Exhibit 96.1

CSA Global
Mining Industry Consultants
an ERM Group company

# Wolfsberg Lithium Project

# S-K 1300 Technical Report Summary

**Prepared for: European Lithium Limited**

**Report Date:** 9 February 2023
**Effective Date:** 5 December 2022

**Qualified Persons:**
Michael Cronwright, MSc (Geol), FGSSA, MSEG, Pr.Sci.Nat.
Anton Geldenhuys, MEng, FGSSA, Pr.Sci.Nat
Sifiso Siwela, Hons (Geol), FGSSA, MSAIMM, Pr.Sci.Nat

**REPORT № R410.2022**

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Report prepared for

Client Name	European Lithium Limited
Project Name/Job Code	Wolfsberg Lithium Project/ ELIWOL01
Contact Name	Dietrich Wanke
Contact Title	CEO
Office Address	Lagerstr.1, 9400 Wolfsberg, Austria

Report issued by

CSA Global Office

CSA Global South Africa (Pty) Ltd

Building 27, Ground Floor, The Woodlands Office Park
Woodlands Drive, Woodmead
Sandton, Johannesburg
Gauteng, 2148
SOUTH AFRICA

T +27 11 798 4300e

E info@csaglobal.com

Division	Exploration

Report information

Filename	R410.2022 ELIWOL01 Wolfsberg Lithium Project S-K 1300 TRS - FINAL (9 Feb 2023)
Last Edited	2023/2/9 12:00:00
Report Status	Final

Author and Reviewer Signatures

Coordinating Author	Michael Cronwright MSc (ExplGeol), FGSSA, MSEG, Pr.Sci.Nat.	/s/ Michael Cronwright
Contributing Author	Anton Geldenhuys MEng, Pr.Sci.Nat, MGSSA	/s/ Anton Geldenhuys
Contributing Author	Sifiso Siwela Hons (Geol), Pr.Sci.Nat, FGSSA, MSAIMM	/s/ Sifiso Siwela
Peer Reviewer and CSA Global Authorisation	Brendan Clarke PhD (Geology), Pr.Sci.Nat, FGSSA	/s/ Brendan Clarke

© Copyright 2022

CSA Global Report Nº R410.2022	I

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Date and Signature Page

Author	Section(s)	Signature
Anton Geldenhuys	Sections 2.3, 9.2, 11, 21.1, 22.1, 23.1	/s/ Anton Geldenhuys
Michael Cronwright	Sections 3.1, 3.2, 4, 5, 6, 7, 8, 9.1, 9.3, 10, 16, 20, 21, 22 23, 24	/s/ Michael Cronwright
Sifiso Siwela	Sections 1, 2, 3.3, 3.4, 3.5, 3.6, 25	/s/ Sifiso Siwela

The qualifications and relevant experience for each Qualified Person are shown below.

Anton Geldenhuys

Mr Anton Geldenhuys is a Principal Resource Geologist with CSA Global in Johannesburg, South Africa and is a Qualified Person as defined by S-K 1300.

Mr Geldenhuys is an experienced mineral resource specialist with more than 21 years’ industry experience and holds a MEng and BSc (Geol)(Hons) and is a member of the South African Council for Natural Scientific Professions (SACNASP) and a member of both the Geological Society of South Africa (GSSA) and the Geostatistical Association of South Africa. He possesses broad commodity experience including precious metals, vanadium, lithium, rare-earth elements, graphite, tin, potash, base metals, and iron ore. He has extensive expertise in the governance of exploration projects and has worked on a myriad of projects throughout Africa, India, South America, and Europe. Since 2009, Anton has volunteered in multiple committee roles for the Geostatistical Association of Southern Africa and has lectured to university groups, most recently to the Exploration Geology, Master of Science course at Rhodes University on the topic of Mineral Resource Estimation.

Michael Cronwright

Mr Michael Cronwright is a Principal Geologist and Battery Metals Coordinator with CSA Global in Johannesburg, South Africa, and is a Qualified Person as defined by S-K 1300.

Mr Cronwright is a geologist with 22 years’ experience, holds a MSc (Exploration Geology) and BSc (Geol)(Hons) and is a Member of the SACNASP and a Fellow of the GSSA. Mr Cronwright has worked on projects across Africa, Middle East, central Europe. He has broad commodity experience in platinum group metals, chrome, gold, base metals, coal, gold and zirconium. Mr Cronwright has significant experience in lithium, tin and columbo-tantalite mineralisation, pegmatite and vein-hosted mineralisation types. He is qualified as a Competent Person/Qualified Person for pegmatite hosted mineralisation in terms of international reporting codes (JORC, SAMREC, NI 43-101, S-K 1300). He has lectured to the Exploration Geology, Master of Science course at Rhodes University on the topic of Exploration Geochemistry and Geology of Pegmatites.

Sifiso Siwela

Mr Sifiso Siwela is Manager – Africa for CSA Global in Johannesburg, South African and a Qualified Person as defined by S-K 1300.

Mr Siwela is an experience geologist with more than 17 years’ experience in evaluation of mineral projects globally and holds a Graduate Diploma in Engineering (GDE) focusing on Mineral Resource Evaluation and Geostatistics and a BSc (Hon) Geology. He is a Member of the SACNASP and a Fellow and Past President of the GSSA. He is also the Vice-Chair of the SAMCODES Standards Committee where he organised a workshop for S-K 1300 implications on dual listed companies on the JSE and NYSE. His expertise includes exploration strategy design, exploration management, geological modelling, Mineral Resource estimation, Competent Persons reporting, technical reviews, and mineral asset valuation. Sifiso has global mineral project experience, particularly in Africa and the Middle East, and is a Competent Person/Qualified Person for various commodities and deposit styles according to respective reporting codes. He possesses management consulting experience focusing on digitalisation strategy, as well as business design and growth strategy in the minerals industry.

CSA Global Report Nº R410.2022	II

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Contents

	Report prepared for			I
	Report issued by			I
	Report information			I
	Author and Reviewer Signatures			I

Date and Signature Page
	Anton Geldenhuys			II
	Michael Cronwright			II
	Sifiso Siwela			II

1	Executive Summary			1
	1.1	Property Description and Ownership		1
	1.2	Geology and Mineralisation		1
	1.3	Status of Exploration		2
	1.4	Development and Operations		3
	1.5	Mineral Resource Estimate		3
	1.6	Mineral Processing and Metallurgical Testing		5
	1.7	Mineral Reserve Estimates		5
	1.8	Capital and Operating Costs		5
	1.9	Permitting Requirements		5
	1.10	Qualified Person’s Conclusions and Recommendations		5

2	Introduction			6
	2.1	Terms of Reference		6
		2.1.1	Independence	6
		2.1.2	Element of Risk	7
	2.2	Principal Sources of Information		7
	2.3	Qualified Person Site Inspections		7
	2.4	Previous Reports on the Project		7

3	Property Description			8
	3.1	Location of Property		8
	3.2	Datum and Projection		9
	3.3	Mineral Rights and Tenure		9
	3.4	Property Rights		10
	3.5	Surface Rights		13
	3.6	Existing Environmental Liabilities		14
	3.7	Royalties		14

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography			15
	4.1	Accessibility		15
	4.2	Climate		15
	4.3	Physiography (Topography, elevation and vegetation)		16
	4.4	Local Resources and Infrastructure		17

5	History			18
	5.1	Project History		18
	5.2	Exploration History		18
		5.2.1	European Lithium Exploration	19
	5.3	Historical Mineral Resources and Ore Reserves		20
	5.4	Historical Mineral Processing Testwork		22

6	Geological Setting, Mineralisation and Deposit			23
	6.1	Regional Geology		23
	6.2	Local Geology		25
	6.3	Project Geology		27
	6.4	Mineralisation Style and Deposit Type – LCT Pegmatites		31
		6.4.1	General Lithium Mineral Processing Considerations	33

CSA Global Report Nº R410.2022	III

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

7	Exploration			35
	7.1	Introduction		35
	7.2	Mapping		35
	7.3	Soil Sampling		36
	7.4	Underground Section Mapping and Channel Sampling		36
	7.5	Trenching		37
	7.6	Other Exploration Work		37
	7.7	Drilling		37
		7.7.1	Minerex Drilling	38
		7.7.2	European Lithium Drilling (2012 to 2021)	39
	7.8	Qualified Person’s Opinion on the Exploration		45

8	Sample Preparation, Analyses and Security			46
	8.1	Sampling Methods and Preparation		46
	8.2	Core Handling at Drill Site and Transport of Core Boxes		47
	8.3	Recovery and Metre Marking		47
	8.4	Geotechnical Logging		47
	8.5	Lithology Logging		47
	8.6	Core Photography		47
	8.7	Bulk Density		48
	8.8	Core Cutting and Sampling		49
	8.9	Chain of Custody and Sample Security		49
	8.10	Sample Preparation and Analysis		50
	8.11	Quality Assurance and Quality Control		50
	8.12	Check Assays		53
	8.13	Summary and Qualified Person Opinion on Sampling and Analysis		54

9	Data Verification			56
	9.1	Data Verification of Historical Minerex Data		56
		9.1.1	Channel Sampling	57
		9.1.2	Twin Hole Drilling Program	58
		9.1.3	Qualified Person Opinion in the Historical Verification Program	60
	9.2	Site Visit		60
		9.2.1	Core Processing and Storage Facility	60
		9.2.2	Underground Exploration Development	61
		9.2.3	Site Visit Conclusion	63
	9.3	Database Verification and Validation		63
		9.3.1	Qualified Person Opinion and Recommendations	64

10	Mineral Processing and Metallurgical Testing			65
	10.1	Physical and Hydrometallurgical Testwork (2017)		65
		10.1.1	Physical Processing	65
		10.1.2	Hydrometallurgical Testwork	66
	10.2	Comminution Testing and Physical Processing Testwork (2018)		66
		10.2.1	Results	67
	10.3	Summary and Conclusion		67

CSA Global Report Nº R410.2022	IV

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

11	Mineral Resource Estimates			68
	11.1	Introduction		68
	11.2	Mineral Resource Summary		68
		11.2.1	Input Data	68
		11.2.2	2D to 3D Transformation	68
		11.2.3	Thickness	69
		11.2.4	Thickness and Volume	70
		11.2.5	Drillhole Intersections	71
		11.2.6	Lithium Grade	71
		11.2.7	Variography	72
		11.2.8	Grade and Thickness Estimation	72
		11.2.9	Bulk Density	73
		11.2.10	Prospects of Economic Extraction	73
		11.2.11	Mineral Resource Classification	73
	11.3	Qualified Person’s Opinion on the Mineral Resource		75
		11.3.1	Data	75
		11.3.2	Geological Interpretation	75
		11.3.3	Modelling and Estimation	75
		11.3.4	Mineral Resource Classification	76
	11.4	Mineral Resource Statement		78
	11.5	Mineral Resource Risk		78
	11.6	Qualified Person Opinion on Reasonable Prospects for Economic Extraction		79

12	Mineral Reserve Estimates			80

13	Mining Methods			81

14	Processing and Recovery Methods			82

15	Infrastructure			83

16	Market Studies			84

17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups			88

18	Capital and Operating Costs			89

19	Economic Analysis			90

20	Adjacent Properties			91

21	Other Relevant Data and Information			92

22	Interpretation and Conclusions			93

	22.1	Mineral Resources		94

23	Recommendations			95

	23.1	Mineral Resources		95
	23.2	Planned 2023 Exploration		96

24	References			97

25	Reliance on Information Provided by the Registrant			100

CSA Global Report Nº R410.2022	V

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figures

Figure 2-1:	Diagram showing the location of the Wolfsberg Project	8
Figure 2-2:	Location of the Wolfsberg Project in the Koralpe Mountains	9
Figure 2-3:	Location of the Project exploration and mining licences	13
Figure 3-1:	Plots of A) the average monthly temperatures and B) average monthly precipitation (solid line is rainfall and dotted line snowfall) at Klagenfurt	16
Figure 4-1:	Plan of the underground workings at Wolfsberg	19
Figure 4-2:	Photograph of underground workings at Wolfsberg	19
Figure 4-3:	Photograph of bulk sampling being carried out by European Lithium in 2013	21
Figure 5-1:	Geological map of the Alps showing the distribution of Permian metamorphism and related magmatic rocks (including spodumene-bearing pegmatites)	25
Figure 5-2:	Block diagram showing the major tectonic units of the Eastern Alps	25
Figure 5-3:	Stratigraphy of the Koralpe area	26
Figure 5-4:	Proposed genetic model for the formation of Alpine Permian pegmatites	27
Figure 5-5:	Geological map of the Wolfsberg Project. Section line for Figure 5-6 also shown	28
Figure 5-6:	3D representation of anticline showing the relationship between Zone 1 and 2 and the AHP and MHP (see Figure 5-5 for location of section line)	29
Figure 5-7:	Typical cross section showing AHP and MHP dykes	29
Figure 5-8:	3D schematic of the Wolfsberg pegmatites	30
Figure 5-9:	Schematic cross-section through AHP showing the primary, pegmatitic internal structure and contact phenomena	31
Figure 5-10:	Sketches showing the shapes of (A) vertical en-echelon series of intrusions which are joined at depth (Fossen, 2010) and (B) a more shallowly dipping series of veins exposed and surface, with blind intrusions at depth (Source: unknown)	33
Figure 5-11:	Schematic crustal profile illustrating the two pegmatite formation models, i.e. pegmatites in a pluton-related (RMG pegmatites), compared with a pluton-unrelated (DPA pegmatites), scenario	34
Figure 5-12:	Spodumene-quartz intergrowth seen in thin section	35
Figure 6-1:	Simplified geological map of the broader deposit area	37
Figure 6-2:	A Sandvik DE130 rig drilling drillhole number P15-22	40
Figure 6-3:	Overview map with underground workings and drillhole locations from the 2016 underground drilling	41
Figure 6-4:	Topographic map with seven drillhole collar locations for the 2017 drilling campaign	42
Figure 6-5:	Orthophoto plan with drill collar positions (Phase 1 = 2019, Phase 2 = 2021)	44
Figure 6-6:	GEOPS rig drilling hole P18-09 as part of the 2021 drilling program	45
Figure 7-1:	Example of a core box photograph (P18-13 Box 060)	48
Figure 7-2:	Control chart showing the performance of the various reference materials used for the 2016–2021 programs	51
Figure 7-3:	ANOVA (analysis of variance) duplicates flowsheet	52
Figure 7-4:	Plot of original (parent) vs duplicate sample (core, crush and pulp duplicates) for the 2016–2021 drilling	52
Figure 7-5:	Results of check lab analysis results from SGS of 29 sample from 2016 exploration program	53
Figure 7-6:	Results of 44 samples analysed by Li-OG63 (four-acid digest) and ME-ICP82b (peroxide fusion) at ALS in 2017	54
Figure 8-1:	Comparison of the Minerex and Europrean Lithium verification campaign for the trend of the Li2O grade along the drift for Zone A, Vein 2.1 (top) and Zone B, Vein 3.1 (bottom)	57
Figure 8-2:	Summary of the comparison and verification investigation for all three veins (light blue is the historical data; dark blue are the results of the work completed by European Lithium)	58
Figure 8-3:	3D view illustrating Minerex drillholes selected for the twin hole verification program in 2016 (drillhole spacing approximately 100 m)	58
Figure 8-4:	Comparison of lithium grade and length of the intersection composites for Minerex and the twin hole datasets	59
Figure 8-5:	Core photography rig (left) and density station (right) at the Wolfsberg core processing and storage facility	60

CSA Global Report Nº R410.2022	VI

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 8-6:	Core saw at the Wolfsberg core processing and storage facility	61
Figure 8-7:	Core storage at the Wolfsberg core processing and storage facility	61
Figure 8-8:	Portal entrance at the Wolfsberg underground mine	62
Figure 8-9:	Pegmatite exposure in the roof of an exploration drift; note the internal country rock and channel sample	62
Figure 8-10:	Pegmatite exposure in the roof of an exploration drift	63
Figure 10-1:	2D representation of a 3D volume	70
Figure 10-2:	Interpretive aspects of vein thickness	71
Figure 10-3:	Relationship between volume in 3D and 2D showing the impact of the projection plane	71
Figure 10-4:	Geometric relationship between drillhole intersection and length, and true and projected thickness	72
Figure 10-5:	Thickness and grade of the pegmatite and vein	73
Figure 10-6:	Longitudinal section showing the Mineral Resource classification for Vein 7 relative to drillhole intersections	76
Figure 10-7:	Li2O grade estimate on the 2D plane relative to the composited vein intersections for Vein 7 (14)	77
Figure 10-8:	Thickness estimate on the 2D plane relative to the composited vein intersections for Vein 7 (14)	78
Figure 10-9:	Mineral Resource classification on the 2D plane relative to intersection locations for Vein 7 (14); RESCAT 1 is Measured, 2 is Indicated and 3 is Inferred	79
Figure 10-10:	Measured Mineral Resource relative to intersection locations for Vein 7 (14) showing the number of intersections used for each block estimate	79
Figure 15-1:	Global lithium reserves by deposit type	86
Figure 15-2:	Comparison of lithium applications and consumption between 2015 and 2021 (USGS, 2016 and 2022)	87
Figure 15-3:	Current and future lithium supply by geography (top) and deposit type (bottom)	88
Figure 15-4:	Lithium carbonate price trend from 2018 to December 2022	88
Figure 15-5:	Global lithium supply by company	89
Figure 19-1:	Map showing the exploration licences held by EV Resources GmbH in relation to European Lithium’s Wolfsberg Project area	93

Tables

Table 1-1:	Wolfsberg Mineral Resource at a 0.2% Li2O cut-off and 0.5 m thickness cut-off as of 29 November 2021	4
Table 3-1:	Coordinates for Wolfsberg Project exploration licences	10
Table 3-2:	Coordinates for Wolfsberg Project mining licences	11
Table 4-1:	Climate data for Klagenfurt airport	15
Table 4-2:	Climate data for Brandl Koralpe Weather Station (2014–2021)	15
Table 5-1:	Exploration works undertaken by Minerex	18
Table 5-2:	Minerex estimate of mineralisation for the Wolfsberg Project (1987)	20
Table 5-3:	Mine-IT Miller mineral resource for the Wolfsberg Project (2012)	21
Table 5-4:	MRE reported inclusive of Ore Reserves on 3 July 2017 at a 0% Li2O cut-off in accordance with JORC (2012)	22
Table 5-5:	Mineral Reserve statement reported in 2018 PFS (5 April 2018) in accordance with JORC (2012)	22
Table 6-1:	Bulk chemistry of selected AHP and MHP	30
Table 6-2:	Summary of chemical composition and density of the main lithium minerals associated with pegmatites	31
Table 7-1:	Summary of all drilling completed be Minerex and European Lithium (holes in Zone 1 used for the MRE)	37
Table 7-2:	Summary of drilled cross sections by Minerex (from Maynard, 2016)	38
Table 7-3:	Drillhole collar information for the 2012 surface drilling program (all holes were drilled in Zone 2 outside resource area)	39
Table 7-4:	Drillhole collar information for the 2016 underground twin drilling program	41
Table 7-5:	Drillhole collar information for the 2017 surface drilling program	42
Table 7-6:	Drillhole collar information for the 2018 drilling program focused in Zone 2 outside the resource area	43
Table 7-7:	Drillhole collar information for the 2019 drilling program	43
Table 7-8:	Drillhole collar information for the 2021 drilling program	45
Table 8-1:	Summary of samples submitted for assay and QAQC quantities inserted into the sample stream for the 2016–2021 exploration programs	49
Table 8-2:	Summary of preparation and assay methods used by European Lithium in the 2016–2021 exploration and drilling	50
Table 8-3:	Summary of certified lithium values for the CRMs used by European Lithium	51
Table 9-1:	List of drillholes (geological and sample logs) checked against core photographs	63
Table 11-1:	Variogram parameters	72
Table 11-2:	Bulk density results	73
Table 11-3:	Modelling and estimation findings and suggested improvements	76
Table 11-4:	Wolfsberg Mineral Resource at a 0.2% Li2O cut-off and 0.5 m thickness cut-off as of 29 November 2021	78

Appendices

Appendix A	Glossary
Appendix B	Abbreviations and Units of Measurement

CSA Global Report Nº R410.2022	VII

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

1	Executive Summary

1.1	Property Description and Ownership

The Wolfsberg Lithium Project (“the Project”) is in the Wolfsberg District of Carinthia, the southernmost of the nine states of the federal republic of Austria. It is in mountainous terrain of the Koralpe mountain range, part of the Lavanttal Alps, and in the catchment of the Lavant River. The Project area is approximately 23 km east of the town of Wolfsberg and 270 km southwest of Austria’s capital Vienna, in the Frantschach-St Gertraud Municipality.

The mineral rights and the corresponding licences are held by European Lithium Limited (European Lithium). Mining in Austria is regulated under the Mineral Resources Act (Mineralrohstoffgesetz 38/1999), as amended, and mineral rights are granted in the form of exploration licences and mining licences (also referred to as prospecting licences and extraction licences, respectively). The Wolfsberg Project consists of 54 contiguous exploration licences covering 1,133 ha. It also includes 11 mining licences occupying 52.8 ha that lie within the exploration licence area. All the exploration licences are valid to 31 December 2024. In Austria, there is no expiry date on a mining licence for free-for-exploitation minerals, provided the annual work requirement has been met.

1.2	Geology and Mineralisation

The geology of Austria is dominated by the uplifted Alpine orogenic belt (the European Alps), which forms a spine-like ridge stretching from east to west across central Europe, and rising to heights of over 4,000 m. The Wolfsberg Project is located at the eastern end of the Tauern window within the Austroalpine Koralpe-Wölz nappe system. The Koralpe is a north-south trending mountain ridge approximately 25 km in length and comprises metamorphic rocks including paragneisses and mica schists with eclogites, amphibolites and marbles.

The Wolfsberg Project geology is characterised by a sequence of quartzitic, locally kyanite-bearing mica schists and eclogitic amphibolites, into which the pegmatite veins were intruded. The strata uniformly strike west-northwest to east-southeast (with an average strike of 120°) and dip at an average of 60° to the north-northeast. The spodumene-bearing pegmatites occur as unzoned veins/dykes in the eclogitic amphibolites and kyanite-bearing mica schists. Two pegmatite-bearing areas were recognised, namely Zone 1 in the north and the primary focus of current and historical exploration, and Zone 2 immediately to the south of Zone 1 and the focus of limited scout drilling and not part of any Mineral Resource estimates (MRE).

A total of 15 veins have been traced from the borehole data, both vertically and horizontally. The strike and dip of the veins are relatively constant and concordant with the dip and strike of the host schists and amphibolite. The average vein thickness is approximately 1.4 m. Dependent on the host rock, the pegmatites have been subdivided into an amphibolite-hosted pegmatite (AHP) and mica-schist hosted pegmatite (MHP), with the former being more common. Drilling along strike has proved a maximum strike extension of 590 m for the AHP, and 1,300 m for the MHP, with a maximum extension down dip for both of 350 m. The AHP and MHP differ only in their alkali content, with sodium being higher and lithium lower in the latter. The average Li2O content of all the samples taken during the underground exploration is 1.6% Li2O in AHP, vs 1.2% Li2O in the MHP.

The Wolfsberg pegmatites belong to the rare-element pegmatite class, of the lithium-caesium-tantalum (LCT) family, of the albite-spodumene type. The Wolfsberg pegmatites are considered to have formed by anatexis (melting) of metasedimentary (e.g. metasedimentary rocks with evaporite sequences) and/or metaigneous rocks.

Economically relevant elements in spodumene and feldspars have been analysed. The spodumene contains 7.4% Li2O and approximately 0.45% FeO, ranging from 0.4% to 0.6% and MnO content ranging between 0.08% and 0.15%. The spodumene compositions were found to be identical in both the AHP and MHP veins.

CSA Global Report Nº R410.2022	1

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

1.3	Status of Exploration

The previous exploration includes geological mapping, structural mapping and interpretation, geochemical soil surveys, pitting, trenching, the development of an underground access decline with drives along selected veins, underground trial mining, and the excavation of two 500-tonne bulk samples from each of the two ore types. Several drilling phases have also been completed.

Initial work was undertaken between 1981 and 1987, by Minerex, an Austrian Government company, and the exploration work completed included initial surface geological mapping, surface trenching and a diamond drilling program collared from surface. In 1985, an underground exploration program was undertaken, including the development of a decline from the surface from the northern side of the Brandrücken Mountain through the amphibole schist to provide access to the pegmatite veins. Drifts were driven along strike of selected pegmatites to provide access for mapping and sampling, and an additional decline was driven to access the pegmatites in the mica schist. In total, 1,389 m of underground development was mined. A diamond drilling campaign was undertaken from underground sites to effectively infill the surface drilling to approximately 50 m intervals in the eastern part of Zone 1 (the northern part of the deposit).

Minerex undertook a number of mineral processing studies between 1982 and 1987 on selected samples from the Wolfsberg pegmatites. Flotation and magnetic separation testwork conducted by NCSU produced spodumene concentrates of >6% Li2O with recoveries of over 85% from both high-grade and low-grade material contaminated with 10% amphibolite or 10 % mica schist. In addition, ceramic grade feldspar could also be produced with feldspar recoveries of >90% at concentrate grades of >86% feldspar from both material types. The spodumene concentrates were subsequently tested at the Versuchsanstalt fur Chemie der Hoheren Bundeslehr und Versuchsanstalt fur Chemische Industrie laboratory in Vienna for conversion to lithium carbonate. A 96% Li2CO3 product was produced at a 93% recovery from a 6% Li2O spodumene concentrate.

In 1985, a detailed underground exploration program was undertaken by Minerex. A decline was developed from surface with a total length of 1,389 m and provides access to the pegmatite veins. Drifts were driven along strike of selected veins to provide access for mapping and sampling. A diamond drilling campaign was then undertaken from selected underground sites to infill the drillholes drilled from the surface.

Minerex also carried out a diamond drilling program with surface holes and underground holes. Little to no data are available, and no core remains from the program. However, maps and cross sections of the drilling were obtained, which show a total of 84 surface holes and 24 underground holes.

Minerex ceased exploration in 1988 and the Project was taken over by Kärntner Montanindustrie GmbH (KMI), a private mining company that continued with the necessary works and other requirements specified by the authorities to keep the mine and the exploration licences in good standing.

The initial surface geological mapping undertaken by Minerex, coupled with early trenching, formed the basis of the early exploration programs in the 1980s.

In 2011, European Lithium acquired the Project. The work completed by European Lithium to date includes collation, verification and validation of historical data through channel sampling and drilling of seven twin drillholes, metallurgical testwork, as well as additional exploration drilling with the most recent phase completed in 2021.

In 2011, an extensive geological mapping program was undertaken covering a considerably larger area than the original Minerex investigation. Soil geochemical surveys were also undertaken by Minerex. Underground section mapping and channel sampling was conducted. A total of 35 trenches were excavated, logged and sampled (9,940 m³ and 200 samples) by Minerex.

European Lithium undertook exploration scout drilling in 2012 and in 2018 in Zone 2, on the southern limb of the anticline, which confirmed the structural interpretation, and presence of lithium-bearing pegmatite veins. A total of five HQ diameter holes were drilled in 2012 and another five holes in 2018.

CSA Global Report Nº R410.2022	2

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

In 2016, an underground drilling program of seven drillholes was undertaken, as well as a verification program of the Minerex drill data, including twin hole underground drilling and channel sampling along exposed pegmatite veins in the underground drifts to replicate the Minerex channel sampling.

A 2017 surface drilling program comprised four HQ3 diameter holes designed to verify the extension at depth of the pegmatite veins identified by Minerex, and three HQ3 diameter holes to obtain more information on the extension of the pegmatite veins to the south into Zone 2, for a total length of 2,576.6 m.

European Lithium carried out 300 m of trenching in 2017 on the southern limb of the anticline to identify pegmatites at surface and their southern extension. The lithium grade of pegmatite samples was considered too low to be of interest. A drilling program in Zone 2 was completed in 2018 with an additional five HQ3 diameter holes for a total length of 1,329 m.

In 2019, a Phase 1 drilling program was conducted to verify vein continuity between the deep drilling undertaken in 2017 and the historical (Minerex) drilling. The objective of the infill drilling was to convert Inferred Resources into Indicated Resources and to confirm the extension of the deposit towards the west. The program included five shallow HQ3 diameter drillholes totalling 1,330.7 m.

In 2021, a Phase 2 resource extension and infill drilling program took place to significantly increase the existing JORC (2012) Mineral Resources for the planned Definitive Feasibility Study (DFS) and extensions to the deposit for future drilling programs. The infill drilling program was a continuation of the drilling programs undertaken in 2016 to 2019. The drilling program comprised 20 HQ3 diameter drillholes with a total length of 7,923.0 m.

1.4	Development and Operations

As part of the Minerex work in 1985, a decline and drifts were driven along strike of selected pegmatites to provide access for mapping and sampling, and an additional decline was driven to access the pegmatites in the mica schist. In total, 1,389 m of underground development was mined.

Two experimental stopes were also mined to evaluate cut-and-fill and longhole sublevel stoping methods, providing bulk samples for future metallurgical testing. One stope was mined in the AMP and one stope in the MHP

1.5	Mineral Resource Estimate

This subsection contains forward-looking information related to Mineral Resource estimates (MREs) for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this subsection including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

CSA Global South Africa (Pty) Ltd (CSA Global), an ERM Group company, and the Qualified Person (Mineral Resources) conducted a review of the Wolfsberg Mineral Resource. The review was based on supplied files and reports, discussions with several European Lithium employees and consultants, and included a site visit to the Project.

The Mineral Resource has seen numerous updates over time due to the acquisition of additional drilling data. The current Mineral Resource, with an effective date of 29 November 2021, and which is the subject of this review, was reported on 1 December 2021 in the European Lithium ASX release.

The Mineral Resource is based on drilling data collected by Minerex in the 1980s (none of the channel sampling data was used) and European Lithium between 2016 and 2021 focused on Zone 1 using a two-dimensional (2D) modelling technique.

The inclusion of the historical Minerex data was supported by an extensive verification program by European Lithium in 2016, which included drilling and comparisons between the historical and recently acquired data, which in turn is supported by an industry recognised quality assurance and quality control (QAQC) program. The exploration data collected by European Lithium was done using industry accepted procedures and is considered suitably accurate and representative of the mineralisation.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Former exploration activities, which comprise underground drifts, demonstrate the geological continuity of the pegmatite veins and is supported by the more recent exploration by European Lithium. Geostatistical analysis (i.e. variography) demonstrate the grade and thickness continuity of the pegmatite veins.

Based on considerations of geological and grade continuity, spacing of the drillhole intersections, the Mineral Resource is classified into Measured, Indicated and Inferred categories.

The criteria applied for Mineral Resource classification are well considered. These include the proximity of drilling data and underground exploration drifts which demonstrate geological continuity. Interpolation vs extrapolation was also considered, such that Measured and Indicated Mineral Resources must be estimated by interpolation.

Some unfavourable artefacts, however, appear in the classified model when these criteria are applied that may impact the classification in future updates of the Mineral Resource. The current classification is, however, acceptable in its current form, as the suggested enhancements will result in minor changes to the overall Mineral Resource.

Measured Mineral Resource is classified immediately above and below the underground workings that visibly show continuity to the extent of the underground drilling, which results in profiles at 50 m along strike. Indicated Mineral Resource is classified for the main cross sections where there are at least three drillholes no more than 50 m apart. Inferred Mineral Resource is classified for the main cross section where there are at least three drillholes no more than 75 m apart.

The MRE for the Project is reported in accordance with SEC S-K 1300 regulations. The in-situ MRE is reported on 100% ownership basis. No Mineral Reserves were estimated for the Project. The effective date of the Mineral Resource is 29 November 2021. The Mineral Resource is reported at a 0.2% Li2O grade cut-off and 0.5 m thickness cut-off. A constant bulk density value of 2.73 t/m3 is applied to pegmatite volumes to estimate tonnage.

Table 1-1:	Wolfsberg Mineral Resource at a 0.2% Li2O cut-off and 0.5 m thickness cut-off as of 29 November 2021

Mineral Resource classification	Tonnage (Mt)	Grade (% Li2O)	Content (kt Li2O)
Measured	4.31	1.13	48.7
Indicated	5.43	0.95	51.9
Measured + Indicated	9.74	1.03	100.4
Inferred	3.14	0.90	28.2

Notes:

●	Mt is million tonnes, kt is thousand tonnes.

●	Figures have been rounded to the appropriate level of precision for the reporting of Mineral Resources.

●	Mineral Resources are stated as in situ dry tonnes; figures are reported in metric tonnes.

●	The Mineral Resource has been classified under the guidelines of S-K 1300.

●	The Mineral Resource has demonstrated reasonable prospects for economic extraction based on prefeasibility study work conducted in 2018.

●	Historical underground development volumes have not been depleted from the Mineral Resource; however, these volumes are considered negligible relative to the size of the Mineral Resource.

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

1.6	Mineral Processing and Metallurgical Testing

European Lithium has conducted a number of phases of processing testwork as part of their work to inform the 2018 Prefeasibility Study (PFS) and more recently as part of the work for their DFS, which is ongoing. The samples for the 2017 testwork were taken by European Lithium in 2016 from the -70 mm bulk sample stockpiles created by the trial mining and comprised 4 tonnes of AHP and 4 tonnes of MHP. An additional 1 tonne of each type of material (i.e. AHP and MHP) was provided for the 2018 testwork. The work was undertaken by Dorfner-Anzaplan based in Hirschau, Germany.

The testwork conducted to date has confirmed the historical testwork and further demonstrated that the spodumene-bearing AHP and MHP are amenable to the production of spodumene concentrates using conventional processing technologies (i.e. DMS and flotation) that can potentially be further processed into battery grade lithium carbonate and lithium hydroxide. Additional work is required to address some of the issues around the processing of the MHP material.

Testwork has also shown the potential to produce feldspar and quartz by-products from the waste product streams.

1.7	Mineral Reserve Estimates

Not applicable to this technical report summary (TRS).

1.8	Capital and Operating Costs

Not applicable to this TRS.

1.9	Permitting Requirements

Not applicable to this TRS.

1.10	Qualified Person’s Conclusions and Recommendations

CSA Global was not involved in any of the exploration conducted but has reviewed the exploration completed to date and the supporting documentation provided by European Lithium. Overall, the Qualified Persons consider the data used to prepare the geological models and MRE is accurate and representative and has been generated with industry accepted standards and procedures.

The MRE was prepared in accordance with industry best practices and originally reported in accordance with the guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition).

The Qualified Person considers the MRE representative of the informing data, and that the data is of sufficient quality to support the 2021 MRE classified into the Measured, Indicated and Inferred categories. Reasonable prospects for economic extraction have been demonstrated on the Project in 2018 during the PFS. Considering the current and forecast product prices, the assessment for reasonable prospects for economic extraction is, in the Qualified Person’s opinion, still valid.

The Qualified Persons note that there are a number of areas for improvement in the exploration process and include implementation of a fit-for-purpose relational database with timely backups will ensure a robust and secure database going forward and relevant workflows. The Qualified Person also recommends some improvements to the QAQC protocols and these include reducing the number of certified reference materials used, types of blank materials used, more frequent check lab assays, inclusion of some check work on the use of quarter core vs half core and more frequent use of x-ray diffraction (XRD) analysis to help characterise the pegmatite mineralogy in the exploration process.

Zone 2 preliminary exploration work has confirmed the potential for spodumene-bearing pegmatites, similar to those Zone 1, which presents an opportunity to potentially extend Mineral Resources within the Project area.

The Qualified Person also recommends a number of areas for improvement with regards to the Mineral Resource. In summary, these include the use of the channel sampling data, use of implicit three-dimensional (3D) technique to model pegmatites, calculation of experimental variograms for each vein due to geological considerations of domaining, checks on estimates using global mean values and de-cluster the data if necessary and include validations such as swath plots for a semi-local assessment of the estimates.

Bench-scale mineral processing and metallurgical testing on material taken from the underground workings has demonstrated that the spodumene-hosted lithium mineralisation is amenable to producing a potentially marketable spodumene concentrate. Testwork on these concentrates has also demonstrated that they can be converted into a lithium carbonate or lithium hydroxide with potential lithium-ion battery applications. Testwork has shown the potential to produce feldspar and quartz by-products for the local and regional glass and ceramic industries from the waste product streams.

The planned work program for 2023 comprises geotechnical drilling, planned to the north-northeast of the current exploration area in Zone 1, as part of the ongoing DFS investigation, and exploration drillholes are planned to test the strike extension of the pegmatites in Zone 2. The estimated associated exploration costs are approximately €5,000,000.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

2	Introduction

2.1	Terms of Reference

CSA Global South Africa (Pty) Ltd (CSA Global), an ERM Group company, was commissioned by European Lithium Limited (European Lithium) to prepare a technical report for the Wolfsberg Lithium Project (“the Project”). This report is a Technical Report Summary (TRS) which summarises the findings of the Mineral Resource estimate (MRE) in accordance with the Securities Exchange Commission Part 229 Standard Instructions for Filing Forms Regulation S-K subpart 1300 (S-K 1300). The purpose of the TRS is to report exploration results and Mineral Resources. No Mineral Reserves have been reported.

The effective date of this report is 5 December 2022, and the report is based on technical information known to the authors and CSA Global at that date. As noted on the Date and Signature Page, several Qualified Persons were involved in the technical work summarised in this TRS.

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in CSA Global’s services, based on:

●	Information available at the time of preparation

●	Data supplied by the client

●	The assumptions, conditions, and qualifications set forth in this report.

European Lithium has reviewed draft copies of this report for factual errors and omissions. Any changes made as a result of these reviews did not include alterations to the interpretations and conclusions made. Therefore, statements and opinions expressed in this document are given in good faith and the belief that such statements and opinions are not false and misleading at the date of this report.

2.1.1	Independence

This report has been authored by Mr Anton Geldenhuys, Mr Michael Cronwright and Mr Sifiso Siwela, who are all CSA Global employees who have no material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence in the preparation of this report. CSA Global has prepared this report in return for professional fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report. No member or employee of CSA Global is or is intended to be, a director, officer, or other direct employee of European Lithium. No member or employee of CSA Global has or has had, any shareholding in European Lithium. Furthermore, there is no formal agreement between CSA Global and European Lithium as to CSA Global providing further work for European Lithium.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

2.1.2	Element of Risk

The interpretations and conclusions reached in this report are based on current geological theory and the best evidence available to the author at the time of writing. It is the nature of all scientific conclusions that they are founded on an assessment of probabilities and, however high these probabilities might be, they make no claim for absolute certainty. Any economic decisions which might be taken on the basis of interpretations or conclusions contained in this report will therefore carry an element of risk.

2.2	Principal Sources of Information

Sources of information for the work conducted are listed in Section 24 (References) and from information provided by European Lithium. CSA Global has undertaken its own review of the technical aspects contained in this report. Based on the data supplied by European Lithium, CSA Global has prepared the TRS for the Project. CSA Global has made all reasonable endeavours to confirm the authenticity and completeness of this data.

2.3	Qualified Person Site Inspections

A site visit was conducted by the Qualified Person (Mineral Resources), Mr Anton Geldenhuys, from 22 to 25 November 2022. During the trip, the following sites were visited:

●	Geology office in Wolfsberg

●	Core processing and storage facility

●	Underground exploration development

●	Surface area in the vicinity of the Project.

The site visit is further detailed in Section 9.2.

2.4	Previous Reports on the Project

This is the first TRS European Lithium has submitted for the Wolfsberg Project, and the authors are not aware of any other TRS submitted by prior owners of the Project. However, European Lithium did publish a Technical Report and Prefeasibility Study (PFS) for the Wolfsberg Project on 5 April 2018 (180404 PFS_v5 (weblink.com.au). This previous Technical Report relied on the MRE published on 3 July 2017 (01870818.pdf (weblink.com.au) for the Project under the reporting requirements of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“the JORC Code, 2012 Edition”).

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

3	Property Description

3.1	Location of Property

The Wolfsberg Project is in the Wolfsberg District (a second-level administrative division) of Carinthia, the southernmost of the nine states of the federal republic of Austria. It is in mountainous terrain in the Koralpe mountain range, part of Lavanttal Alps, and in the catchment of the Lavant River. The Project area and existing underground workings are in the Koralpe mountain range, close to the watershed dividing the states of Carinthia and Styria, and opposite each other in the valley of the Brandgraben River. The Project area is approximately 23 km east of the town of Wolfsberg and 270 km southwest of Austria’s capital Vienna, in the Frantschach-St Gertraud Municipality (a municipality is a third-level administrative division). This municipality extends from Frantschach-St Gertraud, a small town on the northern outskirts of the town of Wolfsberg, up into the Koralpe mountains. The approximate geographic coordinates for the site are 46°50’11“N latitude 14°59’17“E longitude (Figure 3-1).

Figure 3-1:	Diagram showing the location of the Wolfsberg Project
Source: European Lithium

The terrain is mountainous and afforested to the west of Wolfsberg (Figure 3-2). A winding-surfaced road, the L148 Weinebene Straße, provides access to the sites from Wolfsberg and there is a railway station in Frantschach-St Gertraud on the northern outskirts of Wolfsberg. Land uses in the vicinity of the mine and concentrator plant sites are predominantly forestry and tourism. There is also a ski resort nearby in the Koralpe. The nearest permanently populated settlements are the hamlets of Hubenbauer im Prössinggraben and Obergösel some 2.5 km from the Project area.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 3-2:	Location of the Wolfsberg Project in the Koralpe Mountains
Source: European Lithium

3.2	Datum and Projection

All maps in Austrian National Grid – MGI/Austria Gauss-Kruger (GK) Central – EPSG: 31255 unless otherwise specified.

3.3	Mineral Rights and Tenure

In Austria, mining is regulated under the Mineral Resources Act (Mineralrohstoffgesetz 38/1999, as amended – abbreviated here as MinroG). Under MinroG, mineral rights are granted in the form of exploration licences and mining licences (also referred to as prospecting licences and extraction licences, respectively).

Mining may not commence in a mining licence area without minerals and environmental approvals and must comply with the conditions of the approvals. The minerals approvals include an approved mining operation plan (Gewinnungsbetriebsplan) and an installation licence for structures to be developed, including the mine workings, the processing facilities, and any dumps or stockpiles. The environmental approvals required depend on the nature of the operation, the sensitivity of the mine and infrastructure sites, and the potential for conflict with other land uses.

The mineral rights, and the corresponding licences held by European Lithium, are discussed below.

In Austrian mining law, mineralisation is categorised into three groups:

●	Free-for-exploitation minerals (Bergfreie), which include lithium as well as all other metallic mineralisation and numerous industrial minerals

●	State-owned minerals (Bundeseigene), which include rock salt, hydrocarbon, and uranium

●	Landowner minerals (grundeigene), which are owned by the landowner and include minerals not listed in the previous two categories (among these are dolomite, quartzite, bentonite, diatomite, mica, feldspar, marl, granite, clay, and glass sand with an SiO2 content of more than 80%).

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

The exploration licences for free-for-exploitation minerals are granted for tenements that are circular in shape and radii of 425 m. Each licence gives the holder the exclusive right to explore for a term of five years. At the end of each calendar year, a report on the exploration and its results must be provided to the Mining Authority. The exploration licence can be extended for further periods of five years if exploration works have been performed at least once in the licence area. Performing works in one licence area is sufficient for the renewal of up to 100 exploration licences.

A mining licence for free-for-mining minerals entitles the licence holder to exclusively exploit the specified minerals in the licence area and to acquire title to mineralisation that is mined. Additionally, the holder of a mining licence can acquire title to landowner minerals resulting from the mining of the specified free-for-mining minerals if separate mining of the landowner minerals is not economically justified. This applies to the Wolfsberg Project, where feldspar, quartz and amphibolite are potential by-products from the mining and processing of the lithium-bearing pegmatite veins.

Mining licences are granted by the Mining Authority for licence areas that are rectangular in shape and have a surface area of 48,000 m² (referred to as Grubenmaße). The applicant must demonstrate economically feasible by submission of detailed data, followed by an oral hearing on site. A maximum of 16 mining licence areas may be granted to one applicant, and the total area is called a mine field (Grubenfeld). An applicant can have multiple Grubenfelds.

The holder of a mining licence is obliged to start mining operations within two years (in at least one Grubenmaße), and mining must be performed for at least four months per year.

The holder of a mining licence is granted the right to use the water that flows into the workings.

3.4	Property Rights

The Wolfsberg Project consists of 54 exploration licences covering 1,133 ha (Table 3-1). It also includes 11 mining licences (Table 3-2) occupying 52.8 ha within the exploration licence area.

Table 3-1: Coordinates for Wolfsberg Project exploration licences

Exploration licence no.	Exploration licence centroid ID	Centroid east (GK M31)	Centroid north (GK M31)	Area (ha)		Date granted	Date of expiry
1	104/96	124,300.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
2	105/96	125,000.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
3	106/96	125,700.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
4	107/96	126,400.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
5	108/96	123,950.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
6	109/96	124,650.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
7	110/96	125,350.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
8	111/96	126,050.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
9	112/96	126,750.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
10	113/96	124,300.00	5,189,400.00	56.7	*	14 Dec 1992	31 Dec 2024
11	114/96	125,000.00	5,189,400.00	56.7	*	14 Dec 1992	31 Dec 2024
12	115/96	125,700.00	5,189,400.00	56.7	*	14 Dec 1992	31 Dec 2024
13	116/96	126,400.00	5,189,400.00	56.7	*	14 Dec 1992	31 Dec 2024
14	117/96	127,100.00	5,189,400.00	56.7	*	14 Dec 1992	31 Dec 2024
15	118/96	124,650.00	5,188,800.00	56.7	*	14 Dec 1992	31 Dec 2024
16	119/96	125,350.00	5,188,800.00	56.7	*	14 Dec 1992	31 Dec 2024
17	120/96	126,050.00	5,188,800.00	56.7	*	14 Dec 1992	31 Dec 2024
18	121/96	126,750.00	5,188,800.00	56.7	*	14 Dec 1992	31 Dec 2024
19	122/96	127,100.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
20	123/96	127,800.00	5,190,600.00	56.7	*	14 Dec 1992	31 Dec 2024
21	124/96	127,450.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
22	125/96	128,150.00	5,190,000.00	56.7	*	14 Dec 1992	31 Dec 2024
23	370/11(611/11)	124,300.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
24	371/11(612/11)	125,000.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
25	372/11(613/11)	125,700.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
26	373/11(614/11)	126,400.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
27	374/11(615/11)	127,100.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
28	375/11(615/11)	127,800.00	5,191,000.00	56.7	*	20 Oct 2011	31 Dec 2024
29	378/11(619/11)	123,950.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
30	379/11(620/11)	124,650.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Exploration licence no.	Exploration licence centroid ID	Centroid east (GK M31)	Centroid north (GK M31)	Area (ha)		Date granted	Date of expiry
31	380/11(621/11)	125,350.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
32	381/11(622/11)	126,050.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
33	382/11(623/11)	126,750.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
34	383/11(624/11)	127,450.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
35	384/11(625/11)	128,150.00	5,190,400.00	56.7	*	20 Oct 2011	31 Dec 2024
36	386/11(627/11)	123,600.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
37	387/11(628/11)	124,300.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
38	388/11(629/11)	125,000.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
39	389/11(630/11)	125,700.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
40	390/11(631/11)	126,400.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
41	391/11(632/11)	127,100.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
42	392/11(633/11)	127,800.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
43	394/11(636/11)	128,500.00	5,189,800.00	56.7	*	20 Oct 2011	31 Dec 2024
44	395/11(637/11)	123,950.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
45	396/11(638/11)	124,650.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
46	397/11(639/11)	125,350.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
47	398/11(640/11)	126,050.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
48	400/11(645/11)	126,750.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
49	401/11(646/11)	127,450.00	5,189,200.00	56.7	*	20 Oct 2011	31 Dec 2024
50	402/11(647/11)	124,300.00	5,188,600.00	56.7	*	20 Oct 2011	31 Dec 2024
51	403/11(648/11)	125,000.00	5,188,600.00	56.7	*	20 Oct 2011	31 Dec 2024
52	408/11(634/11)	125,700.00	5,188,600.00	56.7	*	20 Oct 2011	31 Dec 2024
53	409/11(641/11)	126,400.00	5,188,600.00	56.7	*	20 Oct 2011	31 Dec 2024
54	412/11(649/11)	127,100.00	5,188,600.00	56.7	*	20 Oct 2011	31 Dec 2024

Source: European Lithium

Table 3-2:	Coordinates for Wolfsberg Project mining licences

Licence name	Corner point	Easting (GK M31)	Northing (GK M31)	Area (ha)	Date granted
	1	126,424.34	5,190,354.04
Andreas 1	2	126,813.21	5,190,260.30	4.8*	22 Mar 2011
	3	126,785.09	5,190,143.65
	4	126,396.22	5,190,237.38
	4	126,396.22	5,190,237.38
Andreas 2	3	126,785.09	5,190,143.65	4.8*	22 Mar 2011
	6	126,756.97	5,190,026.99
	5	126,368.10	5,190,120.72
	5	126,368.10	5,190,120.72
Andreas 3	6	126,756.97	5,190,026.99	4.8*	22 Mar 2011
	7	126,728.85	5,189,910.33
	8	126,339.99	5,190,004.06
	14	125,786.33	5,190,075.79
Andreas 4	13	126,175.20	5,189,982.06	4.8*	22 Mar 2011
	16	126,147.08	5,189,865.40
	15	125,758.21	5,189,959.13
	15	125,758.21	5,189,959.13
Andreas 5	16	126,147.08	5,189,865.40	4.8*	22 Mar 2011
	18	126,118.96	5,189,748.74
	19	125,730.09	5,189,842.47

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Licence name	Corner point	Easting (GK M31)	Northing (GK M31)	Area (ha)	Date granted
	9	126,189.26	5,190,040.39
Andreas 6	10	126,578.12	5,189,946.66	4.8*	22 Mar 2011
	11	126,550.00	5,189,830.00
	12	126,161.14	5,189,923.73
	12	126,161.14	5,189,923.73
Andreas 7	11	126,550.00	5,189,830.00	4.8*	22 Mar 2011
	22	126,521.88	5,189,713.34
	17	126,133.02	5,189,807.07
	17	126,133.02	5,189,807.07
Andreas 8	22	126,521.88	5,189,713.34	4.8*	22 Mar 2011
	21	126,493.76	5,189,596.68
	20	126,104.90	5,189,690.41
	10	126,550.00	5,189,830.00
Andreas 9	23	126,938.86	5,189,736.27		22 Mar 2011
	24	126,910.74	5,189,619.61
	11	126,521.88	5,189,713.34
	11	126,555.00	5,189,830.00
Andreas 10	24	126,938.86	5,189,736.27	4.8*	22 Mar 2011
	25	126,910.74	5,189,619.61
	22	126,521.88	5,189,713.34
	22	126,521.88	5,189,713.34
Andreas 11	25	126,910.74	5,189,619.61	4.8*	22 Mar 2011
	26	126,882.62	5,189,502.95
	21	126,493.76	5,189,596.68

*	All these mining licences covering a total of 52.8 ha overlap the exploration licences.

Source: European Lithium

Originally, there were 22 exploration licences (Exploration Licences 1 to 22) in 1992, which were renewed in 2014 until 31 December 2019 and have subsequently been renewed again to 31 December 2024.

An additional 32 exploration licences (Exploration Licences 23 to 54) were granted by the Mining Authority in October 2011. These 32 licences overlap the original 22 licences (Figure 3-3). The overlaps convert the normal licence pattern into a secure licence pattern. The latter pattern is an extra security measure that prevents the small chance of a third party attempting to file for a mining licence on the property. These additional licences were also extended and given the same licence expiry date as that of the original 22 licences (31 December 2019). All the licences were subsequently renewed again until 31 December 2024. The Qualified Persons are not aware of any solicitor’s report providing an opinion on the validity of the licences nor have the actual licences have not been viewed by Qualified Persons, but European Lithium has provided a memo document from DLA Piper Weiss-Tessbach Rechtsanwälte GmbH outlining the licences as stated here (DLA Piper Weiss-Tessbach Rechtsanwälte GmbH, Memorandum Dated 5 August 2022). The Mining Authority’s decision to renew the licences is recorded as Decision: BMNT-67.050/0122-VI/10/2019.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 3-3:	Location of the Project exploration and mining licences Source: European Lithium

In Austria, there is no expiry date on a mining licence for free-for-exploitation minerals, provided the annual work requirement has been met. Bulk mine samples totalling 1,000 tonnes were taken in 2013 for metallurgical testwork, and this fulfilled the mining licence requirement for mining to start within two years of the mining licence being granted. European Lithium then applied for an exemption from undertaking additional mining while technical studies were in progress, and this was granted until the end of 2015. This exemption was extended to 2016 and 2017 in a decree from the Mining Authority dated 3 November 2015, and further extended until 31 December 2019 in a decree from the Mining Authority dated 30 January 2018. The exemption was extended again in 2021 until 31 December 2023 by the Mining Authority (Decision: 2021-0.777.545), according to European Lithium’s lawyers (DLA Piper Weiss-Tessbach Rechtsanwälte GmbH, Memorandum Dated 5 August 2022).

3.5	Surface Rights

According to MinroG, mineral rights do not confer surface rights. The rights to access and use the surface of the exploration and mining licence areas must be obtained from the property owners in the form of consents or by acquiring title deeds.

The holder of a mining licence must seek consent from the landowner to access the mineral deposit and develop infrastructure on the surface. If consent cannot be obtained or the negotiation of an agreement compensating the landowner fails, the Mining Authority can grant a compulsory right of use to the licence holder and can decide on the amount of compensation. The access consents and usage agreements do not have to be registered rights; they can be agreements under civil law in a two-party relationship.

On 15 April 2011, an agreement was reached that granted European Lithium the right to access to and use of the landowner’s property for mining and exploration. The 2011 agreement gives the landowner the right to object to surface facilities on the land, and the use of the land for such facilities requires the negotiation of compensation terms with the landowner or the landowner’s agreement to sell to European Lithium that portion of the land required for the development of the Project. Recourse can be sought from the mining law to grant compulsory access.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

There have been conflicts over surface access at the mine site. In June 2017, an arbitration tribunal ruled in favour of European Lithium after the landowner denied access to the property and terminated the earlier agreement. The tribunal found that the termination was unlawful and held that European Lithium was entitled to full access to and usage of the property to carry out all mining activities as well as all ancillary activities related thereto. On 18 January 2018, access to the exploration drilling sites by European Lithium was denied by the landowner. An application was made to the Villach Court to enforce the arbitration decision. On 2 February 2018, the Villach Court rejected all the landowner’s objections, enforced the arbitration ruling, and fined the landowner.

According to European Lithium’s lawyers (DLA Piper Weiss-Tessbach Rechtsanwälte GmbH, Memorandum Dated 5 August 2022), there is a 2021 supplementary agreement to the 2011 agreement. Reportedly, this pertains to the agreement to use the land to conduct exploration and drilling works.

3.6	Existing Environmental Liabilities

A decline was developed to explore the deposit. The mining operation plan that was agreed for this development reportedly covers the closure of the decline. The 2013 approval for this plan required European Lithium to provide a guarantee of €19,625 in respect of the closure of the existing decline. The decline is now inhabited by populations of bats of conservation importance and is only to be used as an emergency exit during mining development and operations.

Section 109 of MinroG obliges the mining licence holder to take all measures to assure the safety of people, of goods, of the environment, of the deposit and of the surface as well as assuring the use of the surface after termination of the mining activities. The mining program submitted has to cover, amongst other matters, the expected emissions by the mining activity and indication to its reduction, measures for safeguarding the surface and for the use of surface after termination of mining including the costs as well as the intended use of the surface after termination of the mining activity.

Section 112 of MinroG describes the closing down program, which covers the closing down of the mine or an independent part or major part of the mine.

The Project is still undertaking baseline studies at the mine site and will be expanding the number of studies and extending baseline monitoring to the proposed site of a hydrometallurgical plant. Consultants have been engaged to undertake this work. A legal firm specialising in environmental law and permitting has been engaged to assist European Lithium in determining the permitting regime, permit requirements and permitting authority that will pertain to the two planned sites (i.e. mine/concentrator and hydrometallurgical plant).

3.7	Royalties

No royalty obligations are due in Austria for materials mined from the Wolfsberg Project. However, a royalty agreement exists between European Lithium and Exchange Minerals Limited whereby Exchange Minerals Limited will receive a royalty of €1.50/t of minerals sold from the Wolfsberg tenements; this includes spodumene, feldspar and quartz products.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Accessibility

The nearest town, 23 km to the west of the Project area, is Wolfsberg, situated within the Lavanttal Alps, west of the Koralpe range and in the Lavanttal Valley. Wolfsberg’s municipal area of 279 km² is the fourth largest in Austria. The Project area is actually within the Frantschach-St Gertraud Municipality (population 2,800) which lies immediately to the north of Wolfsberg and was part of the Wolfsberg Municipality until 1997. International airports at Graz and Klagenfurt are only 60 km away.

The mining property is accessed from the direction of Wolfsberg to the west by surfaced road (L148 Weinebene Straße) (24 km) or from the town of Deutschlandsberg in Styria, 26 km to the east (Figure 3-2). Wolfsberg has direct access to the A2 motorway and the motorway network of Austria and Europe. Road access to the mine site is maintained all year round with routine clearance of snow in winter to keep the Wolfsberg-Deutschlandsberg road open and maintain access to the Weinebene ski resort, which is adjacent to the mine property.

4.2	Climate

The Carinthia region in which the Project is located, has a temperate continental climate (Dfb – Köppen climate classification), with hot and moderately wet summers and long harsh winters. In recent decades, winters have been exceptionally dry. Klagenfurt, the capital of the federal state of Carinthia, approximately 45 km southwest of Wolfsberg, has a similar continental climate as shown in the data in Table 4-1. However, colder temperature conditions are experienced at the higher elevations at the Project area in the Koralpe mountains as evidenced recent meteorological data collected between 2014 and 2021 by the Brandl Koralpe weather station, which is at a similar elevation to the Project area but located 14.5 km from the Project area an altitude of 1,485 metres above mean sea level (mamsl), shown in Table 4-2.

Table 4-1:	Climate data for Klagenfurt airport

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Average high (°C)	1	4	10	15	20	24	26	25	20	14	7	1
Daily mean (°C)	-3	-1	4	9	14	18	20	19	14	8	3	-2
Average low (°C)	-6	-5	-1	4	8	12	14	13	9	5	0	-5
Average rainfall (mm)	14.8	20.2	34.9	51.1	70.6	95.2	95.8	96.4	93.6	78.9	58.1	27
Average snowfall (mm)	121.4	97.5	42.5	12.8	3.5	0	0	0	0	5.4	64.1	133
Average precipitation days	4.4	4.8	5.8	7.9	10.1	12.1	11.7	11.1	8.8	7.9	6.9	5.6
Daily sunshine hours	9.1	10.4	12.0	13.6	15.1	15.8	15.4	14.1	12.5	10.8	9.4	8.6

Source: www.weatherspark.com/

Table 4-2:	Climate data for Brandl Koralpe Weather Station (2014–2021)

	Monthly data for the period 2014–2021
Climate data	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Maximum temperature	0.7	1.0	3.3	8.1	10.6	16.0	16.3	15.6	11.6	8.0	5.1	3.3
(°C)	-6.2	-7.2	-1.6	1.3	5.2	11.6	13.6	12.1	7.5	4.3	0.4	-2.6
Minimum temperature	-2.6	-1.4	.07	4.7	7.8	13.2	14.8	14.3	10.1	6.2	2.7	0.4
(°C)	8	8	8	8	8	8	8	8	8	8	8	7
Average temperature (°C)	63	109	56	98	214	167	196	209	229	159	144	77
Period (years)	4	22	8	29	64	71	90	76	42	28	17	0
Maximum precipitation (mm)	31.2	53.7	30.6	50.0	137.8	115.6	131.4	147.4	120.7	77.8	79.2	32.1
Minimum precipitation (mm)	8	8	8	8	8	8	8	8	8	8	7	7

Source: ZAMG

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

The average number of sunshine hours is the highest between May and August. In autumn and winter, temperature inversions often dominate, characterised by still air with dense fog and trapped pollution forming smog that covers the frosty valleys, while mild sunny weather is recorded higher up in the foothills and mountains.

The main exploration season is from May to October, with mining possible all through the year. European Lithium has engaged drilling contractors experienced in drilling in winter conditions and so has been able to undertake exploration during the winter months.

Figure 4-1:	Plots of A) the average monthly temperatures and B) average monthly precipitation (solid line is rainfall and dotted line snowfall) at Klagenfurt
Source: www.weatherspark.com/

4.3	Physiography (Topography, elevation and vegetation)

The Project area forms part of the Koralpe mountain range which forms the border between Carinthia and the neighbouring Austrian province of Styria to the east. The topography is rugged with elevations ranging from about 1000 mamsl to over 1800 mamsl, the highest peak being the Gr. Speikkogel 7 km to the south of the Project are with an elevation of 2,140 mamsl. The Project area is covered by areas of commercial pine forests with scattered cleared grazing areas.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

The town of Wolfsberg is approximately 460 mamsl and situated to the west of the Koralpe mountain range within the valley of the Lavant River, which flows into the Drava River to the south.

4.4	Local Resources and Infrastructure

The Project area is readily accessible to skilled labour, electricity, natural gas, water, communications and transport to meet the needs of a moderate-sized underground mining operation and any processing facilities. The main natural gas distributor pipelines in Austria follow the motorways, and the chosen location for the proposed hydrometallurgical plant is a short distance from the gas line along the A2 motorway.

Wolfsberg has a growing light industrial sector and a population of 25,000. It is actively promoting itself as a business location with good transport infrastructure, availability of natural gas and power, and a qualified and productive workforce. The adjacent municipality of Frantschach-St Gertraud hosts a major Mondi pulp and paper mill. The towns offer a broad variety of accommodation for employees of the Project as well as a broad range of services in support of operations.

Graz, which is 70 km to the north of Wolfsberg, is the capital city of Styria and is the second largest city in Austria after Vienna, and it has a larger urban population of over 600,000. It is the major industrial city of Austria with considerable activity supporting the European motor industry. Jaguar has announced its intention to build its e-Pace electric car in Graz at the facilities of Magna Steyr. Magna Steyr recently sold its battery division in Graz to Samsung SDI, which is using Graz as its European headquarters to expand lithium battery production in Europe. Graz is also a university town with 44,000 students.

Another 60 km north of Graz is Leoben. It hosts the largest open pit mine in Europe (Erzberg) and the University of Leoben (Montanuniversität Leoben), which specialises in mining and related subjects. It is the second oldest mining university in Europe and currently has over 3,000 students.

Klagenfurt, 61 km southwest of Wolfsberg, is the capital of Carinthia and economic centre mainly in light industry, electronics and tourism. It has a population of 100,000.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

5	History

The following summary is taken from the 2018 Prefeasibility Report (DRA, 2018).

5.1	Project History

Between 1981 (when it was discovered) and 1987, the Wolfsberg Lithium Project was the focus of extensive exploration work by the original owners, Minerex, an Austrian Government company. In 1987, Minerex undertook a PFS; however, due to the then current lithium prices and the revaluation of the Austrian Schilling to the US dollar, the PFS concluded that the Project did not meet the investment criteria. In 1988, the Austrian Government, therefore, decided not to develop the Project, and Minerex was closed.

After Minerex’s closure, the company archive (comprising many other projects) was transferred to Bleiberger Bergwerks Union (BBU) as the legal successor of Minerex. BBU was a lead-zinc mining company also operated by the Austrian Government. In 1991, BBU was closed by the Austrian Government, and the company abandoned their development plans. All the mineral tenements, as well as the underground infrastructure, were then sold to Kärntner Montanindustrie GmbH (KMI), a private mining company that mined micaceous hematite in Carinthia and Morocco. KMI continued with the necessary works and other requirements specified by the authorities to maintain the mine and the exploration licences in good standing.

European Lithium acquired the Wolfsberg Project from KMI in 2011. European Lithium was owned by Global Strategic Metals NL (GSM) (80%) and by Exchange Minerals Limited (a private company) (20%) and listed on the ASX in 2016 through a reverse takeover.

The 2016 reverse takeover was successfully completed by European Lithium by selling the Austrian lithium assets to Paynes Find Gold Limited (PFG), an Australian Securities Exchange (ASX) listed company, for shares in PFG. PFG was renamed European Lithium Limited (http://europeanlithium.com “ELL”) and was subsequently re-admitted to the ASX whilst the original European Lithium Limited remains an unlisted British Virgin Islands (BVI) company.

5.2	Exploration History

Between 1981 and 1987, Minerex completed exploration work that comprised initial surface geological mapping along with 9,940 m³ of surface trenching and a diamond drilling program totalling 12,012 m collared from surface.

In 1985, an underground exploration program was undertaken, including the development of a decline from the surface from the northern side of the Brandrücken Mountain through the amphibole schist to provide access to the pegmatite veins. Drifts were driven along strike of selected pegmatites to provide access for mapping and sampling, and an additional decline was driven to access the pegmatites in the mica schist. In total, 1,389 m of underground development was mined. A diamond drilling campaign of 4,715 m was undertaken from underground sites to effectively infill the surface drilling to approximately 50 m intervals in the eastern part of Zone 1, as shown in Table 5-1.

Table 5-1: Exploration works undertaken by Minerex

Exploration Work	Parameters	Quantity
Exploration trenches (surface)	Number / volume	35 / 9,940 m3
Diamond core drilling (surface)	Number / length	64 / 12,012 m
Decline drift from surface	Length	417.6 m
Underground development between veins	Length	119.2 m
Drifts following veins (along strike)	Length	853.7 m

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

The underground workings at Wolfsberg are shown in plan in Figure 5-1 and the photograph in Figure 5-2.

Figure 5-1:	Plan of the underground workings at Wolfsberg
Source: European Lithium

Figure 5-2:	Photograph of underground workings at Wolfsberg
Source: European Lithium

5.2.1	European Lithium Exploration

Following European Lithium’s acquisition of the Wolfsberg Project from KMI in 2011, GSM (an 80% shareholder) required the Mineral Resource to be reported in accordance with the JORC (2004) guidelines. Assay data for the Minerex drillholes was found in the personal files of Hon.-Prof. Mag. Dr Richard Göd, Minerex Chief Geologist. Mine-IT then prepared a MRE which was reported to GSM in a Technical Report in June 2012. GSM engaged an Independent Competent Person, Mr Ian Miller (Geotask (Pty) Ltd), to review the Mine-IT resource estimation reported in accordance with the JORC (2004) guidelines.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

All the drilling by Minerex had been conducted on the northern limb of an anticline. Dr Göd was engaged as geological adviser to European Lithium, who proposed that the lithium-bearing pegmatite veins should also be present on the southern limb of the anticline. European Lithium undertook scout exploration drilling in 2012 on the southern flank of the anticline and confirmed this structural interpretation and the presence of lithium-bearing pegmatite veins. Mining was undertaken in 2013 to collect 500-tonne bulk samples from the two ore types for metallurgical testing (see Figure 5-3).

Figure 5-3:	Photograph of bulk sampling being carried out by European Lithium in 2013
Source: European Lithium

5.3	Historical Mineral Resources and Ore Reserves

As outlined above, the Wolfsberg Project has been under the ownership of several companies since it was discovered in 1981 and has been the subject of numerous resource estimates under different reporting standards as detailed below.

The first estimate of mineralisation reported for the Wolfsberg Project was that of Minerex in 1987. This work used the data acquired by Minerex and was reported according to the standard at that time was ÖNORM G 1050 (ORAMA, 2017), as set by the Gesellschaft der Metallurgen und Bergleute (GDMB). This work allowed for estimates of mineralisation in the 1B, 1C and 2C categories as presented in Table 5-2. Note that the grade is given as lithium oxide (Li2O) and is not CRIRSCO-code compliant.

Table 5-2:	Minerex estimate of mineralisation for the Wolfsberg Project (1987)

Category	Tonnage (Mt)	Grade (% Li2O)
1B (probable/likely)	3.67	1.3
1C (indicated)	2.32	1.3
2C (supposed/assumed)	11.94	1.3
Total	17.93	1.3

In 2010, KMI engaged Mine-IT to develop a three-dimensional (3D) digital geological model and estimate of mineralisation from the Minerex data. Unfortunately, at the time it was believed that most of the supporting data for the Project, such as the drill core, drill core logs, and quality assurance and quality control (QAQC) protocols, had been lost. As such, Mine-IT developed their resource model from secondary data, which consisted of surface maps of drill locations and profiles of the drilling data produced by Minerex. Mine-IT developed the resource according to the Austrian mining standard at the time (Austrian ÖNORM G 1050); however, only tonnages could be calculated as no analyses were available to Mine-IT at the time.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

KMI utilised the Mine-IT Mineral Resource tonnage in its application in 2011 to the Austrian Mining Authority for a mining licence, which was granted to KMI on 22 March 2011. The resource in the drilled area was reviewed by an independent expert for the Austrian Mining Authority and a resource of 4.98 Mt was declared as R-1A-E (Reliable estimate with reported economically mineable “reserves”), the highest category of the Austrian ÖNORM G 1050 reporting standard at the time. A further 5.26 Mt was declared as R-2-N (Preliminary estimate with no reported mineable “reserves”).

An analytical database was subsequently located amongst the Minerex records, and in 2012, European Lithium commissioned Mine-IT to prepare a new MRE that included the lithium grades. This resource was then reviewed by Mr Ian Miller, Principal Applied Geologist of Geotask, who declared that the Mine-IT resource (Table 5-3) was stated in compliance with the requirements of the then current JORC Code (2004). Mr Miller was considered to be an Independent Competent Person for the purposes of reporting resources under the JORC Code (2004).

Table 5-3:	Mine-IT Miller mineral resource for the Wolfsberg Project (2012)

Category	Tonnage (Mt)	Grade (% Li2O)
Measured*	3.7	1.5
Indicated	3.2	1.2
Total (Measured and Indicated)	6.9	1.39
Inferred	10.0	1.2

*	A cut-off grade of 0.75% Li2O was used for the measured resource estimation.

This Mineral Resource (Table 5-3) was supported at the time by the following:

●	35 surface trench excavations with 200 samples

●	78 surface diamond drillholes totalling 12,012 m

●	34 underground diamond drillholes totalling 4,715 m

●	1,389 m of decline and underground mine development, with channel sampling of pegmatite dykes

●	1,607 assays.

In April 2014, European Lithium commissioned Al Maynard and Associates (http://www.geological.com.au/; “AM&A”) to prepare an Independent Geological Report, to be presented as a Competent Person’s Report (CPR), on the Wolfsberg Lithium Project. The 2014 CPR was to be included in an Admission Document for an application by ELL to be admitted to trading on the Alternative Investment Market (AIM) of the London Stock Exchange (LSE).

In preparing the 2014 CPR, AM&A observed the guidelines of the LSE’s AIM Note for Mining and Oil & Gas Companies – June 2009, and the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports (the VALMIN Code) – 2005, which is binding on members of the Australasian Institute of Mining and Metallurgy (AusIMM) and the Australian Institute of Geoscientists (AIG). The review of the historical resource estimates was prepared using the guidelines of the 2004 JORC Code with additional information from the 2012 JORC Code.

AM&A (Maynard, 2016) considered that the previous MREs, which were stated in compliance with the 2004 JORC Code, were no longer valid under the 2012 JORC Code guidelines and materially downgraded the classification of the estimate. This was because there was no existing drill core and a lack of original source documentation on the drilling methods and core recoveries, the procedures followed when sampling the diamond core, the QAQC procedures, and the laboratory analyses. As such, AM&A downgraded the previously stated Measured Resources to the Inferred Resource category, and the Indicated and Inferred Resources were downgraded to Exploration Targets. The Mineral Resource and Exploration Targets were stated in accordance with JORC (2012).

In May 2016, European Lithium again commissioned AM&A to prepare an updated CPR to be included in a Replacement Prospectus to be issued by PFG as part of the Company’s re-compliance with Chapters 1 and 2 of the ASX (https://www.asx.com.au/) Listing Rules. In preparing the 2016 CPR, AM&A observed the guidelines of the ASX and the VALMIN Code 2015. AM&A (Maynard, 2016) stated a 3.7 Mt Inferred Resource at a 1.5% Li2O grade, for 55,500 tonnes of contained Li2O.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Following the 2016 exploration drilling which was used to verify the historical Minerex data, an updated MRE was reported by European Lithium on 20 November 2016 and included Measured and Indicated Resources. The resource was declared at 0% Li2O cut-off. (01803924.pdf (weblink.com.au)). Following the 2017 exploration drilling, a further 4.68 Mt at 0.78% Li2O of Inferred Mineral Resources (at 0% Li2O cut off) were declared. The 2017 estimate is summarised in (Table 5-4) (01870818.pdf (weblink.com.au)).

Table 5-4:	MRE reported inclusive of Ore Reserves on 3 July 2017 at a 0% Li2O cut-off in accordance with JORC (2012)

Category	Tonnage (Mt)	Grade (% Li2O)
Measured	2.86	1.28
Indicated	3.44	1.08
Total (Measured and Indicated)	6.3	1.17
Inferred	4.68	1.00

The 2017 MRE was used to inform a PFS that was announced on 5 April 2018 (180404 PFS_v5 (weblink.com.au)). As part of the PFS, an Ore Reserve (in accordance with JORC, 2012) was reported. The Ore Reserve included allowance for dilution and recovery and application of other modifying factors as presented in the PFS. The underground stoping cut-off grade was calculated at 0.3% Li2O. Underground ore sorting was proposed to increase the grade of the run-of-mine (ROM) material to the concentrator to 1.03% Li2O.

Table 5-5:	Mineral Reserve statement reported in 2018 PFS (5 April 2018) in accordance with JORC (2012)

Category	Tonnes (kt)	Grade (% Li2O)	Content (kt Li2O)
Proven Reserves	4,319	0.69	29.7
Probable Reserves	3,116	0.75	23.2
Proven and Probable Reserves	7,435	0.71	52.9

In 2019, a Phase 1 drilling program, with a total length of 1,330.7 m, was conducted with the objective of infill drilling to convert Inferred Resources (2017) into Indicated Resources and to confirm the extension of the deposit toward the west. In 2021, a Phase 2 resource extension drilling program, with a total metreage of 7,923.0 m, was executed to increase the existing Mineral Resources and delineate extensions of the deposit for future drilling programs. On 1 December 2021, an updated MRE was released to the ASX. The MRE was prepared by Mine-IT and audited by the Independent Competent Person Mr Don Hains, P. Geo, in accordance with JORC (2012). Mr Hains stated a 9.7 Mt combined Measured and Indicated Resource at 1.03% Li2O grade at a 0% Li2O cut-off (ASX:EUR announcement 9 November 2021 - Announcement - Wolfsberg Resource Upgrade V3 (weblink.com.au)).

5.4	Historical Mineral Processing Testwork

A summary of more recent testwork conducted by European Lithium is provided in Section 10 (Mineral Processing and Metallurgical Testing).

Minerex undertook a number of mineral processing studies between 1982 and 1987 on selected samples from the Wolfsberg pegmatites. These were sent to the Minerals Research Laboratory of the North Carolina State University College of Engineering (https://mrl.ies.ncsu.edu/; “NCSU”).

Flotation and magnetic separation testwork conducted by NCSU produced spodumene concentrates of >6% Li2O with recoveries of over 85% from both high-grade and low-grade material contaminated with 10% amphibolite or 10% mica schist. In addition, ceramic grade feldspar could also be produced with feldspar recoveries of >90% at concentrate grades of >86% feldspar from both material types. The recovered feldspar amounted to 28–32% of the head feed. A glass grade quartz concentrate was also produced from both material types with recoveries ranging from 15–17% of the head feed achieved. A mica concentrate was also considered a possible by-product using screening after milling.

Spodumene concentrates were subsequently tested at the Versuchsanstalt fur Chemie der Hoheren Bundeslehr und Versuchsanstalt fur Chemische Industrie laboratory in Vienna for conversion to lithium carbonate. A 96% Li2CO3 product was produced at a 93% recovery from a 6% Li2O spodumene concentrate.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

6	Geological Setting, Mineralisation and Deposit

The following summary is taken from the 2018 Prefeasibility Report (DRA, 2018).

6.1	Regional Geology

The geology of Austria is greatly influenced by the collision of the African tectonic plate with the Eurasian tectonic plate over the last 150 million years (Ma). This collision resulted in strata of the ancient Tethys Ocean being folded and thrust northwards on top of each other and over the northern Bohemian Massif basement.

The geology of Austria is therefore dominated by the uplifted Alpine orogenic belt (the European Alps), which forms a spine-like ridge stretching from east to west across central Europe, rising to heights of over 4,000 masl. Three broad geotectonic divisions are recognised in Austria as follows:

●	The north of the country is dominated by the southern margin of the Bohemian Massif (part of the Hercynian orogenic belt). This unit is a deeply eroded remnant of the middle-European branch of the Variscan (380 Ma to 300 Ma) orogenic belt. It is composed of medium- to high-grade metamorphic rocks of Precambrian to Palaeozoic age, and extensive intrusive granite plutons of Variscan age.

●	Most of the country is dominated by the Eastern Alps, a mountain range composed of pre-Alpine (mainly Palaeozoic) medium-grade metasedimentary rocks and Triassic to Cretaceous limestones (called the Southern and Northern Calcareous Alps).

●	The remainder of Austria’s geology is made up by Tertiary basins filled with sedimentary rocks, e.g. the Viennese and Pannonian basins.

The Austrian Alpine belt consists of three main geological zones forming thrust sheets (nappes) that have been stacked on top of each other and the crystalline basement. During the Permian Period, the continental units of the present-day Alps were affected by lithospheric extension, causing crustal basaltic underplating, high-temperature and low-pressure metamorphism, and intense magmatic activity within the crust (Schuster and Stüwe, 2008; Thöni et al., 2008). The distribution of magmatic and metamorphic rocks related to the Permian event in the Alps is shown in Figure 6-1.

The oldest of these units is the Helvetic nappe which is composed of detached crystalline basement and metamorphic and igneous rocks that were metamorphosed during the Variscan orogeny (Figure 6-2). These rocks are found as thin slivers along a corridor running from Salzburg to Wien, adjacent to the Alpine front thrust faults bounding the Molasse basin.

The Penninic nappe has been thrust over the Helvetic nappe and is composed of ophiolitic sequences and sedimentary rocks that have been metamorphosed to phyllite, schist and amphibolites (Figure 6-2). The Austroalpine nappe structurally overlies the other two nappes and covers the largest part of Austria. This tectonic unit is composed of schists, gneiss, granite, limestone and other volcano sedimentary rocks.

There are several “windows” in the upper thrusted nappe that expose Penninic and Helvetic lithologies below. These include the Engadin and Tauern windows. The Tauern window covers an area of approximately 1,200 km² stretching from Innsbruck, eastwards to the Rotgülden area.

The Wolfsberg Project is located at the eastern end of the Tauern window (Figure 6-1 and Figure 6-2) within the Austroalpine Koralpe-Wölz nappe system. The Koralpe is a north-south trending mountain ridge approximately 25 km in length, which forms part of the Eastern Alpine crystalline basement. A regional outline of the geology of the Koralpe and its geotectonic framework has been given by Tollmann (1977) and Beck-Mannagetta (1980a), and a geological map of the Koralpe has been published by Beck-Mannagetta (1980b).

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Figure 6-1:	Geological map of the Alps showing the distribution of Permian metamorphism and related magmatic rocks (including spodumene-bearing pegmatites)
(1) Deep crustal levels; (2) Kreuzeck-Gailtaler Alpen nappe; (3) Silvretta nappe; (4) Campo nappe; (5) Donnersbach nappe; (6) easternmost part of the Eastern Alps; (7) Southalpine unit; (8) Bozen quartzporphyry; R indicates the area of St. Radegund.
Source: Schuster et al., 2017

Figure 6-2:	Block diagram showing the major tectonic units of the Eastern Alps
Source: Schuster et al., 2013

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6.2	Local Geology

The Koralpe is predominantly composed of metamorphic rocks including paragneisses and mica schists along with eclogites, amphibolites and marbles (Figure 6-3). The only rock of granitic composition, a granitic gneiss, is situated approximately 20 km west of the area. This gneiss is part of a window; therefore, it does not belong to the Koralpe crystalline complex in the strictest sense.

Figure 6-3:	Stratigraphy of the Koralpe area
Source: Göd, 1989

A younger, probably early Alpine metamorphic overprint is well documented (Wimmer-Frey, 1984) and is indicated by mica ages of approximately 80 Ma (Morauf, 1980, 1981). This younger metamorphic event gave rise to the regional, east-west striking, gently undulating, syncline-anticline structure of the Koralpe.

Within the middle Austroalpine unit of the Eastern Alps, several thousand Permian-aged barren pegmatites occur, covering an east-west distance of more than 400 km (Ilickovic et al., 2017; Schuster et al., 2017). These are common in some complexes (e.g. the Rappold, Saualpe-Koralpe, Plankogel, Strieden, and basal Silvretta complexes) but completely absent from others. It is currently held that the barren pegmatites of the Austroalpine unit formed by anatexis from mica schists and paragneisses, often containing staurolite and/or aluminosilicate-rich layers (Stöckert, 1987; Thöni and Miller, 2000).

Spatially associated with the barren pegmatites, and leucogranitic bodies lacking significant rare earth element mineralisation, are several spodumene bearing pegmatites (Ilickovic et al., 2017; Schuster et al., 2017). Spodumene-bearing pegmatites mainly occur within the Koralpe-Wölz nappe system. The biggest are situated in the Hohenwart region/Niedere Tauern (Styria), Falkenbergzug near Judenburg (Styria), Lachtal region/Niedere Tauern (Styria), Weinebene/Koralpe (Carinthia), and in the Defereggen Valley (East Tyrol).

The pegmatites occur as dykes/veins up to a few metres in thickness, with strike lengths of over a kilometre in places (Göd, 1989; Mali, 2004), and as decimetre-sized boudins within the country rocks. New Sm/Nd ages from the Alps indicate a contemporaneous crystallisation of barren pegmatites, leucogranites and spodumene pegmatites during the Permian (~265–270 Ma) (Ilickovic et al., 2017).

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Research undertaken on the pegmatites over the past few years has allowed for a new understanding of the geodynamic evolution of the Austroalpine basement, and this has allowed Ilickovic et al. (2017) and Schuster et al. (2017) to propose a genetic model for the formation of Alpine Permian pegmatites in which barren pegmatites occur in the structurally lower levels, whilst the more evolved and spodumene-bearing pegmatites occur at structurally higher levels (Figure 6-4).

Figure 6-4:	Proposed genetic model for the formation of Alpine Permian pegmatites
Source: Ilickovic et al., 2017

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6.3	Project Geology

The Wolfsberg Project geology was originally described by Göd (1989) and his work has formed the basis of most of the technical reports that followed. The Project area is characterised by a sequence of generally quartzitic, locally kyanite-bearing mica schists and eclogitic amphibolites, into which the pegmatite veins have intruded. Due to the Project area’s position on the northern slope of a Koralpe anticline (Zone 1), the strata uniformly strike west-northwest to east-southeast (with an average strike of 120°) and an average dip of 60° to the north-northeast (Maynard, 2016). The southern limb of the anticline (Zone 2) dips to the south-southeast and is also host to several spodumene-bearing pegmatites (Figure 6-5).

Figure 6-5:	Geological map of the Wolfsberg Project. Section line for Figure 6-6 also shown
Source: DRA (2018) redrawn from Göd, 1989

The amphibolites are finely-laminated, greenish rocks, composed mainly of amphibole, plagioclase, garnet, and minor quartz with locally abundant primary calcite. The eclogitic units, occurring as layers up to a few metres thick, are characterised by symplectitic pyroxenes (Maynard, 2016).

The mica schists are mainly composed of muscovite, quartz, garnet and biotite, along with kyanite paramorphs after andalusite up to a few centimetres in length. Both the eclogitic amphibolites as well as the mica schists occasionally contain graphite-rich layers, ranging from several centimetres to a few tens of centimetres in thickness.

The spodumene-bearing pegmatites occur as unzoned veins/dykes in the eclogitic amphibolites and kyanite-bearing mica schists, being strictly concordant with the foliation (Figure 6-6). Individual veins do not cross the amphibolite/mica schist boundary.

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Figure 6-6:	3D representation of anticline showing the relationship between Zone 1 and 2 and the AHP and MHP (see Figure 6-5 for location of section line)
Source: DRA (2018)

Minerex identified 15 veins in total that could be reasonably traced from the borehole data, both down dip and along strike. The strike and dip of the veins are relatively constant with a dip of 60° and a dip direction of 020° (i.e. to the north-northeast). The average vein thickness is approximately 1.4 m. Dependent on their host rock, the pegmatites have been subdivided into an amphibolite hosted pegmatite (AHP) and mica schist hosted pegmatite (MHP) (Figure 6-7). The AHP type are more common than the MHP type as illustrated in the section in Figure 6-7.

Figure 6-7:	Typical cross section showing AHP and MHP dykes
Source: Redrawn from Göd, 1989

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In general, the AHP lie stratigraphically in the hangingwall position relative to the MHP (Figure 6-8), although with some overlap. Drilling along strike has proved a maximum strike extension of 590 m for the AHP, and 1,300 m for the MHP, with a maximum extension down dip for both at 350 m. It should however be noted that the down dip extension was only limited by the depth of the drillholes at that time, and that the deep drilling undertaken in 2017 indicated vein intersections to 1,100 masl.

Figure 6-8:	3D schematic of the Wolfsberg pegmatites
Source: Maynard, 2016

The AHP are cut in the east by a northeast-southwest trending fault and thin out in the west. The MHP continue to the west but as for the AHP are cut to the east by the northeast-southwest trending fault.

The thicknesses of the AHP and MHP differ significantly, ranging from a few tens of centimetres up to a maximum of 5.5 m, averaging around 2 m. The variation in thickness of the AHP appears to depend on the host rock, while the thickness of the MHP is remarkably consistent.

The AHP are generally uniform in shape and internal structure. The contact zones are characterised by biotitisation of the amphibolites for up to 0.5 m and the formation of holmquistite (Figure 6-9), a lithium-amphibole common in exocontacts of lithium-rich pegmatites hosted by metabasic rocks (Heinrich, 1965). An aplitic zone (Figure 6-9), approximately 10 cm thick, symmetrically borders both contacts and is virtually free of spodumene. Beryl and tourmaline tend to occur close to the pegmatite/amphibolite contact.

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Figure 6-9:	Schematic cross-section through AHP showing the primary, pegmatitic internal structure and contact phenomena
Source: Redrawn from Göd, 1989

These AHP show a preferred orientation of their constituent minerals parallel to the contacts. The centre of the pegmatites is homogeneous, locally preserving the primary pegmatitic structure with a slight metamorphic overprint. The greyish to locally greenish crystals of spodumene are aligned sub-parallel to the pegmatite contacts and average approximately 2–3 cm in length, reaching a maximum of 15 cm. They are homogeneously distributed in a fine-grained matrix of feldspars and quartz.

The MHP lack the typical features and textures of pegmatites, as they have undergone a penetrative metamorphic overprinting, which has almost completely recrystallised the original pegmatite minerals, generating a fine-grained gneissic texture. Though petrographically better termed “aplitic gneisses”, there cannot be any doubt about the pegmatitic origins of the MHP.

In contrast to the AHP, no aplitic border zone or any kind of contact phenomena is observable in the MHP, such that the pegmatite veins are truly homogeneous over their entire thickness and extension. The only minerals visible to the naked eye are rare spodumene grains up to several millimetres in length, giving the rock an augen gneissic texture. Under the microscope, the relatively coarse-grained cataclastic spodumene is aligned parallel to the almost completely recrystallised matrix, emphasising the metamorphic texture (Maynard, 2016). The larger spodumene fragments show the same symplectitic rims and subhedral quartz inclusions, with the same uniform extinction as for the AHP. These crystals are therefore interpreted as relicts from the pre-metamorphic igneous constitution of the pegmatites.

The spodumene content of the MHP is considerably lower than that of the AHP, averaging approximately 15 wt% by volume. The bulk mineralogy is otherwise the same. Fissures in the MHP are locally coated by secondary phosphates (Niedermayr et al., 1988).

The AHP and MHP differ only in their alkali content, with sodium being higher and lithium lower in the latter. The average Li2O content of all the samples taken during the underground exploration is 1.6% Li2O in AHP, vs 1.2% Li2O in the MHP. The variability in the major-element concentrations is higher in AHP than in MHP as provided in Table 6-1.

Table 6-1:	Bulk chemistry of selected AHP and MHP

Mineral	Amphibolite hosted		Mica schist hosted
Li2O (%)	Median 1.79	Maximum 3.15	Median 1.19	Maximum 1.95
Be (ppm)	Median 103	Maximum 1,690	Median 110	Maximum 200
Sn (ppm)	Median 154	Maximum 550	Median 67	Maximum 1,500
W (ppm)	Average 14	Maximum 110	<2
Mo (ppm)	<1		<1
F (ppm)	Average 258	Maximum 530	Average 440	Maximum 555
U (ppm)	Average 6	Maximum 12	Average 9	Maximum 12
Nb (ppm)	Average 55	Maximum 150	Average 85	Maximum 98
Ta (ppm)	Average 19	Maximum 108	Average 24	Maximum 35
Rb (ppm)	Average 1,110	Maximum 2,150	Average 880	Maximum 980
Cs (ppm)	Average 62	Maximum 160	N/A
K:Rb ratio	21		23

Source: Maynard, 2016

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Some of the veins show interbedding of waste whilst others can be considered vein packages of pegmatite and waste. Vein grades include the effect of this internal dilution, but the impact on grade is relatively minor as only approximately 13% of the sample composites assigned to veins are related to interbedding.

Of the trace elements examined, only rubidium, tin and fluorine are significant, with average contents reaching hundreds of parts per million (ppm). The MHP are slightly enriched in fluorine relative to the AHP dykes (440 ppm F vs 258 ppm F), as well as in niobium (85 ppm vs 55 ppm Nb) and possibly tantalum (24 ppm vs 19 ppm Ta). The MHP however contain significantly lower rubidium (880 ppm vs 1,100 ppm Rb), tin (67 ppm vs 154 ppm Sn) and tungsten (2 ppm vs 14 ppm W). The K:Rb ratio of close to 20 attests to the high level of fractionation in both the AHP and MHP veins.

In general, the AHP and MHP can be differentiated based on their internal structure, their degree of metamorphic overprint, and the distribution of their major and trace elements. There is, however, no evidence suggesting separate origins or intrusive stages. It seems that the different competence of the amphibolites and mica schists, and their different reactivities during pegmatite emplacement and subsequent regional metamorphic overprinting, accounts for the mineralogical and textural differences observed in the pegmatites.

6.4	Mineralisation Style and Deposit Type – LCT Pegmatites

A pegmatite is defined as “an essentially igneous rock, commonly of granitic composition, that is distinguished from other igneous rocks by its extremely coarse but variable grain size or by an abundance of crystals with skeletal, graphic, or other strongly directional growth habits. Pegmatites occur as sharply bounded homogenous to zoned bodies within igneous or metamorphic host rocks.” (London, 2008).

The main rock-forming minerals in a granitic pegmatite include feldspar, mica (muscovite and biotite), and quartz. Other minerals may occur in economic concentrations and include, but not limited, to various lithium minerals (Table 6-2), beryl, tourmaline, cassiterite, columbite-tantalite, topaz, garnet, and various rare earth minerals. Commercially, spodumene and petalite are the two most important lithium minerals mined from lithium-caesium-tantalum (LCT) pegmatites. Spodumene concentrates are largely used in the battery industry whereas petalite, as well as some of the spodumene production, is mostly utilised in the glass and ceramics industry. The feldspar, muscovite and quartz from the pegmatites also has a number of industrial and commercial applications.

Table 6-2:	Summary of chemical composition and density of the main lithium minerals associated with pegmatites

Mineral	Chemical composition	Maximum* Li % (calculated)	Maximum* Li2O % (calculated)	Density range g/cm3 (average)
Spodumene	LiAl(Si2O6)	3.7	8.0	3.15
Lepidolite	K2(Li,Al)5-6(Si6-7Al2-1O20)(OH,F)4	1.39–3.6	3–7.9	2.8–2.9 (2.84)
Petalite	LiAl(Si4O10)	1.6–2.27	3.4–4.9	2.39–2.46 (2.42)
Amblygonite-montebrasite	(Li,Na)Al(PO4)(F,OH) - LiAl(PO4)(F,OH)	3.4–4.7	7.4–10.2	3.0
Hectorite	Na0.3(Mg,Li)3Si4O10(OH)2	0.54	1.17	2–3 (2.5)
Eucryptite	LiAl(SiO4)	2.1–5.5	4.5–11.8	2.67
Lithiophilite-triphylite	LiMnPO4 – LiFePO4	4.4	9.53	3.34–3.5
Zinnwaldite	K(Al,Fe,Li)3(Si,Al)4O10(OH)F	1.59	3.42	2.9–3.1 (3.0)
Cookeite (alteration product of spodumene or petalite)	LiAl4(Si3Al)O10(OH)8	1.33	2.86	2.67

*	Note that the actual lithium concentrations presented represent maximum theoretical lithium content and may be lower due to natural variations in the mineral chemistry.
Conversion factor from Li % to Li2O % = Li % x 2.153.
Source: www.webmineral.com; BGS, 2016

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Pegmatites are classified according to several geological, textural, mineralogical, and geochemical parameters and the accepted classification scheme is described in Cerny and Ercit (2005) and London (2008).

The Wolfsberg pegmatites are considered to belong to the rare-element pegmatite class, of the LCT family, of the albite-spodumene type. The albite-spodumene type of pegmatites are characterised by a general absence of a systematic internal zonation, although the textures associated with certain zones described are recognised and aplite zones are common in the footwall and distributed within the pegmatite. LCT pegmatites, are often hosted in metamorphic supracrustal rocks (e.g. greenstone belts) comprising mafic volcanics, and igneous equivalents, and often intercalated with sedimentary rocks, where peak metamorphic conditions attained are usually upper greenschist to amphibolite facies (London, 2008). The pegmatite’s shape is usually controlled by existing faults, fractures, foliation and bedding in country rocks (Duuring, 2020) and often form a series separate to semi-contiguous en échelon and crosscutting bodies, with sub-horizontal to vertical dips, intruded along extensional fracture sets (Figure 6-10).

Figure 6-10:	Sketches showing the shapes of (A) vertical en-echelon series of intrusions which are joined at depth (Fossen, 2010) and (B) a more shallowly dipping series of veins exposed and surface, with blind intrusions at depth (Source: unknown)

The Wolfsberg pegmatites are considered to have formed by anatexis (melting) of metasedimentary (e.g. metasedimentary rocks with evaporite sequences: Simmons and Webber, 2008; London, 2008, 2018) and/or metaigneous rocks (Duuring, 2020) referred to as DPA (direct products of anatexis) type pegmatites (Müller et al., 2022) (Figure 6-11).

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Figure 6-11:	Schematic crustal profile illustrating the two pegmatite formation models, i.e. pegmatites in a pluton-related (RMG pegmatites), compared with a pluton-unrelated (DPA pegmatites), scenario
Note: In the case of pluton-unrelated settings, the degree of partial melting and source rock composition control the formation of barren or mineralized pegmatites.
Source: Müller et al., 2022

It is worth noting that pegmatites are traditionally considered to be the product of extreme fractional crystallisation of granites and usually a close association with a parental granite, derived from melting of metasedimentary rocks in continental collision zones (Cerny and Ercit, 2005 referred to as RMG (residual melts of granitic magmatism) pegmatites (Müller et al, 2022).

Economically relevant elements in spodumene and feldspars have been analysed. Lithium was analysed by atomic absorption spectrometry whilst all other elements were analysed by microprobe, undertaken by G. Kurat (Naturhistorisches Museum, Vienna). The spodumene contains 7.4% Li2O and approximately 0.45% FeO, ranging from 0.4% to 0.6%. The iron distribution is somewhat zonal, increasing slightly toward the rims. The manganese content ranges between 0.08% and 0.15% MnO. The spodumene compositions were found to be identical in both the AHP and MHP veins. The sodium content ranges between 0.26% and 0.45% Na2O.

6.4.1	General Lithium Mineral Processing Considerations

Lithium minerals such as spodumene and petalite are generally separated from other pegmatite minerals by flotation and gravity separation methods. Hand sorting may be used for very coarse-grained lithium minerals. Low intensity magnetic separation can be used to remove tramp iron (from grinding balls), while paramagnetic minerals such as tourmaline or garnet may be removed using high-intensity magnetic separators (Garrett, 2004).

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Downstream processing lithium mineral concentrates may follow several routes. Typically, to extract lithium from spodumene, the crystal structure of spodumene must be converted from the naturally occurring monoclinic α-form to the tetragonal β-form by roasting to about 1,000°C. This makes the spodumene amenable to leaching with sulphuric acid, which forms soluble lithium sulphate, from which lithium carbonate may be precipitated using soda ash.

An evaluation of lithium mineral processing for any specific project should address the following points:

●	What minerals are present in the mineralised rock – if there are several lithium minerals, can they be recovered and processed economically?

●	How pure are the lithium minerals? For example, there could be small quartz intergrowths that reduce concentrate purity, as with spodumene quartz intergrowths, which typically form as a replacement of petalite (Figure 6-12).

●	What liberation methods may be applied, e.g. gravity, flotation and cleaning to produce concentrates of acceptable size distribution and purity?

●	How does the liberation grind size affect other minerals such as niobium-tantalum minerals that may also be of potential economic interest?

Figure 6-12:	Spodumene-quartz intergrowth seen in thin section
Source: Scogings et al. (2016)

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

7	Exploration

7.1	Introduction

CSA Global and the Qualified Person (Exploration, Drilling and Sampling) conducted a review of the exploration work conducted at Wolfsberg, both historical and recently completed work by European Lithium. The review was based on supplied files and reports, as well as discussions with several European Lithium employees and consultants.

The previous exploration work includes geological mapping, structural mapping and interpretation, geochemical soil surveys, pitting, trenching, the development of an underground access decline with drives along selected veins, underground trial mining, and the excavation of two 500-tonne bulk samples from each of the two ore types. A number of drilling phases have also been completed and discussed in more detail in Section 7.7.

Work completed by European Lithium has included collation and verification and validation of historical data through channel sampling and drilling of a number of twin drillholes as well as additional exploration drilling and discussed in more detail in this Sections 7.7, 8 and 9.

This summary has been sourced and compiled from reports supplied by European Lithium to CSA Global and does not represent work done by CSA Global, nor by the Qualified Person (Exploration).

The following summary is taken from the 2018 Prefeasibility Report (DRA, 2018).

7.2	Mapping

Initial surface geological mapping was undertaken by Minerex and coupled with early trenching, formed the basis of the early exploration programs. In 2011, an extensive geological mapping program was undertaken, covering a considerably larger area than the original Minerex investigation area. The program included the location of outcrops of different rock types, orientation of bedding and stratification, and the location of pegmatite boulders on surface (Figure 7-1). All the locational data was recorded using a global positioning system (GPS) and documented in the database.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

500m
N
LEGEND
1550
100m Contour lines
forest roads
exploration drifts
Geology
Strike dip directions
Pegmatite bolders
Amphibolite
Micaschist
fault (Minerex)
European Lithium Ltd
Lithium Koralpe
Geological Map
June - August 2011
Richard Göd
Scale 1: 5000
Date 26 Mar 2012

Figure 7-1:	Simplified geological map of the broader deposit area
Source: European Lithium/DRA

7.3	Soil Sampling

Maynard (2016) notes that soil geochemical surveys were undertaken by Minerex, however, European Lithium has not been able to locate any additional data pertaining to this work. Since 2016, no soil sampling campaign has taken place.

7.4	Underground Section Mapping and Channel Sampling

Underground section mapping and channel sampling was conducted but none of the data have been used in the MRE.

In 2016, as part of European Lithium’s verification and validation of the Minerex data, a number of twin channel samples were taken across the pegmatites. After samples positions were marked, sample boundaries were cut perpendicular to the pegmatite strike direction using a diamond saw. The samples were 5 cm wide by 10 cm deep. Once cut, the samples were broken out using jackhammer and large pieces were broken with a handheld hammer and the over break discarded. Channel sample field duplicates were also collected from selected channel samples by either deepening or widening the channel sampled.

The location of the channel samples were surveyed using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255.

The results of this work are discussed in Section 9.1.1.

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7.5	Trenching

According to Moser (1989), 35 trenches were executed and investigated (9,940 m³ and 200 samples) by Minerex. The location and shape of the trenches are shown on a site map from 1983. No indication of the samples or the lithium grade is included. This information can however be found in detailed geological mapping documents of the trenches. The geometric location of the trenches and the pegmatites was digitised during the data recovery program (Oberndorfer & Rodriguez, 2016).

European Lithium carried out 300 m of trenching in 2017 to the southeast of Zone 2, on the southern limb of the anticline, to identify pegmatites at surface and their southern extension. The lithium grade of pegmatite samples was considered too low to be of interest.

7.6	Other Exploration Work

In 1985, a detailed underground exploration program was undertaken by Minerex. A decline from the surface with a total length of 1,389 m was developed and provides access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling. A diamond drilling campaign was then undertaken from selected underground sites to infill the drillholes drilled from the surface. Two experimental stopes were also mined to evaluate cut-and-fill and longhole sublevel stoping methods, providing bulk samples for future metallurgical testing. One stope was mined in the amphibolite and one stope in the mica shist. Geomechanical measurements of the sidewalls of the stopes were also taken as part of the mining trial.

In 2016, a verification program of the Minerex drill data was undertaken which included twin hole underground drilling and channel sampling along exposed pegmatite veins in the underground drifts to replicate the channel sampling conducted by Minerex. The results of this work are summarised in Section 9 (Data Verification).

7.7	Drilling

CSA Global and the Qualified Person (Exploration, Drilling and Sampling) conducted a review of the drilling conducted at Wolfsberg, both historical and current work by European Lithium. The review was based on supplied files and reports, discussions with several European Lithium employees and consultants.

This section has been sourced and compiled from reports supplied by European Lithium to CSA Global and does not represent work done by CSA Global, nor by the Qualified Person (Exploration).

Prior to European Lithium’s involvement in the project, Minerex completed a diamond drilling program from surface and underground and discussed in more detail below.

Most of the drilling completed by European Lithium has focused on Zone 1, the northern limb of the anticline (Figure 6-5), which is covered by the MRE (see Section 11). A limited amount of scout drilling has also been conducted on the southern limb of the anticline but none of the pegmatites intersected form part of the MRE discussed in Section 11.

Table 7-1:	Summary of all drilling completed be Minerex and European Lithium (holes in Zone 1 used for the MRE)

Campaign	Drillholes	Core diameter	Total metres	Comments
Minerex (pre-2012)	74 (surface) 34 (underground)	43–48 mm	-	This work was subject to twin hole drilling, channel sampling in 2016 for verification purposes as described in Section 9.1
2012	4	HQ (63.5 mm)	827.4 m	In Zone 2 – southern limb of anticline
2016	7 (underground)	50 mm	829.6 m	In Zone 1 – northern limb of anticline; twinning of pre-2012 holes
2017	7 (surface)	NQ (48 mm) (pre-collared with 90 mm percussion)	2,576.6 m	Four holes in Zone 1 and three holes drilled in Zone 2
2018	5 (surface)	HQ3 (61 mm) (pre-collared in PQ)	1,329 m	Zone 2
2019	5 (surface)	HQ3 (61 mm) (pre-collared in PQ)	1,330.7 m	Zone 1
2021	20	HQ3 (61 mm) (pre-collared in PQ)	7,923 m	Zone 1
Total metres drilled by European Lithium			14,816.3

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

The Qualified Person’s opinion of the drilling is included in Section 7.8 and highlights risks and opportunities identified during the review.

The following summary is taken from the 2018 Prefeasibility Report (DRA, 2018).

7.7.1	Minerex Drilling

Minerex also carried out a diamond drilling program with surface holes (referred to as KOK (Kern-Obertage-Koralpe)) and underground holes (referred to as KUK (Kern-Untertage-Koralpe)). Little to no data was available of these early drilling programs undertaken by Minerex, and no core had remained from the exploration program. However, maps and cross sections of the drilling were obtained by KMI when they acquired the Project. The acquired data included the following:

●	Regional geological mapping by Minerex at 1:10,000 scale.

●	Site plan of the exploration area and the exploration works, including underground drifts by Minerex, at 1:2,000 scale.

●	A total of 22 geological cross-sections over a strike length of approximately 1,500 m by Minerex at 1:500 scale. These cross sections resulted from drilling profiles from the surface holes at regular intervals, generally 90–130 m, and then infilling from the underground holes at approximately 50 m intervals.

A total of 84 surface holes are shown on the Minerex maps, while 37 underground holes are shown in cross sections. A summary of the drilled sections is provided in Table 7-2.

Table 7-2:	Summary of drilled cross sections by Minerex (from Maynard, 2016)

			Drillholes
Profile	Area	Azimuth (°)	Count	Surface drillhole IDs	Count	Underground drillhole IDs
0	I (E)	27
1	I (E)	27	3	46, 46A, 57
2	I (E)	27	3	38, 38A, 47
3	I (E)	27	3	39, 39A, 48
4	I (E)	27	3	42, 42A, 49
5	I (E)	27	3	44, 44A, 50
6	I (E)	27	4	41, 41A, 51, 58
7	I (E)	27	3	40, 40A, 52
8	I (E)	27	2	53, 53A
9	I (E)	18	2	54, 54A
A	II (W)	18	1	23
B	II (W)	18	6	24, 35, 35A, 35B, 43, 55	5	25, 28, 30, 33, 35
C	II (W)	18	5	21, 22, 33, 33A, 33B
C-D	II (W)	18			7	26, 27, 29, 31, 36, 37, 38
D	II (W)	18	6	11, 13, 19, 19A, 19B, 32
D-E	II (W)	18			9	12, 14, 15, 2, 32, 34, 4, 5, 6
E	II (W)	18	7	10, 12, 18, 18A, 26, 31, 31A
E-F	II (W)	18			7	10, 11, 13, 16, 19, 23, 9
F	II (W)	18	8	1, 16, 17, 2, 3, 30, 30A, 30B
F-G	II (W)	18			6	17, 18, 20, 21, 22, 24
G	II (W)	18	9	14, 14A, 15, 27, 29, 29A, 29B, 4, 7
H	II (W)	18	4	28, 28A, 5, 8
I	II (W)	18	2	6, 9

The reader is referred to Section 9 for a summary on the validation and verification work done on the historic Minerex data conducted by Mine-IT (2016).

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

7.7.2	European Lithium Drilling (2012 to 2021)

2012 Drilling

Following European Lithium’s acquisition of the Wolfsberg Project, GSM undertook exploration scout drilling in 2012 in Zone 2, on the southern limb of the anticline, which confirmed the structural interpretation and presence of spodumene bearing pegmatite veins. A total of five HQ diameter holes were drilled (Table 7-3).

Table 7-3:	Drillhole collar information for the 2012 surface drilling program (all holes were drilled in Zone 2 outside resource area)

Drillhole ID	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
Z2-1	126688,80	189359,50	1721.00	-60	330	161.2	Not available
Z2-2	126560,50	189179,90	1,708.90	-60	330	313.2	Not available
Z2-3	126805,00	189135,00	1,806.00	-60	330	140.0	Not available
Z2-4	126630,00	189011,00	1,786.50	-60	330	181.0	Not available
Z2-5a	126810,00	189276,00	1,780.00	-60	330	32.0	Not available
Total metres (m)						827.4

2016 Drilling

In 2016, an underground drilling program of seven drillholes was undertaken by the contractor Swietelsky Tunnelbau GmbH & Co KG, using a Sandvik DE130 hydraulic core drill rig (Figure 7-2) with a 50 mm diamond coring bit and 3 m length standard coring tube. The total length of the seven drillholes was 829.6 m with the aim of twinning a number of the Minerex drillholes. An overview map is shown in Figure 7-3. Site surveys were conducted by an external licensed surveyor, using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates were reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255. The survey results, as well as drillhole orientation, final depth, and core recovery, are documented in Table 7-4.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 7-2:	A Sandvik DE130 rig drilling drillhole number P15-22
Source: European Lithium/DRA

Figure 7-3:	Overview map with underground workings and drillhole locations from the 2016 underground drilling

Source: European Lithium/DRA

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Table 7-4:	Drillhole collar information for the 2016 underground twin drilling program

Drillhole ID	Minerex hole twinned	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
P15-20	KUK-25	126,323.87	5,189,893.87	1,546.11	-29	198	116.3	97.5
P15-21	KUK-27	126,418.97	5,189,856.41	1,549.79	30	18	95.6	98.6
P15-22	KUK-36	126,416.51	5,189,847.47	1,547.23	-29	198	105.0	96.5
P15-23	KUK-15	126,505.97	5,189,805.25	1,552.43	27	18	100.1	97.0
P15-24A	KUK-4	126,501.52	5,189,811.64	1,548.95	-40	198	102.0	94.6
P15-25	KUK-6	126,566.99	5,189,959.00	1,553.29	-54	198	200.0	98.7
P15-26	KUK-9	126,621.59	5,189,789.34	1,552.87	35	18	110.6	97.4
Total metres (m)							829.6

Fugro Austria GmbH was contracted to run drillhole deviation surveys. The surveys were undertaken at 2 m interval using a Mount Sopris winch and two different probe models: MDEV (magnetic deviation) and GDEV (gyroscope deviation).

2017 Drilling

The 2017 surface drilling program was undertaken by VA Erzberg GmbH using an Atlas Copco (Mustang A66CBT) drill rig. The program comprised four HQ3 diameter holes designed to verify the extension at depth of the pegmatite veins identified by Minerex, and three HQ3 diameter holes to obtain more information on the extension of the pegmatite veins into Zone 2, the southern limb of the anticline, for a total length of 2,576.6 m.

Drillholes were pre-collared using percussion drilling. An overview map indicating the drillhole locations is provided in Figure 7-4.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 7-4:	Topographic map with seven drillhole collar locations for the 2017 drilling campaign

Source: European Lithium/DRA

A drillhole collar survey was conducted by an external licensed surveyor using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates were reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255. The survey results, indicating drillhole orientation, final depth, and core recovery, are documented in Table 7-5.

Table 7-5:	Drillhole collar information for the 2017 surface drilling program

Drillhole ID	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
P15-1*	126,198.86	5,189,199.38	1,583.49	-60	330	150.2	86.9
P15-5*	126,815.12	5,189,434.44	1,763.07	-60	300	153.1	97.5
P15-6*	126,815.12	5,189,434.44	1,763.07	-90	0	200.5	98.2
P15-11	126,576.31	5,190,208.25	1,573.83	-45	232	515.9	96.9
P15-14	126,091.57	5,190,468.34	1,547.69	-38	207	492.2	93.1
P15-17	126,579.57	5,190,207.84	1,573.38	-40	162	524.4	96.7
P15-19	126,092.04	5,190,469.37	1,547.64	-57	207	540.3	97.4
Total metres (m)						2,576.6

*	Holes drilled in Zone 2 outside Mineral Resource envelope.

Drillhole deviation surveys were undertaken at 5 m intervals by Fugro Austria GmbH using a Mount Sopris winch, and two different probe models: MDEV and GDEV.

2018 Drilling

The drilling program in Zone 2 on the southern limb of the anticline was undertaken in 2018 with an additional five HQ3 diameter holes (Table 7-6) for a total length of 1,329 m. In 2018, the drilling was undertaken by GEOPS Bohrgesellschaft mbH (GEOPS).

A drillhole collar survey was conducted by an external licensed surveyor’s company, using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates were reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255. Drillhole deviation surveys were undertaken and 5 m and 20 m intervals by Fugro Austria and GEOPS. Deviation was measured using MDEV and GDEV by Fugro and Devico PeeWee tool by GEOPS.

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Table 7-6:	Drillhole collar information for the 2018 drilling program focused in Zone 2 outside the resource area

Drillhole ID	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
P15-2	126,461.27	5,189,420.74	1,608.52	-60	330	250.0	98.10
P15-3	126,907.87	5,189,535.24	1,769.22	-80	280	290.0	99.60
Z2-5b	126,803.86	5,189,270.92	1,778.95	-60	330	299.0	95.20
P15-7	126,811.37	5,189,530.40	1,750.81	-60	280	240.0	97.70
P15-8	126,811.38	5,189,530.63	1,750.83	-80	280	250.0	98.31
Total metres (m)						1,329.0

2019 Drilling

In 2019, a Phase 1 drilling program was conducted to verify vein continuity between the deep drilling undertaken in 2017 and historical (Minerex) drilling. The objective of the infill drilling was to convert Inferred Resources (2017) into Indicated Resources and to confirm the extension of the deposit toward the west. The Phase 1 drilling program included five shallow HQ3 diameter drillholes totalling 1,330.7 m (see Table 7-7) and completed by GEOPS, employing a Sandvik diamond coring drill rig.

Table 7-7:	Drillhole collar information for the 2019 drilling program

Drillhole ID	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
P18-13	126,244.33	5,189,952.65	1,639.28	-83	205	280.2	95.90
P18-22	125,839.73	5,190,256.10	1,569.16	-67	215	290.0	98.20
P18-26	125,738.39	5,190,295.26	1,554.95	-73	215	260.2	98.20
P18-28	125,476.46	5,190,400.72	1,459.74	-45	210	250.1	98.60
P18-29	125,349.01	5,190,499.91	1,399.72	-46	207	250.2	98.90
Total metres (m)						1,330.7

The drillholes were entirely wire-line cored, using an HQ3 split-tube core barrel. The drillholes were pre-collared using PQ diameter through the fractured zones to stabilise the drillhole and to prevent the loss of drilling fluids. An overview map with the drillhole positions is shown in Figure 7-5.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 7-5:	Orthophoto plan with drill collar positions (Phase 1 = 2019, Phase 2 = 2021)

Source: European Lithium/DRA

Site surveys were conducted by an external licensed surveyor, using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates were reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255.

After completion of each drillhole, GEOPS surveyed the drillhole deviation at 50 m intervals using the Devico PeeWee tool.

2021 Drilling

In 2021, a Phase 2 resource extension drilling program took place as an infill program was to significantly increase the existing Mineral Resources for the DFS and show extensions of the deposit for future drilling programs (Figure 7-5). This target infill drilling program is a continuation of the drilling programs undertaken in 2016 to 2019. The drilling program was undertaken by GEOPS who drilled 20 HQ3 diameter drillholes with a total length of 7,923 m under the supervision of Roßmann Erdwärme & Consulting GmbH. Two of GEOPS’s drill rigs (Figure 7-6) were operating in parallel.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 7-6:	GEOPS rig drilling hole P18-09 as part of the 2021 drilling program

Source: European Lithium/DRA

A drillhole collar survey was conducted by an external licensed surveyor company, using a total station instrument Leica 1600 with standard accuracies of ±2 mm per kilometre. All coordinates were reported within the Austrian National Grid – MGI/Austria GK Central – EPSG: 31255. The survey results, as well as drillhole orientation, final depth, and core recovery, are documented in Table 7-8. A drillhole deviation survey was carried out by GEOPS, using the DeviShot, with readings taken every 60 m for azimuth and inclination.

Table 7-8:	Drillhole collar information for the 2021 drilling program

Drillhole ID	East (m)	North (m)	Collar elevation (m)	Dip (°)	Azimuth (°)	Depth (m)	Core recovery (%)
P18-01	126,970.92	5,189,847.67	1,687,73	-50.0	200.6	344.5	97.40
P18-02	126,970.92	5,189,847.67	1,687.73	-30.5	199.0	345.5	98.60
P18-03	126,920.03	5,190,015.28	1,656.58	-30.6	198.8	444.0	97.20
P18-04	126,810.33	5,190,082.40	1,646.05	-38.4	194.0	448.9	98.50
P18-05	126,810.54	5,190,082.92	1,646.02	-50.2	194.5	470.4	98.30
P18-06	126,715.76	5,190,050.70	1,636.92	-55.2	199.8	419.3	98.70
P18-09	126,545.18	5,190,059.38	1,623.79	-69.3	198.4	440.7	97.30
P18-10	126,473.88	5,190,036.64	1,630.04	-66.8	198.1	359.7	98.00
P18-11	126,431.66	5,190,331,48	1,563,59	-32.6	195.5	516.8	98.20
P18-12	126,363.22	5,190,334,57	1,560,40	-33.1	197.3	475.9	99.38
P18-14	126,318.97	5,190,335.13	1,558.72	-33.9	204.7	460.1	98.43
P18-16	126,318.23	5,190,335.58	1,558.69	-37.2	218.5	473.6	97.87
P18-17	126,114.45	5,190,117,47	1,610,54	-66.7	200.5	320.7	91.61
P18-18	126,009.93	5,190,196.34	1,590.91	-74.9	173.3	374.4	95.01
P18-19	126,011.70	5,190,195.01	1,590.93	-62.4	190.7	320.5	98.14
P18-20	125,958.44	5,190,248.32	1,582.25	-61.9	209.1	336.0	97.28
P18-21	125,842.31	5,190,256.83	1,569.20	-82.5	209.2	360.0	98.00
P18-23	125,794.97	5,190,321.15	1,553.41	-76.5	237.4	350.1	98.26
P18-24	125,794.45	5,190,321.64	1,553.52	-62.8	272.6	362.3	98.50
P18-25	125,794.19	5,190,321.40	1,553.62	-49.1	252.2	299.6	98.00
Total metres (m)						7,923.0

7.8	Qualified Person’s Opinion on the Exploration

The drilling focused on Zone 1 has been used to inform the MRE. The drilling in Zone 2 which was conducted as scout drilling in 2012 and 2018, as well as three holes in 2017 and falls outside the Mineral Resource envelope, was not used to inform the MRE.

The Qualified Person considers that the drilling and recovery methods employed by European Lithium are suitably aligned with industry practice and is not aware of any factors that could affect the reliability or accuracy of the results of the recent exploration targeting the pegmatite-hosted lithium mineralisation. The historical data has undergone a thorough internal verification process as described in Section 9.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

8	Sample Preparation, Analyses and Security

8.1	Sampling Methods and Preparation

The Qualified Person was not directly involved during the exploration drilling programs or sample selection. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the Qualified Person that the measures taken to ensure sample representativeness were reasonable for the purpose of estimating Mineral Resources.

The workflow from core handling to sample preparation is standardised under “Core Handling, Core Logging and Sampling Procedures at Wolfsberg Lithium Project (v.1.3. 2021)” (European Lithium, 2021) and consists of the following:

●	At the drill rig: After being extracted from the coring barrel, the core is placed into boxes. All artificial breaks made during core handling are marked using a permanent marker.

●	Transport: The core is loaded and transported to the Wolfsberg core shed.

●	Recovery: A drill run to length recovery log is performed to identify the position of core loss and to crosscheck depth labels.

●	The depth marks are written on the core at 1 m intervals.

●	Geotechnical logging.

●	Geological logging.

●	Sample mark-up: Sample intervals are based on upper and lower contacts of visible spodumene mineralisation.

●	Density measurements: Small sections of the core are taken to calculate the dry bulk density using the water displacement method.

●	Photographs are taken of the wet core with all marks visible.

●	Core cutting is carried out.

●	Core sampling is undertaken.

●	Sample storage and securing is carried out.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

8.2	Core Handling at Drill Site and Transport of Core Boxes

To retrieve the drill core, the inner tube was extracted from the core barrel, the split tube was removed from the inner tube using a pump-out adapter to minimise disturbance to the drill core. The split tube was slowly slid into the V-shaped tray, and then the drill core was washed with minimal disturbance. After the core was cleaned, and all the pieces were correctly positioned, the drill core was placed into a core box marked with an “up” sign on the upper-left edge. The drillhole number, box number, and starting and ending depth were recorded on the core boxes that were filled. All artificial breaks generated during the core handling were marked by an “X” using a permanent marker.

The end of every run was marked with a plastic block, with the final depth of the run written on the top, and the length of the run (LOR) and length of the core (LOC) recovered written on the front.

Additionally, the core box cover was labelled with the drillhole number, box number, starting and ending depth of the core.

The core boxes were transported to the core shed by the drilling contractor, which is attached to the exploration office.

8.3	Recovery and Metre Marking

Core recovery was measured for all runs and core boxes and the recovery data recorded into a “Core Recovery Paper Log” and later transferred into a Microsoft Excel spreadsheet template prior to being imported into the database. Core recovery was monitored by the on-site geologists. Overall, the core recoveries are considered good, generally >95% (see Table 7-3 to Table 7-8).

Metre marks are made on all the recovered core and were appropriate adjustments made to compensate for over-drills and under-drills.

8.4	Geotechnical Logging

The geotechnical logging was undertaken on a geological domain run interval basis with breaks made at points where the rock mass characteristics changed. Geotechnical logging was done according to the SRK geotechnical logging procedure: “Comprehensive Geotechnical Core Logging Manual for The Wolfsberg Lithium Project”. The geotechnical data was recorded into previously prepared Microsoft Excel spreadsheet logging templates.

8.5	Lithology Logging

The lithology logging descriptions were done over the entire drillholes and captured as hard copy “Lithology Logging Form” and recorded rock type, colour, texture and structural characteristics, mineralogy, core recovery, and a graphic log representative of the lithology units. The scale used for the logging was 1:100. Paper logs were then transferred to Microsoft Excel spreadsheet templates for import into the database.

8.6	Core Photography

Individual photographs of each core box were taken using a Panasonic LUMIX GX80 camera with a LUMIX G Vario 12-32 mm lens was used to shoot the digital images. The digital photographs include full metadata. To ensure consistency of the scale, a camera frame was used to take photographs of the core boxes from a fixed height such that each box filled the complete frame, and the edges of the box were not cut off. Before being photographed, the core was washed of any excess debris on its surface and re-aligned to match the original marks. The core box was then oriented so that the starting depth was at the top-left corner of the photograph, and the drillhole number, box number, starting and ending depths of the core with a scale bar were always included. Additionally, a colour reference chart was part of each photograph to enable calibration and the correct reproduction of the digital images (Figure 8-1). All photos are relabelled to include drillhole name, box number, depth range (e.g. HOLEID_001_0.0_3.0.jpg) and stored in the company data room.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Figure 8-1:	Example of a core box photograph (P18-13 Box 060)

8.7	Bulk Density

Density measurements for pegmatite and the major host rocks, amphibolite and mica schist were determined using the Archimedes method. For mineralised pegmatite zones, routine density information was determined at regular intervals every 0.5 m. The procedure follows the Archimedes method by weighing samples of full core diameter in 10–15 cm lengths in air and in water.

The results obtained were 2.70 t/m³ ±0.07 t/m³ from 565 pegmatite samples, 3.00 t/m³ ±0.1 t/m³ from 1.837 amphibolite samples, and 2.83 t/m³ ±0.08 t/m³ from 2.936 mica schist samples.

An average density of 2.73 t/m³ has been used to convert volumetric measures to tonnage within the mineralized resource envelope, regardless of pegmatite type.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

8.8	Core Cutting and Sampling

The core samples were marked by the logging geologist and collected for the purposes of geochemical analysis. Cutting of the core was performed at the core shed and the core was split along the core axis. Only mineralized intervals were cut in half in the first and depending on the core diameter, one of the halves split into two quarters for submission for assay, as summarised below:

●	PQ and HQ3 diameter core quarter-core samples

●	Half-core samples for underground drilling in 2016 (50 mm, comparable with NQ) and NQ in 2017 drilling program.

Minimum sample intervals up to 2019 were 0.5 m, but this was changed in 2021 to 0.1 m decreasing pegmatite thicknesses with depth and to aid with the correlation of pegmatite.

The cutting operation was performed by trained technicians and supervised by geologists. Samples with visible mineralisation (spodumene) were taken, regardless of the lithology and grade, ranging from 0.1 m to 1.0 m in thickness. The sample is consistently taken from the same side of the split core.

For all samples, the paper sample card was populated with starting and ending depths, drillhole number and purpose of the sampling. Samples were packed in plastic bags and labelled with the sample card number placed inside the bag and the number written outside.

For the drilling completed from 2016 to 2021, a total of 1,402 samples (including blank samples, standards, and duplicates) were submitted for assay (Table 8-1). All the remaining core is stored securely in the Wolfsberg core shed.

Table 8-1:	Summary of samples submitted for assay and QAQC quantities inserted into the sample stream for the 2016–2021 exploration programs

Description	Quantity	Percentage
Total assays	1,402	100%
Drill core samples	1,088
Standards	88	6.3%
Blanks	Quantities not provided but comparable to standards
Total duplicates	226	16.12%
Sample duplicates	57	4.07%
Crush duplicates	66	4.71%
Pulp duplicates	103	7.35%

8.9	Chain of Custody and Sample Security

All work was under the supervision of company personnel. Prior to despatching the samples to the ALS Minerals laboratory in Ireland, the digital sample submission form document was prepared, which included a list of samples, the preparation method and analytical method and suite required, the turnaround time desired, details about the shipment, and the responsible person in the laboratory and at European Lithium.

The sample submission form was submitted to the analytical laboratory by email, and the printed version was kept in the field office. Details about the shipment, such as courier name, reference number and shipping date, are also provided in the sample submission form. All samples were transported by truck to ALS (Ireland) for handover.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

8.10	Sample Preparation and Analysis

The historical exploration conducted by Minerex made use of the Bundesversuchs – und Forschungsanstalt Arsenal (Arsenal Research/ARS) and the Minerals Research Laboratory (MRL) of North Carolina State University. It is understood that MRL was used for the surface drilling samples and underground channel samples and ARS for duplicates sample analysis; and all underground drilling samples were analysed by ARS. No record of the sample preparation and analytical methods used by the laboratories are available in the historical records (Mine-IT, 2016). The reader is referred to Section 9 for a summary on the validation and verification work done on the historical Minerex data conducted by Mine-IT (2016).

All samples comprising were submitted to ALS Minerals in Loughrea, Ireland for preparation and chemical analysis as summarised in Table 8-2. Lithium was analysed by method Li-OG63, which uses a four-acid digest and analysis AES (atomic emission spectroscopy). The four-acid digest is a near complete digest and suitable of analysis of lithium in spodumene-bearing pegmatites.

After analysis, the remaining rejects are returned to European Lithium and stored in the Wolfsberg core shed.

Table 8-2:	Summary of preparation and assay methods used by European Lithium in the 2016–2021 exploration and drilling

Lab	Method	Description	Elements	Detection limits
	PREP31Y	Sample weight recorded, dried, crushed to 70% passing 2 mm; rotary splitting of to 250 g; pulverised to 85% passing 75 µm
	Li-OG63	Four-acid digest and ICP-AES finish	Li	0.01–10%
	ME-ICP82b	Na2O2 fusion and ICP-AES	Li (check samples in 2017)	0.002–10%
	B-MS82L	NaOH fusion and ICP-MS finish for super trace B	B	5–10,000 ppm
ALS Minerals - Ireland	Be-ICP81	Sodium peroxide fusion and ICP finish	Be	0.01–100%
	ME-MS81*	Lithium Borate Fusion, fused bead, acid digestion, ICP-MS	Ba, Ce, Cr, Cs, Dy, Er, Eu, Ga, Gd, Hf, Ho, La, Lu, Nb, Nd, Pr, Rb, Sm, Sn. Sr, Ta, Tb, Th, Tm, U, V, W, Y, Yb, Zr	Element dependent
	ME-ICP06*	Lithium Metaborate Fusion, fused bead, acid digestion, ICP-AES Loss on ignition (LOI) by thermal decomposition	Al2O3, BaO, CaO, Cr2O3, Fe2O3, K2O, MgO, MnO, Na2O, P2O5, SiO2, SrO, TiO2, LOI	0.01–100%
SGS	IMS90a	Na2O2 fusion and ICP-MS	Li (check lab assays)	5–10,000 ppm

*	ISO17025 accredited methods.

8.11	Quality Assurance and Quality Control

The QAQC on the assays was monitored using duplicates, standards, and blanks were introduced each as a frequency of every 20 samples (5%). Table 8-1 summarises the quality control samples quantities used in the exploration programs from 2016 to 2021.

The standards or certified reference material (CRM) used were AMIS0341 and AMIS0342 sourced from African Mineral Standards (AMIS) in Johannesburg, South Africa, and GBW 07152, GBW 07153, NCS DC86303, NCS DC86304 and NCS DC86314 sourced from Brammer Standard Company, Inc. (Table 8-3). The blank material used was limestone BCS CRM 393 sourced from Brammer Standard Company, Inc. and blank silica powder (AMIS0577) sourced from AMIS. Acceptable levels of accuracy and precision were obtained for standards (Figure 8-2) and blanks.

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Table 8-3:	Summary of certified lithium values for the CRMs used by European Lithium

Standard	% Li2O	Standard deviation
GBW 07152	0.46%	±0.01%
GBW 07153	2.29%	±0.06%
AMIS 0341	1.02%	±0.05%
AMIS 0342	0.35%	±0.02%
NCS DC 86303	0.46%	±0.01%
NCS DC 86304	2.29%	±0.06%
NCS DC 86314	3.89%	±0.14%

Figure 8-2:	Control chart showing the performance of the various reference materials used for the 2016–2021 programs

Source: European Lithium

As a relatively low number of samples were generated during the drilling campaigns, European Lithium implemented the ANOVA (analysis of variance) approach to the sampling duplicate system in 2018 as part of the QAQC protocol. The objective was to assist in documenting all errors, including mineral distribution variance, sampling, sample preparation and assaying. Duplicates samples were implemented at every stage of the sampling and subsampling process (i.e. core duplicates (using quarter HQ sample duplicates), crush, pulp and laboratory duplicates). The ANOVA approach flowsheet is shown in Figure 8-3, and the results for the 2021 drilling campaign are shown in Figure 8-4.

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Figure 8-3:	ANOVA (analysis of variance) duplicates flowsheet

Note that the quarter splits apply to HQ diameter core. No quarter-core duplicates are taken for NQ diameter core, only duplicates at the crushing and pulverising stages.

Source: European Lithium

Figure 8-4:	Plot of original (parent) vs duplicate sample (core, crush and pulp duplicates) for the 2016–2021 drilling

Source: European Lithium

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The duplicate sample analysis shows an acceptable variation with most of the crush and pulp duplicates well within the 10% error margin. The quarter-core duplicates show the highest variation, and this is attributed to the nature of the spodumene mineralisation and would likely be reduced if half-core samples were used.

8.12	Check Assays

In 2017, a total of 29 samples comprising a pulp split from the 2016 underground channel sampling and drilling were selected for analysis at a second assay laboratory, SGS in Serbia using method GE_IMS90A50, a multi-element analysis including lithium. The SGS method uses a peroxide fusion digest with an inuctively coupled-mass spectrometry (ICP-MS) finish. The analysis served to confirm both the accuracy of the ALS analysis as well as a comparison between the four-acid digest used by ALS for all the exploration analyses (Figure 8-5).

Figure 8-5:	Results of check lab analysis results from SGS of 29 sample from 2016 exploration program

Source: European Lithium

The results between the two labs and methods compared well the ALS four-acid method reporting on average 4% lower than the SGS peroxide fusion method, ranging from +4.4% to -15.9%, with 65% of samples within a range of 5% of the ALS results and 92% of the samples within a range of 10%.

In addition to the check lab assays, European Lithium in 2017 submitted a batch of 44 pulp samples from the 2017 underground channel sampling and 2017 drilling program to ALS for multi-element analysis, including lithium, by peroxide fusion using method ME-ICP82b (Figure 8-6).

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Figure 8-6:	Results of 44 samples analysed by Li-OG63 (four-acid digest) and ME-ICP82b (peroxide fusion) at ALS in 2017

Source: European Lithium

The four-acid digest (Li-OG63), which is used for all exploration samples submitted by European Lithium to ALS, reports on average 2.4% lower than the peroxide fusion method (ME-ICP823b), ranging from +2.9% to -9.3%, with 91% of the samples within a range of 5% of the four-acid digest (Li-OG63).

8.13	Summary and Qualified Person Opinion on Sampling and Analysis

The Qualified Person was not directly involved during the exploration drilling programs or sample selection. Based on a review of the procedures during the site visit and subsequent review of the data, it is the opinion of the Qualified Person that the drill core handling, data collection, sampling and assay methods used are suitably aligned with accepted industry practice and the measures taken to ensure sample representativeness were reasonable for the purpose of estimating Mineral Resources.

However, the following recommendations are made for future drilling campaigns:

●	Although the four-acid digest (method Li-OG63) which European Lithium is using for routine lithium analysis compares well with the more complete peroxide fusion digest, it is recommended that the assay method should be changed to a peroxide fusion method which results in a more complete digest of the rock samples (e.g. ALS Minerals method code ME-ICP89 or ME-MS89L).

o	If European Lithium prefer to continue using the current method, it is recommended that check assays using ME-ICP82b and a second laboratory are done more frequently.

●	X-ray diffraction (XRD) is recommended in order to help characterised the pegmatite mineralogy in the exploration process.

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Overall, the performance of the reference materials is considered sufficiently accurate and precise that the sample assay data can be relied upon for use in the MRE. The duplicate sample analysis does not show any bias across the different duplicate types, although the quarter-core duplicates do show a wide scatter than the crush and pulp duplicates. The results of the external check lab samples assayed by SGS served to confirm the reliability of ALS assay results. In addition, the following recommendations are made:

●	Further investigation into the repeated low values reported for the high-grade standard, NCS DC 86314.

●	Checks on HQ diameter half-core vs quarter-core duplicates should be conducted to see whether future sampling should continue using quarter core for the larger core diameters.

●	Reducing the number of reference materials used to low, medium and high-grade lithium references.

●	As part of the QAQC protocol, pulp duplicates should be analysed at a check laboratory more frequently.

●	Blank materials should include a coarse crush blank and a pulp blank, and each sample batch should start with a coarse crush blank. This will allow for more effective monitoring of sample contamination at the various sample preparation stages.

●	A series of post-sampling photographs with the sample intervals marked should be collected.

It is also noted that most of the Minerex data is not supported by QAQC data, and no details on the analytical methods of this work is available. None of the Minerex drill core or reject sample materials exists for check analysis, however, European Lithium has conducted a suitably rigorous data validation and verification of the Minerex data which is summarised in Section 9.

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9	Data Verification

The data verification included a review of European Lithium’s standard operating procedures that guide the core handling, logging, sampling and QAQC, assay methods, logging, and sampling data. CSA Global has relied on European Lithium to provide the necessary assay QAQC plots (see Section 8.11). No validation of the assays in the database against the lab certificates was conducted.

Review of the reports, logging, sampling and QAQC protocols, assay methods, geological data and QAQC data generated by European Lithium used to inform the MRE was completed by CSA Global. This included a verification process of the Minerex data by European Lithium.

No check logging or sampling of the drill core generated by European Lithium has been conducted by CSA Global. A high-level validation of the logging was conducted.

9.1	Data Verification of Historical Minerex Data

The Qualified Person has relied on the following summary, taken from the 2018 Prefeasibility Report (DRA, 2018) and the Mine-IT (2016a) report titled “Technical Report on the Data Recovery and verification for the Koralpe Lithium Deposit”.

The data archive was transferred to the “Montanbehörde” which, at the time of the data transfer, belonged to the Federal Ministry of Science, Research and Economy and belongs now to the Ministry of Agriculture, Regions and Tourism in Vienna. Under the guidance of Hon.-Prof. Mag. Dr Richard Göd, who was the Minerex Chief Geologist, the Ministry archive was searched to recover the Minerex material, and all the relevant documents (a total of 294 files) were scanned. This work was undertaken by Mine-IT, an independent Mining Information Consultancy based in Leoben, Austria, and is comprehensively detailed in the November 2016 report entitled “Technical report on the Data Recovery and verification for Koralpe Lithium Deposit” (Mine-IT, 2016a). The focus of this data recovery and verification program was to recover all the relevant data and documentation generated by Minerex.

The information recovered included the following:

●	Topography and mine maps including borehole collars for surface drillholes

●	Survey data

●	Surface trenching data

●	Drillhole data

●	Drillhole core logs from raw sketches to final drawings

●	Underground exploration geology from face mapping after every blast

●	Geological section maps

●	Analytical data and documents from the two laboratories used for the analysis of the drillhole samples and channel samples

●	Various Minerex reports and summaries (all the recovered files were catalogued into the project Microsoft Access database).

All the recovered primary data was digitised into the database. Following this, a data verification program was implemented and managed by Technisches Büro für Geologie, Austria, culminating with the preparation of a comprehensive report titled “Technical Report on the Underground Drilling and Channel Sampling at Koralpe Lithium Deposit for Minerex Data Verification, 4 November 2016”.

To complete the verification, European Lithium recovered and digitised the original Minerex data. European Lithium then executed a verification program that included the following:

●	Channel sampling along exposed pegmatite veins in the underground drifts, to replicate the channel sampling conducted by Minerex on every new face after blasting to extend the tunnels along the strike of the veins

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●	Twin hole underground drilling, to compare the drill core logs from Minerex for seven drillholes selected to maximise the number of pegmatite intersections.

Together with the Independent Qualified Person at the time, Mr D. Hains, P. Geo., European Lithium developed and applied a comprehensive QAQC protocol throughout the verification process.

9.1.1	Channel Sampling

The channel sampling was undertaken on three veins (Vein 2.1, Vein 3.1 and Vein 7).

Channel samples were taken from the vein exposed in the roof of the tunnels. Comparisons of how the data corresponds spatially, i.e. how the grade changes along the veins, are shown in the following figures where the European Lithium sample is compared to the average of the three channel samples in each face taken by Minerex. The data for Vein 2.1 and Vein 3.1 is shown in Figure 9-1.

Figure 9-1:	Comparison of the Minerex and Europrean Lithium verification campaign for the trend of the Li2O grade along the drift for Zone A, Vein 2.1 (top) and Zone B, Vein 3.1 (bottom)
Source: European Lithium/DRA

The datasets for each vein were analysed statistically by means of box plots as shown in Figure 9-2. The median of each set is represented by the horizontal line inside the box. The notches around it describe the 95% confidence interval of the median. Note that if the notches of two data sets overlap, then there is no difference in the medians from a statistical point of view.

Dispersion and skewness are characterised with the first and third quartile (upper and lower limits of the box). The whiskers include the lowest datum still within the 1.5 interquartile range of the lower quartile, and the highest datum still within the 1.5 interquartile of the upper quartiles. Values outside of this range, called outliers, are represented as circles, if there are any.

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Figure 9-2:	Summary of the comparison and verification investigation for all three veins (light blue is the historical data; dark blue are the results of the work completed by European Lithium)
Source: European Lithium/DRA

The channel sampling results were reported on the ASX on 2 November 2016.1

9.1.2	Twin Hole Drilling Program

For the twin hole drilling program, seven underground drillholes were selected as these could target the maximum number of pegmatite intersections with the least amount of drilling metres. These seven Minerex boreholes that were drilled perpendicular to the dip of the veins and intersected pegmatite veins in both amphibolite and mica schist host rocks were selected. The twin hole underground drilling (Table 7-4 and Figure 9-3) was designed to reflect the same geometry as the Minerex drillholes.

Figure 9-3:	3D view illustrating Minerex drillholes selected for the twin hole verification program in 2016 (drillhole spacing approximately 100 m)
Source: European Lithium/DRA

[1]	01799354.pdf (weblink.com.au)

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The datasets, comprising 25 composites from the Minerex drillholes and 24 composites from the twin holes, were first compared on a global basis, i.e. with no allowance for the location of the sample occurrences. Box plots for lithium grade and intersection length are shown in Figure 9-4. The overlapping confidence interval around the median for both lithium grade and intersection length implies that there is a high reliability that the medians are the same for both datasets.

Figure 9-4:	Comparison of lithium grade and length of the intersection composites for Minerex and the twin hole datasets
Source: European Lithium/DRA

The comparison was supported by testing the equality of distribution using the Kolmogorov-Smirnov test, which confirmed that there was a high probability that both datasets were identical.

The results of the twin hole drilling were reported to the ASX on 7 November 2016.2

Given that the comparison showed that the Minerex data is not significantly different from the results obtained by the Company, European Lithium and the Independent Qualified Person at the time, Mr D. Hains, P.Geo., were of the opinion that the primary Minerex data could be accepted for inclusions the dataset for Mineral Resource work.

It should, however, be noted that the original Minerex drill core no longer exists and as such no check analyses are possible.

[2]	01799354.pdf (weblink.com.au)

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9.1.3	Qualified Person Opinion in the Historical Verification Program

It is the opinion of the Qualified Person that European Lithium’s verification of the Minerex data was sufficiently thorough and robust to support its use in the MRE. However, the following recommendation is made:

●	Since the completion of the verification work being completed in 2016, European Lithium has generated a lot of additional data over the deposit, and it would be good practice to review the historical Minerex data against the newly generated data to see how the datasets compare and whether there are any gaps to deficiencies in the data.

9.2	Site Visit

A site visit was conducted by the Qualified Person (Mineral Resources), Mr Anton Geldenhuys, from 22 to 25 November 2022. During the trip, the following sites were visited:

●	Geology office in Wolfsberg

●	Core processing and storage facility

●	Underground exploration development

●	Surface area in the vicinity of the Project.

9.2.1	Core Processing and Storage Facility

The core processing and storage facility in Wolfsberg was inspected with regards to core and sample receipt, and the flow of core through the various processing stations.

When core arrives at the facility, it is photographed wet in core trays with a digital camera fixed to a purpose-built rig (Figure 9-5, left). The full core is then used for density determinations, logged, marked, cut and sampled. Density determination uses a standard Archimedes-type technique of weighing the core dry and wet (Figure 9-5, right). Pegmatite intersections are cut with a diamond core saw in a sound-controlled room (Figure 9-6). The core is stored undercover in the facility in clearly marked core trays (Figure 9-7). Cores from various drillholes were examined on the logging tables and verified against the geological logs, and assay data.

Figure 9-5:	Core photography rig (left) and density station (right) at the Wolfsberg core processing and storage facility
Source: CSA Global

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Figure 9-6:	Core saw at the Wolfsberg core processing and storage facility
Source: CSA Global

Figure 9-7:	Core storage at the Wolfsberg core processing and storage facility
Source: CSA Global

9.2.2	Underground Exploration Development

The underground exploration development was accessed via the portal (Figure 9-8). The main access way into the mine cross cuts the pegmatite veins, with drifts developed along some of the primary veins. Several drillhole collars were observed underground, along with one collar on surface near the portal.

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Figure 9-8:	Portal entrance at the Wolfsberg underground mine
Source: CSA Global

Pegmatite veins were observed in the exploration drifts and were followed along strike. Country rock, internal to the pegmatite, was observed in several locations (Figure 9-9). The pegmatites are continuous, with thicknesses varying little along strike (Figure 9-10).

Figure 9-9:	Pegmatite exposure in the roof of an exploration drift; note the internal country rock and channel sample
Source: CSA Global

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Figure 9-10:	Pegmatite exposure in the roof of an exploration drift
Source: CSA Global

9.2.3	Site Visit Conclusion

The Qualified Person is satisfied that the necessary steps in the data collection process were taken to verify the data used for the MRE.

9.3	Database Verification and Validation

The core handling, processing, sampling and core logging is guided by a standard operating procedure. Data is collected that assists the interpretation of both the pegmatite and country rock geology. The logging data are currently collected on paper logs, transcribed to Microsoft Excel and then imported into a Microsoft Access database.

A spot check of a number of drillholes provided in European Lithium’s data room from 2016 to 2021 was conducted and the findings listed in Table 9-1. The checked reviewed the Microsoft Excel files for each of the holes and compared the geological logging with the sample intervals and against the core photographs.

Table 9-1:	List of drillholes (geological and sample logs) checked against core photographs

Hole ID	Year drilled	Finding	Risk
P15-23	2016	Twin of Meterex hole KUK15. Logging and sampling intervals correlate. Thin pegmatite (~40 cm) at 85 m depth not logged.	Missing potentially mineralised pegmatites.
P15-19	2017	Pegmatite sampled at 208.39–209.1 m but interval from 209.75–215.10 m logged as amphibolite.	Makes geological modelling difficult.
P15-7	2018	No issues.
P18-26	2019	A number of spodumene bearing pegmatites logged and not sampled.	May miss potentially significant mineralisation.
P18-29	2019	Two pegmatites logged 32.82–33.15 m and 33.67–33.82 m but sampled in one interval 32.82–33.82 m but did not sample schist interval from 33.15–33.67 m.	Creation of artificially wide high-grade intervals may compromise robustness of MRE.
P18-03	2021	Pegmatite sampled at 305.66–305.93 m but interval from 296.34–306.3 m logged as amphibolite.	Makes geological modelling difficult.
P18-18	2021	No issues.

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Some of unlogged pegmatites that were sampled could be marble units that were misidentified when samples; some appear to have been captured on the paper logs but not recorded into the digital version of the database.

The sample selection is based on the visual identification of spodumene in the pegmatites, and prior to 2021, the sampling focussed on the thicker pegmatites (>0.5 m) but was changed in 2021 to a minimum of 0.1 m. During the review of a number of geological and sample logs, it is apparent that the pre-2021 logging and sampling omitted numerous potentially mineralised pegmatites >0.5 m as they were considered unmineralised.

9.3.1	Qualified Person Opinion and Recommendations

The Qualified Person considers the data management an area of future improvement in terms of data integrity and security. The implementation of a fit-for-purpose relational database with timely backups will ensure a robust and secure database going forward. In addition, it will make data extraction, assay management, data interrogation and export simpler and avoid version control issues and make auditing more traceable. The Qualified Person was unable to verify that paper logs were accurately transcribed into the digital database, however, during the check of a number of drillholes, some errors have been identified but not considered material to the overall data integrity. It is however recommended that European Lithium conduct review of their earlier exploration drillholes, and where appropriate, relogging done and unsampled pegmatites sampled. Protocols also need to be put in place to ensure paper logs are correctly captured or data capture move to a digital platform where the logging and sampling data is captured directly into the database.

Overall, the Qualified Person considers the data used to prepare the geological models and MREs is accurate and representative and has been generated with industry accepted standards and procedures.

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10	Mineral Processing and Metallurgical Testing

European Lithium has conducted a number of phases of processing test work as part of their work to inform the PFS (ASX:EUR announcement, 5 April 20183) and more recently as part of the work for their DFS. The samples for the 2017 testwork were taken by European Lithium in 2016 from the -70 mm bulk sample stockpiles created by the trial mining and comprised 4 tonnes of AHP and 4 tonnes of MHP. An additional 1 tonne of each type of material (i.e. AHP and MHP) was provided for the 2018 testwork. The work was undertaken by Dorfner-Anzaplan based in Hirschau, Germany and is summarised below. The intention of this section is not to provide any view on the potential recoveries but rather to demonstrate that the material is amenable to the production of a potentially saleable concentrate that can be converted to suitable lithium precursors for use in technical and chemical applications.

10.1	Physical and Hydrometallurgical Testwork (2017)

The 2017 testwork comprised a series of physical processing tests, on the sample material described above, to produce a spodumene concentrate at a minimum Li2O grade of 6 wt% (Dorfner-Anzaplan, 2017a) for hydrometallurgical processing to produce a technical and battery grade lithium carbonate and hydroxide (Dorfner-Anzaplan, 2017b).

The following is taken from and summarised from the Dorfner-Anzaplan (2017a) physical test report and the (Dorfner-Anzaplan, 2017b) hydrometallurgical test report.

10.1.1	Physical Processing

The physical processing of pegmatite material comprised samples of AHP, MHP and mixed 50/50 (AHP/MHP). The sample material also included approximately 30% dilution of host rocks for both materials. Testwork comprised:

●	Ore sorting to reject host rock material in order to improve the efficiency of the downstream processing and removal of potentially deleterious material

●	Dense media separation (DMS) on AHP material for pre-concentration of spodumene and production of a DMS spodumene concentrate.

Flotation testwork to generate a spodumene concentrate at a minimum Li2O grade of 6 wt% for hydrometallurgical processing, as well as assess the potential to produce quartz and feldspar by-products.

Results

The ore sorting reduced overall mass of the individual material types and the mixed AHP/MHP sample by ~23% and included a loss of 6.9% of the lithium in the sample.

The pilot DMS testing using a sorted AHP sample after crushing and screening into fraction +0.5 -5 mm. The sample was separated into three fractions by DMS; a heavy fraction (spodumene concentrate), middlings enriched in spodumene which were fed to spodumene flotation afterwards and a spodumene-depleted light fraction. The DMS resulted in an overall mass reduction of 18.3 wt% (in relation to overall feed composed of 50% AHP and 50% MHP). Additionally, 13.1 wt% lithium was recovered at a Li2O grade of 5.3 wt% in the DMS spodumene concentrate after magnetic separation. Losses of lithium included 5.8% loss in the DMS light fraction and 2% loss in the magnetic fraction of the DMS concentrate.

[3]	180404 PFS_v5 (weblink.com.au)

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The objective of the flotation work was to produce a spodumene concentrate for hydrometallurgical processing at a minimum Li2O grade of 6 wt%. The spodumene flotation feed comprised:

●	From the MHP sample, fines -8 mm from initial screening of the MHP as well as products after sorting of MHP

●	From the AHP sample, fines -0.5 mm from crushing and screening before DMS as well as DMS middlings were combined with MHP fractions.

The residual amount of lithium after the ore sorting of MHP and the ore sorting and DMS of AHP is contained in the combined flotation feed which contained 72 wt% and 59 wt% lithium, respectively. This combined flotation feed sample was crushed and ground to -0.3 mm and used for flotation testwork.

The flotation process involved preparation and purification of spodumene flotation feed by desliming, magnetic separation and mica flotation followed by spodumene flotation to finally produce a high-grade lithium mineral concentrate.

Compared to a combined flotation feed, a lithium recovery of 86.2 wt% (including losses in slimes, magnetic fraction and mica concentrate) at a Li2O grade of 5.5 wt% was achieved in the rougher concentrate of the best test. The rougher concentrate was upgraded in two cleaner stages to a Li2O grade of 6.2 wt% at a lithium recovery of 78.6 wt% in the cleaner concentrate.

It should be noted that some of the lithium losses, particularly in the ore sorting and magnetic separation stages could partly be ascribed to the lithium contained in holmquistite in the host rocks.

In addition, this testwork also demonstrated that a quartz and feldspar by-product could potentially be produced from the flotation tailings and DMS light fraction. The feldspar product would be a mixed sodium and potassium feldspar product and the quartz sand product +0.1 – 0.3 mm from spodumene flotation tailings exhibited a low iron oxide level of <0.01 wt% that would potentially be suitable for various major glass applications.

10.1.2	Hydrometallurgical Testwork

The hydrometallurgical testwork focused on developing a process capable of producing lithium carbonate and hydroxide from the previously produced spodumene concentrates by calcination and sulphuric acid roasting, followed by impurity removal and carbonate precipitation. Purification of the raw carbonate was carried out by bicarbonation. Lithium hydroxide was produced from the carbonate by precipitation with lime (Ca(OH)2).

Lithium extraction from the DMS concentrate was not pursued due to the voluminous precipitates that could not be filtered off and washed, resulting in high lithium losses in the initial tests.

In contrast, leaching of the flotation concentrate yielded acceptable recoveries with a maximum recovery of 96 wt% at 250°C and an acid/sample ratio of 0.4. Most impurities contained in the leach liquor were removed by neutralization at minor lithium losses. The liquor was further purified by ion exchange and a technical grade (TG) lithium carbonate was obtained by precipitation with sodium carbonate. The TG lithium carbonate was further purified by bicarbonation to battery grade purity.

A TG lithium hydroxide was also produced starting from a TG lithium carbonate by precipitation with lime followed by a single crystallisation step. This testwork has also demonstrated that by applying a second crystallisation step, a further reduction of impurities in the lithium hydroxide product down to the levels of typical battery grade lithium hydroxide values for commonly specified elements, can be achieved.

10.2	Comminution Testing and Physical Processing Testwork (2018)

The most recent testwork undertaken by Dorfner-Anzapolan (2018) forms part of the DFS. Samples generated during the 2017 testwork (e.g. by sorting) were used for the current testwork program, and an additional one ton of each style of mineralisation (i.e. AHP and MHP) was also provided. In AHP and MHP material, the dilution with host rock was approximately 30 wt%. The work was conducted on three composite samples of AHP and MHP in the following ratios:

●	30% AHP/70% MHP

●	50% AHP/50% MHP

●	70% AHP/30% MHP.

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The objective of the testwork was to establish the design parameters for the comminution circuits, conduct locked cycle flotation tests to gauge the effects of closed-circuit operations and to refine the process workflow developed in the 2017 testwork, as well as produce a spodumene concentrate at a minimum Li2O grade of 6 wt% for further hydrometallurgical processing. The work comprises the following phases, of which the results of the first two have been reported in 2018 and summarised below (Dorfner-Anzaplan, 2018):

●	Comminution testing including Bond Indices and grind mill tests on three composite samples

●	Locked cycle flotation tests on three composite samples

●	Lithium carbonate production from spodumene concentrate of 50/50 (AHP:MHP) composite

●	Roasting and leaching tests on spodumene concentrates of 30/70 and 70/30 (AHP:MHP) composites.

10.2.1	Results

The testwork was able to produce a 6% Li2O spodumene concentrate and a number of significant observations and recommendations were also made, namely:

●	The locked cycle flotation testing demonstrated mica flotation is a critical processing step that is sensitive to under- and over-dosage of reagent. Mica flotation significantly influences the downstream spodumene flotation requiring further investigation.

●	The spodumene flotation in one of the locked cycle tests (test LCT3) on the 30% AHP/70%MHP composite was variable as indicated by the varying lithium oxide concentrations in spodumene flotation concentrate and tailings. In addition, the spodumene concentrate grade remained below the target Li2O grade of 6 wt%. In the composite with a high MHP proportion, the Li2O feed grade was slightly lower (1.1 wt%) than in the other composites (1.2 wt% Li2O); as the MHP material tends to have lower lithium grade than AHP material. The primary crystal size of minerals in MHP material is finer than in AHP material, which may lead to reduced liberation of spodumene. Further detailed investigation was recommended in a future test work program to evaluate if adjustment of grind size is beneficial to improve spodumene concentrate grade on composites with high MHP proportion.

●	In locked cycle test LCT2.1 of the 50/50 composite and LCT3 of the 30/70 composite in the final cycles, increasing amount of dolomite diluting the spodumene concentrate was analysed. This indicates that the reverse cleaning stage (cleaner 3) did not work as efficiently as in the initial cycles, where significantly higher Li2O grades in the range of 6 wt% were achieved. One possible explanation is that the dosage of flotation reagent in spodumene flotation, which was reduced to counteract reagent build-up in the spodumene flotation circuit, also affects the reverse cleaning step to reject dolomite. Another reason might be that the reverse cleaning step is negatively influenced by water recycling and build-up of reagent or other dissolved substances in the process water. Further investigation in future testwork programs was recommended.

●	Chemical and mineralogical analyses of AHP and MHP samples from the 2018 work and previous testwork in 2017 were conducted and confirmed the following:

o	The lithium-bearing phase is spodumene.

o	A significant variance in chemical and mineralogical composition of the MHP material explaining the observations in current testwork, where increasing dolomite content and less favourable flotation results were observed in composites with increased MHP proportions. The variation in sample composition point towards heterogeneity of the stockpile where the samples were taken. The source of dolomite and the expected dolomite content in the feed are recommended to be investigated in detail in a future testwork program.

10.3	Summary and Conclusion

The testwork conducted to date has confirmed the historical testwork conducted and further demonstrated that the spodumene-bearing AHP and MHP are amenable to the production of spodumene concentrates using conventional processing technologies (i.e. DMS and flotation) that can potentially be further processed into battery grade lithium carbonate and lithium hydroxide. Additional work is required to address some of the issues around the processing of the MHP material.

Testwork has shown the potential to produce feldspar and quartz by-products from the waste product streams.

More advanced testwork, as part of the DFS, is ongoing and will also look to provide robust data on potential metallurgical recoveries.

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11	Mineral Resource Estimates

11.1	Introduction

This subsection contains forward-looking information related to MREs for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this subsection including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.

CSA Global and the Qualified Person (Mineral Resources) conducted a review of the Wolfsberg Mineral Resource. The review was based on supplied files and reports, discussions with several European Lithium employees and consultants, and included a site visit to the Project.

The Mineral Resource has seen numerous updates over time due to the acquisition of additional drilling data. The current Mineral Resource, with an effective date of 29 November 2021, and which is the subject of this review, was reported on 1 December 2021 in the European Lithium ASX release.

A summary of the technical workflow for the MRE is detailed in Section 11.2. This has been sourced and compiled from reports supplied by European Lithium to CSA Global and does not represent work done by CSA Global, nor by the Qualified Person (Mineral Resources).

The Qualified Person’s opinion of the Mineral Resource is included in Section 11.3 and highlights risks and opportunities identified during the review and site visit.

11.2	Mineral Resource Summary

11.2.1	Input Data

Data used for modelling and estimation are derived from diamond drillholes. Data from the exploration drifts (which includes the channel sampling) are not used as they are only available in limited areas and only for specific veins.

11.2.2	2D to 3D Transformation

Overview

The approach of 2D modelling of 3D features is commonly applied in the industry and is done as modelling complexity is typically reduced. In addition to modelling, a further step must be added for the transformation of the 2D model back into 3D space, usually termed mapping. Mapping can be a complicated process and the complexity of this step often determines whether a 2D+mapping approach is preferable relative to a comprehensive 3D modelling approach. The case of vein mapping is relatively simple as the topology of the vein closely resembles that of a 2D plane.

Process

The first step is the abstraction of the 3D shape of the vein to a 2D surface (Figure 11-1). The location of the vein is represented by a point in 3D space on the vein centreline. These points are then projected onto the 2D plane. Grade variables are unaffected by this projection.

This process ensures that subsequent modelling or estimation from the transformed variables is in 2D and therefore less complex to work with. A consequence of the 2D transformation is that volume does not exist (as volume needs three spatial dimensions). The thickness variable does, however, represent the volumetric aspect of the vein.

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Like the transformation from 3D into 2D space, there is a (reverse) mapping step of transforming the 2D model into 3D space. To achieve this, the modelling procedure comprises the estimation of the distance of the vein from the projection plane. The vein-plane distance is handled as any other variable, however, it is not a vein characteristic and is only required for transformation. This step is not required for Mineral Resource estimation but is applied to construct a 3D model for subsequent use in mine design.

Figure 11-1:	2D representation of a 3D volume
Source: Mine-IT

11.2.3	Thickness

Thickness is a frequently used term describing the distance between geological formations or limits. For regular shapes, the interpretation of thickness is a fairly simple process. Regular or simple shapes are characterised by parallel hanging wall and footwall contacts. In the case of any deviation of these contacts, a subjective aspect is involved in determining thickness.

Figure 11-2 illustrates some of these aspects. Example (a) represents the simple case of a regular vein shape with a straightforward interpretation of thickness. Example (b) depicts a situation of locally variable and non-parallel contacts, which allows for different interpretations of thickness. In this example, the difference between thickness interpretations is not significant. Examples (c) to (e) refer to irregularities of the contact or internal partings. The geometry of the pegmatite may show fringes, splits, interbedding or similar conditions. The examples illustrate the aspect of dimension. Whilst in (c) and (d) the overall interpretation is reasonable and acceptable, it becomes questionable in the case of example (e). Example (f) illustrates the occurrence of displacement, which is not a major issue for thickness interpretation but is used as an example to show that thickness does not comprehensively describe the geometry of the vein.

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Figure 11-2:	Interpretive aspects of vein thickness
Source: Mine-IT

11.2.4	Thickness and Volume

Thickness has an inherent volumetric component. In 2D modelling, with thickness representing the 3D extension, volume is calculated by multiplying the 2D area by thickness. Thickness is to some degree subjective; hence it is important to define thickness in a way that the estimation of volume (in 2D) is correct (Figure 11-3).

Figure 11-3:	Relationship between volume in 3D and 2D showing the impact of the projection plane
Source: Mine-IT

If vein thickness is constant and the projection plane is parallel to the vein, volume in 3D and 2D is identical (Figure 11-3, left). If thickness is constant but the projection plane is not parallel to the vein (the difference denoted by angle α), the 3D distance is decreased by a factor of cos(α). As the projected volume (Vp) should be identical with the true volume (V) in 3D space, thickness in the 2D model must also be adjusted. Thickness (Tp) is however not the true thickness, but the distance between vein limits perpendicular to the projection plane and can be referred to as apparent thickness. From a computational point of view, this is preferable as any ambiguity is eliminated. From a practical point of view, different thickness interpretations are not an issue as overall differences are minor.

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11.2.5	Drillhole Intersections

The primary source of thickness data is drillhole intersections. This data is converted for the modelling process. The intersection length is an apparent thickness, depending on the angle that the drillhole intersects the vein. Based on the explanation in Section 11.2.4, the relative angle between the vein and projection plane must be considered. The corresponding geometric aspects are shown in Figure 11-4. The projected thickness cannot be acquired from an individual intersection as the orientation of the vein is also required, but not yet known. An interpretation of the vein orientation cannot be determined on an intersection-by-intersection basis alone and must also consider adjacent intersections. A reasonable approach is to therefore connect adjacent intersections by triangulation, which provides a robust estimate of the local vein orientation at each intersection position. This information can then be used to calculate the projected thickness for modelling purposes.

Figure 11-4:	Geometric relationship between drillhole intersection and length, and true and projected thickness
Source: Mine-IT

11.2.6	Lithium Grade

Lithium grade is relatively uncomplicated to work with as it is a scalar attribute, however any relationship with thickness must be considered. Due to the 2D methodology, grade is an average value for the whole vein thickness. In principle, two versions are conceivable. The grade could be that of the entire vein thickness, i.e. includes dilution from non-pegmatite material if present. Alternatively, the pegmatite (only) grade could be used if sampling considered geological boundaries, however this requires the addition of the ratio of pegmatite to non-pegmatite material.

Figure 11-5 depicts the relationship between thickness and grade for vein (including non-pegmatite material) and pegmatite, respectively. The formula shows that, given that the geometry in terms of thickness is known, the vein grade can be calculated from pegmatite grade and vice versa. Using the non-pegmatite factor as an overall characterisation at a specific location, the average pegmatite grade covering all pegmatite intersections can be reverse calculated.

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Figure 11-5:	Thickness and grade of the pegmatite and vein
Source: Mine-IT

From a practical point of view, the overall diluted grade (vein grade) is considered for Mineral Resource estimation. The non-pegmatite ratio can however be helpful for considering processing aspects, in particular, pre-sorting to handle internal dilution.

11.2.7	Variography

The Li2O grade and thickness of vein composites are used to calculate semi-variograms in 2D space. The search is uniform in all directions, i.e. no anisotropy is assumed. Variograms are modelled for estimation (Table 11-1).

Table 11-1:K	Variogram parameters

Parameter	Grade	Thickness
Nugget (C0)	0.081	0.24
Nugget (% of total variance)	24	21
Sill (C1)	0.34	1.12
Range (R1)	75	75
Model	Spherical	Spherical
Maximum distance (m)	100	100

11.2.8	Grade and Thickness Estimation

The selection of the block size (25 m x 25 m) is based on mining considerations. The characteristics of the variogram (i.e. the variability of the deposit) indicate that smaller blocks would result in higher estimation error (variance). Estimation is done using ordinary kriging.

Two scenarios were estimated for each of the veins:

●	Extrapolation of estimates to 40 m beyond the last data (informing the Measured and Indicated Mineral Resource)

●	Extrapolation of estimates to 100 m beyond the last data (informing the Inferred Mineral Resource).

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11.2.9	Bulk Density

Determinations of bulk density for pegmatite and the major host rocks, amphibolite and mica schist, were obtained using an Archimedes method of weighing uncut core dry and submerged. For mineralised pegmatite zones, routine determinations were carried out at regular intervals every half a metre (Table 11-2).

Table 11-2:	Bulk density results

Rock type	Count	Bulk density (t/m3)	Error
Pegmatite	565	2.70	±0.07
Amphibolite	1,837	3.00	±0.10
Mica schist	2,936	2.83	±0.08

11.2.10	Prospects of Economic Extraction

As described in Section 10, testwork conducted to date has demonstrated that the spodumene bearing AHP and MHP are amenable to the production of spodumene concentrates using conventional processing technologies (i.e. DMS and flotation) that can potentially be further processed into battery grade lithium carbonate and lithium hydroxide.

The PFS (ECM Wolfsberg Lithium Project Pre-Feasibility Report, 30 March 2018) demonstrated positive project economics. Based on the mining method selection criteria, the most appropriate underground mining method considered for low-cost mining is a variant of sublevel stoping, referred to as longhole open stoping. Pillar support and partial backfill is planned to assure stability as the longhole open stoping method without backfill requires both vertical and sill pillars to be left in place for support. Remote controlled loaders will be used to load from the stopes to a local stockpile where 30-tonne trucks will be loaded for transfer of ROM to the underground crusher and ore sorter. Mica schist waste from the sorters will be returned to mined out stopes. Ore from the sorters will be further crushed and trucked to the surface concentrator. Amphibolite waste from the sorters will be trucked to surface and used as construction material for the Project and then during normal operations removed by a local quarry owner for use as construction material. This allows the Project to proceed without permanent surface waste dumps.

11.2.11	Mineral Resource Classification

According to the S-K 1300 regulations, to reflect geological confidence, Mineral Resources are subdivided into the following categories based on increased geological confidence: Inferred, Indicated, and Measured, which are defined as:

●	“Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.”

●	“Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.”

●	“Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.”

Former exploration activities, which comprise underground drifts, demonstrate the geological continuity of the pegmatite veins. Geostatistical analysis (i.e. variography) demonstrates the grade and thickness continuity of the pegmatite veins.

Based on considerations of geological and grade continuity, spacing of the drillhole intersections, the Mineral Resource is classified into Measured, Indicated and Inferred categories.

Measured Mineral Resource is classified immediately above and below the underground workings that visibly show continuity to the extent of the underground drilling, which results in profiles at 50 m along strike. Indicated Mineral Resource is classified for the main cross sections where there are at least three drillholes no more than 50 m apart. Inferred Mineral Resource is classified for the main cross section where there are at least three drillholes no more than 75 m apart (Figure 11-6).

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Figure 11-6:	Longitudinal section showing the Mineral Resource classification for Vein 7 relative to drillhole intersections
Source: Mine-IT

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11.3	Qualified Person’s Opinion on the Mineral Resource

11.3.1	Data

The use of historical data in the MRE is supported by an extensive verification program including drilling and comparisons between the historical and recently acquired data, which in turn is supported by an industry recognised QAQC program. The historical and European Lithium channel sampling was excluded from the MRE.

Drillhole collar locations and downhole traces are surveyed to an acceptable level of accuracy.

Sampling of the pegmatite in drill core is done systematically and is guided by a standard operating procedure that is aligned with recognised industry practices. Sample recovery is >97% and samples are considered to be representative of the mineralisation.

As is the case for sampling, core logging is guided by a standard operating procedure. Data is collected, that assists the interpretation of both the pegmatite and country rock geology. Logging data are currently collected on paper logs, transcribed to Microsoft Excel and then imported into a Microsoft Access database. The Qualified Person considers this an area of improvement in terms of data integrity and security. The implementation of a fit-for-purpose relational database with timely backups will ensure a robust and secure database going forward.

Bulk density has been determined from drill core using an Archimedes method. The equipment and weight standards used for calibration are of an acceptable standard.

11.3.2	Geological Interpretation

The geological interpretation is fairly straightforward in terms of LCT pegmatites, which generally appears to be veins that are parallel to the foliation in the country rock. The geological interpretation is well represented in the Mineral Resource model.

11.3.3	Modelling and Estimation

The Mineral Resource, in terms of tonnage and grade, appears to be a robust and acceptable representation of both the observed pegmatite and input data (Figure 11-7 and Figure 11-8 shows Vein 7, the largest of the veins and accounts for 25% of the Mineral Resource tonnage).

Figure 11-7:	Li2O grade estimate on the 2D plane relative to the composited vein intersections for Vein 7 (14) Source: CSA Global

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Figure 11-8:	Thickness estimate on the 2D plane relative to the composited vein intersections for Vein 7 (14) Source: CSA Global

Some of the modelling and estimation assumptions and techniques reviewed can, however, be improved (Table 11-3).

Table 11-3:	Modelling and estimation findings and suggested improvements

Process	Finding	Improvement
2D modelling	The application of a 2D modelling technique, with the aim of simplifying the process, introduces complications in terms of thickness and volume.	Apply an implicit 3D technique to model pegmatites. This removes the requirement for additional assumptions on thickness and volume.
Variography	Thickness data was combined from all veins to calculate variograms. Considering that some veins are consistently thicker than others, this results in the use of data from mixed populations. It was stated that this was done to ensure sufficient data quantity to calculate variograms, as there were too few data to calculate a variogram for each vein individually.	Experimental variograms should initially be calculated for each vein due to geological considerations of domaining. If the outcome is that there are too few data to calculate and model variograms for use in ordinary kriging, then an alternative estimation approach should be considered. Inverse distance weighting is generally well suited to grade estimation in LCT pegmatites due to the typically Gaussian shape of the grade distribution.
Search parameters	Some estimates are informed by a single drillhole intersection and are therefore extrapolated as opposed to being interpolated. Extrapolated estimates are inherently lower confidence estimates.	Optimize the search parameters to ensure a set of interpolated estimates that require at least 3 or 4 intersections. Additional estimation runs should be included for extrapolated estimates or anything in between. These estimation runs are generally considered in the Mineral Resource classification criteria.
Estimation validation	Estimates are not validated via industry recognized practices.	Check all estimates using global mean values and de-cluster the data if necessary. Include validations such as swath plots for a semi-local assessment of the estimates.
Block model	Two models currently exist for each vein. One model is for the Measured and Indicated part of the Mineral Resource and the second model is for the Inferred portion of the Mineral Resource.	These models should be combined for future use.

11.3.4	Mineral Resource Classification

The criteria applied for Mineral Resource classification are well considered. These include the proximity of drilling data and underground exploration drifts which demonstrate geological continuity. Interpolation versus extrapolation was also considered, such that Measured and Indicated Mineral Resources must be estimated by interpolation.

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Some unfavourable artefacts, however, appear in the classified model when these criteria are applied (Figure 11-9). There are instances of Inferred Mineral Resource blocks surrounded by or adjacent to Measured Mineral Resource blocks. These could potentially be adjusted to Indicated but should be investigated and updated accordingly.

Some block estimates classified as Measured Mineral Resource are supported by single intersections and are therefore considered extrapolated estimates as opposed to interpolated estimates (Figure 11-10). In such instances, a downgrade of the classification to Indicated would better represent the geological confidence and should be considered in future updates of the Mineral Resource.

The current classification is, however, acceptable in its current form, as the suggested enhancements will result minor changes to the overall Mineral Resource.

Figure 11-9:	Mineral Resource classification on the 2D plane relative to intersection locations for Vein 7 (14); RESCAT 1 is Measured, 2 is Indicated and 3 is Inferred Source: CSA Global

Figure 11-10:	Measured Mineral Resource relative to intersection locations for Vein 7 (14) showing the number of intersections used for each block estimate Source: CSA Global

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11.4	Mineral Resource Statement

The MRE for the Project is reported in accordance with SEC S-K 1300 regulations. For reporting the Wolfsberg Lithium Project Mineral Resource, the following definition, as set forth in the S-K 1300 Definition Standards adopted 26 December 2018, was applied.

“A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.”

The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve as defined by S-K 1300.

The pegmatite has a hard lithological contact with the country rock, and any mining dilution is assumed to be at 0% Li2O. During the PFS (2018), SRK determined cut-off grade parameters with the conclusion that the main factor influencing economic viability was the amount of dilution incurred during extraction. Inputs to the technical economic model, including the impacts of ore sorting and a lithium carbonate price of US$10,000/t (from 6% Li2O concentrate) were modified to run a goal-seek process. The target was a cash-flow of zero based on specific input parameters (variable stope waste factors and costs). A marginal cut-off grade of 0.3% Li2O was determined for stoping and 0.2% Li2O for development. The overall lithium recovery from run of mine to 6% Li2O concentrate was 75.4%.

The in-situ MRE is reported on 100% ownership basis. No Mineral Reserves were estimated for the Project. The MRE was constrained based on drilling data. Mineral Resources are reported in accordance with the definitions presented in S-K 1300. The effective date of the Mineral Resource is 29 November 2021 (Table 11-4). The Mineral Resource is reported at a 0.2% Li2O grade cut-off and 0.5 m thickness cut-off. A constant bulk density value of 2.73 t/m3 is applied to pegmatite volumes to estimate tonnage.

Table 11-4:	Wolfsberg Mineral Resource at a 0.2% Li2O cut-off and 0.5 m thickness cut-off as of 29 November 2021

Mineral Resource classification	Tonnage (Mt)	Grade (% Li2O)	Content (kt Li2O)
Measured	4.31	1.13	48.7
Indicated	5.43	0.95	51.6
Measured + Indicated	9.74	1.03	100.4
Inferred	3.14	0.90	28.2

Notes:

●	Mt is million tonnes, kt is thousand tonnes.

●	Figures have been rounded to the appropriate level of precision for the reporting of Mineral Resources.

●	Mineral Resources are stated as in-situ dry tonnes; figures are reported in metric tonnes.

●	The Mineral Resource has been classified under the guidelines of S-K 1300.

●	The Mineral Resource has demonstrated reasonable prospects for economic extraction based on pre-feasibility study work conducted in 2018.

●	Historical underground development volumes have not been depleted from the Mineral Resource; however, these volumes are considered negligible relative to the size of the Mineral Resource.

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

11.5	Mineral Resource Risk

A portion of the MRE reported for the Project is classified as Inferred. Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.

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Some of the Measured Mineral Resource is informed by a single intersection, resulting in estimates of thickness (and therefore tonnage) and grade that may be considered to be of lower confidence than one would generally expect of a Measured Mineral Resource. Considering the continuity of the pegmatite veins, the risk is considered low.

11.6	Qualified Person Opinion on Reasonable Prospects for Economic Extraction (RPEE)

The pegmatite has a hard lithological contact with the country rock, and any mining dilution is assumed to be at 0% Li2O. During the PFS (2018), SRK determined cut-off grade parameters with the conclusion that the main factor influencing economic viability was the amount of dilution incurred during extraction. Inputs to the technical economic model, including the impacts of ore sorting and a lithium carbonate price of US$10,000/t (from 6% Li2O concentrate) were modified to run a goal-seek process. The target was a cash-flow of zero based on specific input parameters (variable stope waste factors and costs). A marginal cut-off grade of 0.3% Li2O was determined for stoping and 0.2% Li2O for development. The overall lithium recovery from run of mine to 6% Li2O concentrate was 75.4%. Additional production evaluation parameters are shown in Table 11-5. These parameters were reviewed by the QP and considered valid for demonstrating RPEEE of the Mineral Resource.

Table 11-5:	Production evaluation summary used to demonstrate RPEE

Item	Unit	Base Case
RoM grade	% Li2O	0.71
Concentrator feed grade	% Li2O	1.03
Li2O recovery to (6%) concentrate	%	75.4
Li2O recovery in conversion plant	%	89.7
Mine life (after 2 years development)	years	12
Lithium hydroxide production cost after by-product sales	US$/t	7,160
Lithium hydroxide selling price	US$/t	10,000

RPEE havebeen demonstrated at the Project during the 2018 PFS. Following a QP review of the parameters and considering the current and forecast product prices, the assessment for RPEE is, in the QP’s opinion, still valid.

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12	Mineral Reserve Estimates

This section is not applicable to this TRS.

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13	Mining Methods

This section is not applicable to this TRS.

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14	Processing and Recovery Methods

This section is not applicable to this TRS.

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15	Infrastructure

This section is not applicable to this TRS.

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16	Market Studies

The following summary is intended to provide an overview of the lithium market, lithium sources and application, market drivers and trends and is not intended to provide a detailed market study directly applicable to the Project.

Lithium (symbol Li) is the third and lightest metal on the periodic table and does not occur in its elemental state in nature, but as lithium minerals or salts. These minerals and salts are mined either from LCT pegmatite or salars/continental brine deposits which are then converted to a variety of lithium chemicals, including lithium carbonate (Li2CO3) and lithium hydroxide (LiOH). Other potential future sources of lithium include sediment-hosted evaporite deposits that contain hectorite/smectite clays or jadarite (a lithium sodium borosilicate with composition LiNaB3SiO7(OH)) mineralisation and are often associated with boron mineralization, and geothermal and oil field brines. Figure 16-1 shows the distribution of the global lithium endowment by deposit type. Currently, all lithium production is from either salars or pegmatites (“Conventional minerals” in Figure 16-1).

Figure 16-1:	Global lithium reserves by deposit type Source: www.ifpenergiesnouvelles.com/article/what-level-criticality-lithium-electrification-global-automobile-fleet

Lithium’s original applications were medicinal and then demand increased during World War II when the need for high temperature greases and soaps became more widespread. At the same time, its use also became critical in the development of nuclear fusion weapons. Post-World War II applications that became increasingly important included its use in the aluminium industry and glass and ceramic industries. Currently, lithium is used primarily in lithium-ion batteries, glass and ceramics, greases, and air purification (Figure 16-2).

Commercially, spodumene and petalite are the two most important minerals (Table 6-2) mined from LCT pegmatites, and lithium carbonate which is produced from brine/salar deposits. Spodumene concentrates are largely used in the battery industry, whereas petalite as well as some of the spodumene production, is mostly utilised in the glass and ceramics industry.

Global lithium production has been steadily increasing over the last 16 years to about 458 kt lithium carbonate equivalent (LCE) in 2019 (excluding US production), decreasing in 2020 to 437 kt LCE resulting from oversupply and resultant price drops, conversion capacity issues and the impact of COVID-19. However, the upward trend resumed in 2021, which saw a record production of 532 kt LCE (USGS, 2022a) and lithium prices reaching all-time highs driven by demand for lithium-ion batteries. Over the last six years, the market share of lithium-ion batteries has increased from 32% in 2015 to 70% in 2021, and this trend is set to continue with the forecast increased market penetration of electric vehicles (EVs) into automobile sales (over the same period, the lithium production trebled more or less in line with demand) (Figure 16-2).

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Figure 16-2:	Comparison of lithium applications and consumption between 2015 and 2021 (USGS, 2016 and 2022)

According to Benchmark Minerals, the demand for EVs and batteries “is growing twice as fast as lithium can be produced” with demand forecast to grow at a rate of 20% for this decade (Benchmark, 2022) and the lithium market forecast to move into a deficit from this year (2022) (Figure 16-3).4 One of the consequences of this is increasing price volatility over the short term and potentially elevated prices in the medium term for lithium carbonate (Figure 16-4), lithium hydroxide as well as spodumene concentrates as a result of this supply deficit.5

The spodumene concentrates from the Australian pegmatites accounted for 48% of global production in 2020 and rose to 55% in 2021. Over the same period, production from the South American brines has remained steady at 32%. Going forward, the production from the rest of the world is forecast to become increasingly significant (Figure 16-3; USGS, 2022).

[4]	www.evreporter.com/lithium-market-might-go-into-deficit-from-2022/
[5]	www.morningbrew.com/emerging-tech/stories/2021/12/13/a-lithium-shortage-is-coming-and-automakers-might-be-unprepared

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Figure 16-3:	Current and future lithium supply by geography (top) and deposit type (bottom) Source: www.benchmarkminerals.com

Figure 16-4:	Lithium carbonate price trend from 2018 to December 2022 Source: Lithium Carbonate 99%Min China Spot Historical Prices - Investing.com

As a result of this forecast demand, explorers and miners have been looking beyond traditional lithium geographies, with lithium exploration focused on North America, Africa, and Europe. There has also been an increased focus on non-traditional mineral types, like amblygonite/montebrasite and lepidolite and deposit types such as sediment-hosted evaporite deposits (e.g. Rio Tinto’s Jadar project) and geothermal and oil field brines. Interest in battery recycling has also been on the increase. In addition to this, many EV manufacturers are looking vertically integrate their supply chains and get directly involved in the exploration and mining process to secure supply (e.g., Tesla).6 Another significant trend that is on the increase in lithium mining (and all mining in general) is the importance of environmental, social and governance (ESG).

[6]	www.ft.com/content/b13f316f-ed85-4c5f-b1cf-61b45814b4ee

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Lithium minerals are priced and sold based on the Li2O content of the mineral concentrate as well as the deleterious elements specified by the end-user, which include but not limited to iron, phosphorous or fluorine. Although spot pricing is often seen quoted in the media, pricing is generally rather opaque as miners usually enter into longer-term agreements with the chemical convertors. Spodumene concentrates are quoted on their Li2O content with 6% Li2O (quoted as SC6) being the benchmark and tracks the lithium chemical (i.e. lithium carbonate and lithium hydroxide) price.

The global lithium industry is dominated by a few major mining companies with Albermale, SQM, Ganfeng, Tianqi and Livent accounting for approximately 75% of the global lithium supply (Figure 16-5). Majority of the conversion/refining and battery cell capacity currently resides in China, while battery assembly largely takes place in Japan and South Korea.7 However, with strong forecast demand from lithium-ion batteries for EVs and storage applications, there are looming lithium supply, chemical conversion and battery manufacturing capacity issues and increasing pressure to make supply chains more ESG compliant. As a result, many manufacturers are looking at expanding capacity in the USA and Europe (closer to the original equipment manufacturers and auto manufacturers) as well as the traditional centres of China, Japan, and South Korea.

Figure 16-5:	Global lithium supply by company Source: RK Equity and www.globalxetfs.com/four-companies-leading-the-rise-of-lithium-battery-technology/

With ESG issues receiving much greater emphasis in the industry, and together with stronger demand forecast and supply security concerns, are likely to lead to more regionalisation of supply chains, especially in regions like Europe, North America and West Africa, which are set to potentially benefit.

Forecast product prices (Roskill, 2021) are not in relation to current spot prices (Table 16-1). Current prices are elevated relative to the forecast and will likely remain so in the short- to medium-term.

Table 16-1:	Price forecast (Roskill, 2021)

	Price Forecast (US$/t)
Product	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
TG Lithium Carbonate	38,000	10,750	10,061	10,337	10,606	12,656	15,075	14,807	14,118	14,872
Chemical grade SC6	2,850	701	740	657	655	680	696	710	716	745
Technical Grade SC5	1,109	1,008	943	969	994	1,187	1,413	1,388	1,324	1,324

[7]	www.bloomberg.com

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17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

This section is not applicable to this TRS.

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18	Capital and Operating Costs

This section is not applicable to this TRS.

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19	Economic Analysis

This section is not applicable to this TRS.

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20	Adjacent Properties

The Wolfsberg Project is surrounded by exploration licences held by EV Resources GmbH, which is a joint venture of EV Resources (ASX:EVR) (80%) and European Lithium (20%), targeting spodumene-bearing pegmatites (Figure 20-1). The joint venture project is known as the Weinebene Project, and in the overlapping parts, European Lithium holds primary rights and EV Resources requires the permission and support of European Lithium to operate.

EV Resources has entered into a Collaboration Agreement with European Lithium which includes the establishment of Technical Advisory Committee to jointly develop exploration programs, budgets and development scenarios to advance the project (ASX:EUR announcement 1 April 2022 – https://wcsecure.weblink.com.au/pdf/EUR/02505438.pdf). To date a single stratigraphic drillhole was drilled in November 2020 (ASX:EVR announcement 25 November 2020 – https://www.investi.com.au/api/announcements/jdr/5f419628-ec3.pdf). Mapping, rock chips and soil sampling conducted in the area in 2019 identified numerous spodumene bearing pegmatites with lithium values up to 3.39% Li2O and the average value for the 11 samples being 1.61% Li2O) (ASX:EVR announcement 19 February 2019).

Figure 20-1:	Map showing the exploration licences held by EV Resources GmbH in relation to European Lithium’s Wolfsberg Project area
Source: European Lithium

CSA Global is not aware of any other exploration or mining projects in the surrounding area.

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21	Other Relevant Data and Information

It is the opinion of the Qualified Persons that all material information has been stated in the above sections of this TRS.

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22	Interpretation and Conclusions

The Wolfsberg Project consists of 54 exploration licences covering 1,133 ha and includes 11 mining licences occupying 52.8 ha within the exploration licence in the Koralpe mountain range, approximately 23 km east of the town of Wolfsberg in Austria. The Project was discovered in 1981 and the subject of extensive exploration work by Minerex, the then owner of the Project, who also developed the decline and drifts to provide underground access to selected lithium-bearing pegmatites. In 1988, it was decided not to progress the Project further and, in 2011, European Lithium acquired the Project.

The Project area is characterised by a sequence of mica schists and amphibolites, into which the spodumene-bearing pegmatite veins have intruded. The Project areas occurs within the Koralpe crystalline complex anticline and within its northern slopes (Zone 1), the strata uniformly strike west-northwest to east-southeast and dip to the north-northeast. The southern limb of the anticline (Zone 2) dips to the south-southwest and is also host to a number of spodumene-bearing pegmatites. The pegmatites in Zone 1 comprise a series of parallel spodumene-bearing pegmatite veins striking northwest-southeast and dipping at approximately 60° to the northeast. Dependent on their host rock, the pegmatites have been subdivided into an AHP and MHP. The MHP lack the typical features and textures of pegmatites and almost all the original pegmatite minerals are completely recrystallised to produce a fine-grained gneissic texture. The AHP displays the primary pegmatitic textures with a slight metamorphic overprint and greyish to locally greenish spodumene crystals, ranging from 2 cm to 3 cm long, which are more or less homogeneously distributed in a fine-grained matrix of feldspars and quartz and are aligned sub-parallel to the pegmatite contacts. The spodumene content of the MHP is considerably lower than that of the AHP, which averages approximately 15 wt% by volume, but the bulk mineralogy is otherwise the same.

The exploration by Minerex and European Lithium has identified up to 15 spodumene-bearing pegmatites, within both amphibolite and mica schist host rocks, as having economic potential based on lithium grade and vein thickness. Veins up to 5.5 m have been encountered, but the average vein thickness is approximately 1.4 m. The MHP veins have been followed along strike for 1,500 m and the AHP veins for 650 m. The deposit type is considered to be a class of rare-element pegmatite of the LCT family, of the albite-spodumene type.

Exploration drilling by European Lithium was conducted between 2012 and 2021 and focused mainly on the pegmatites in Zone 1, with some scout drilling in Zone 2 completed in 2012, 2017 and 2018. The 2016 exploration focused on the validation and verification of the historical Minerex data which included twinning a number of drillholes and channel samples. The Independent Qualified Person at the time, Mr Don Hains, P.Geo., declared that all the Minerex data could be utilised in a MRE in accordance with the guidelines of the JORC Code (2012). Infill drilling was conducted in 2019 and resource extension drilling in 2021. Sufficient detailed exploration has been undertaken for these veins to be accurately modelled and used as the basis for the MRE, which currently stands at a combined Measured and Indicated Resource of 9.7 Mt at 1.03% Li2O and an Inferred Resource of 3.1 Mt at a 0.2% Li2O cut-off and 0.5 m thickness cut-off, as of 29 November 2021.

CSA Global was not involved in any of the exploration conducted but has reviewed the exploration completed to date and supporting documentation provided by European Lithium. Overall, the Qualified Persons consider the data used to prepare the geological models and MRE is accurate and representative and has been generated with industry accepted standards and procedures.

Bench-scale mineral processing and metallurgical testing on material taken from the underground workings has demonstrated that the spodumene hosted in both the AHP and MHP, is amenable to producing a potentially marketable spodumene concentrate. Testwork on these concentrates has also demonstrated that they can be converted into a lithium carbonate or lithium hydroxide with potential lithium-ion battery applications. Testwork has shown the potential to produce feldspar and quartz by-products for the local and regional glass and ceramic industries from the waste product streams.

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22.1	Mineral Resources

The MRE was prepared in accordance with industry best practices and reported in accordance with the guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition). The Mineral Resource is classified into the Measured, Indicated and Inferred categories.

●	Data used for modelling and estimation is derived from diamond drillholes. Data from the exploration drifts (which includes the channel sampling) is not used as they are only available in limited areas and then only for specific veins.

●	The use of historical data in the MRE is supported by an extensive verification program including drilling and comparisons between the historical and recently acquired data, which in turn is supported by an industry recognised QAQC program.

●	Former exploration activities, which comprise underground drifts, demonstrate the geological continuity of the pegmatite veins. Geostatistical analysis (i.e. variography) demonstrates the grade and thickness continuity of the pegmatite veins.

●	The geological interpretation is fairly straightforward in terms of LCT pegmatites, which generally appear to be veins that are parallel to the foliation in the country rock. The geological interpretation is well represented in the Mineral Resource model.

●	The criteria applied for Mineral Resource classification are well considered.

●	The Mineral Resource, in terms of tonnage and grade, appears to be a robust and acceptable representation of both the observed pegmatite and input data.

●	Based on considerations of geological and grade continuity, spacing of the drillhole intersections, the Mineral Resource is classified into Measured, Indicated and Inferred categories.

●	Some of the modelling and estimation assumptions and techniques reviewed can, however, be improved.

●	Some unfavourable artefacts appear in the classified model based on the classification criteria and potential adjustments should be considered in future updates of the Mineral Resource. The current classification is acceptable in its current form, as the suggested enhancements will result minor changes to the overall Mineral Resource.

The Inferred Resource category assigned to the MRE is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred resources have a high level of geological uncertainty and therefore cannot support the apply modifying factors required to convert Mineral Resources into Mineral Reserves.

Reasonable prospects for economic extraction have been demonstrated at the Project in 2018 during a PFS. Considering the current and forecast product prices, the assessment for reasonable prospects for economic extraction is in the Qualified Person’s opinion still valid.

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23	Recommendations

The Qualified Persons recommend the following items of improvement for European Lithium’s consideration:

●	The data management is an area of improvement in terms of data integrity and security. The implementation of a fit-for-purpose relational database with timely backups will ensure a robust and secure database going forward. In addition, it will make data extraction, assay management, data interrogation and export simpler avoid version control issues and make auditing more traceable.

●	Streamline the data generation and capture workflows to integrate directly with the database solution implemented.

●	Consider using a peroxide fusion for routine lithium analysis. However, should European Lithium continue using the four-acid digest (method Li-OG63), it is recommended that check assays using ME-ICP82b (peroxide fusion) and a second laboratory are done more frequently.

●	Reducing the number of reference materials used to low, medium and high-grade lithium references.

●	Investigation into the repeated low values reported for the high-grade standard, NCS DC 86314.

●	Checks on HQ diameter half-core vs quarter-core duplicates should be conducted to see whether future sampling should continue using quarter core for the larger core diameters.

●	More frequent check laboratory analysis of pulp duplicates.

●	Blank materials should include a coarse crush blank and pulp blank, and each sample batch should start with a coarse crush blank to allow for more effective monitoring of sample contamination at the various sample preparation stages.

●	XRD is recommended in order to help characterised the pegmatite mineralogy in the exploration process.

●	Include a series of post sampling photographs with the sample intervals marked as part of the workflow.

●	Revisiting the validation and verification of the Minerex data using the newly acquired exploration data to assess whether there are any gaps to deficiencies in the data.

●	Zone 2 preliminary exploration work has confirmed the potential for spodumene-bearing pegmatites similar to those Zone 1. This presents an opportunity to potentially extend Mineral Resources within the Project area.

●	Future exploration should support the ongoing study work for the DFS.

23.1	Mineral Resources

Although the Mineral Resource, in terms of tonnage and grade, appears to be a robust and acceptable representation of both the observed pegmatite and input data, some of the modelling and estimation assumptions and techniques reviewed can be improved. Recommendations include:

●	Apply an implicit 3D technique to model pegmatites which removes the requirement for additional assumptions on thickness and volume as is currently done using the 2D modelling technique.

●	Experimental variograms should initially be calculated for each vein due to geological considerations of domaining. If the outcome is that there are too few data to calculate and model variograms for use in ordinary kriging, then an alternative estimation approach should be considered. Inverse distance weighting is generally well suited to grade estimation in LCT pegmatites due to the typically Gaussian shape of the grade distribution.

●	Optimisation the search parameters to ensure a set of interpolated estimates that require at least three or four intersections. Additional estimation runs should be included for extrapolated estimates or anything in between. These estimation runs are generally considered in the Mineral Resource classification criteria.

●	Check all estimates using global mean values and de-cluster the data if necessary. Include validations such as swath plots for a semi-local assessment of the estimates.

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It is understood that a DFS is currently underway as per announcement on 5 April 2018.8

23.2	Planned 2023 Exploration

The planned exploration program for 2023 comprises seven geotechnical (approximately 1,350 m of orientated drill core) and 32 exploration drillholes (approximately 13,600 m of drill core). The geotechnical drillholes are planned to the north-northeast of the current exploration area in Zone 1, with a planned 1,350 m orientated drill core and is intended to provide geological and geotechnical information for the planned site infrastructure as part of the DFS investigation. The proposed 32 exploration drillholes are planned to test the strike extension of the pegmatites in Zone 2.

The estimated associated exploration costs are approximately €5,000,000.

[8]	180404 PFS_v5 (weblink.com.au)

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VALMIN, 2015, Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets (The VALMIN Code), 2015 edition. [online]. Available from http://www.valmin.org (The VALMIN Committee of The Australasian Institute of Mining and Metallurgy, and The Australian Institute of Geoscientists).

Wimmer-Frey, I. (1984): Gefüge- und Metamorphoseuntersuchungen am Plattengneis der zentralen Koralm, W-Steiermark. Diss. Univ. Wien, 127 p. (1984).

ZAMG (2022a): 2021 in Österreich sehr viele Erdbeben, https://www.zamg.ac.at/cms/de/geophysik/news/2021-in-oesterreich-sehr-viele-erdbeben/image/image_view_fullscreen, visited on 04/10/2022.

ZAMG (2022b): Erdbeben in Österreich - Stärkste Erdbeben, https://www.zamg.ac.at/cms/de/geophysik/erdbeben/erdbeben-in-oesterreich/copy3_of_die-staerksten-erdbeben-in-oesterreich, visited on 04/10/2022.

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25	Reliance on Information Provided by the Registrant

CSA Global is relying on information provided by European Lithium concerning legal, political, environmental, or tax matters relating to the Project. This information has been supplied to CSA Global through personal communications with European Lithium staff, provision of technical information and data, and the uploading of relevant information to a project data room, over the period November to December 2022. Technical conversations via email and online teleconferencing have been held with various European Lithium staff, primarily Dietrich Wanke, Thomas Unterweissacher and Thomas Oberndorfer from November to December 2022. CSA Global has been provided scans of tenement/permit documents, however, CSA Global has not independently verified the status of, nor legal titles relating to, the mineral rights. Environmental and permitting information presented in Section 5 is based entirely on the representations of European Lithium and its lawyers; this report is referenced in Section 24.

CSA Global has also not independently verified nor undertaken any due diligence regarding the legal and tax aspects relating to the Project and neither the authors, nor CSA Global, are qualified to provide comment on any legal issues associated with title to the Project.

For the information relating to mineral and property rights in Section 3.0, CSA Global relied on European Lithium team. CSA Global has not researched property or mineral rights for European Lithium as we consider it to be reasonable rely on their legal team responsible for maintaining this information.

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Appendix A	Glossary

amphibolite	A metamorphic crystalline rock consisting mainly of amphiboles and some plagioclase.

amphibolite facies	The set of metamorphic mineral assemblages (facies) which is typical of regional metamorphism between 450°C and 700°C.

anatexis	Anatexis is the partial melting of rocks.

anticline	In structural geology, an anticline is a type of fold that is an arch-like shape and has its oldest beds at its core, whereas a syncline is the inverse of an anticline.

aplite	An intrusive igneous rock in which the mineral composition is the same as granite, but in which the grains are much finer, under 1 mm across. Quartz and feldspar are the dominant minerals. Often form as well-defined zones within pegmatites.

augen	Augen (from German “eyes”) are large, lenticular eye-shaped mineral grains or mineral aggregates visible in some foliated metamorphic rocks.

basalt/basaltic	Basalt is fine grained extrusive igneous rock formed from the rapid cooling of low-viscosity lava rich in magnesium and iron exposed at or very near the surface. Basaltic refers to a basalt like composition.

beryl	Beryl is a mineral composed of beryllium aluminium cyclosilicate with the chemical formula Be₃Al₂Si₆O₁₈. Well-known varieties of beryl include emerald and aquamarine. Commonly found in pegmatites.

biotite	Biotite is a common group of phyllosilicate minerals within the mica group, with the approximate chemical formula K(Mg,Fe)3(AlSi3O10).

biotitisation	Alteration process whereby minerals are replaced by biotite, a magnesium, iron-rich mica mineral.

cataclastic	A cataclastic rock is a type of fault rock that has been wholly or partly formed by the progressive fracturing and comminution of existing rocks, a process known as cataclasis.

chloritised	A metasomatic process in which the mafic (iron and magnesium-rich) minerals of rocks and sometimes also the matrix itself are replaced by chlorites. The chlorites are a group of phyllosilicate minerals rich in iron, magnesium, nickel, and manganese.

columbite-tantalite	Coltan (short for columbite–tantalite and known industrially as tantalite) is a dull black metallic ore from which the elements niobium and tantalum are extracted. The niobium-dominant mineral in coltan is columbite.

decline	A decline is a system of ramps and crosscuts (horizontal drives) that connects the access points (points which must be accessed for drilling and blasting operations) and draw points (from which the ore is drawn) to the surface portal or to a breakout from existing mine infrastructure.

diamond core drilling	A core drill is a drill specifically designed to remove a cylinder of material using a diamond encrusted bit. The rock core is collected in the hollow drill rods.

dip	See strike and dip.

drift	Development workings of an underground mine.

eclogitic/eclogite	Eclogite is a metamorphic rock containing garnet hosted in a matrix of sodium-rich pyroxene.

exocontact	Contacts of the host rock.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

facies	A body of rock with specified characteristics that can used to distinguish them from other rocks.

fault	A fault is a planar fracture or discontinuity in a volume of rock across which there has been significant displacement as a result of rock-mass movements.

fractional crystallisation/ fractionation	Fractional crystallisation is the removal and segregation from a melt of mineral precipitates. The removal of the crystals changes the composition of the magma. In essence, fractional crystallisation is the removal of early formed crystals from an originally homogeneous magma (e.g. by gravity settling) so that these crystals are prevented from further reaction with the residual melt. The composition of the remaining melt becomes relatively depleted in some components and enriched in others, resulting in the precipitation of a sequence of different minerals. It is an important ore forming process.

garnet	A group of alumino silicate minerals commonly found in metamorphic and to a lesser extent, igneous rocks.

Geological Society of South Africa (GSSA)	A learned society for geological science that was founded in 1895. It is a member of the Australian Securities Exchange Recognised Overseas Professional Organisation (ROPO) list.

geophysics/geophysical survey	Geophysics is a subject of natural science concerned with the physical processes and physical properties of the Earth and its surrounding space environment, and the use of quantitative methods for their analysis.

gneiss	Gneiss is a common and widely distributed type of metamorphic rock. Gneiss is formed by high-temperature and high-pressure metamorphic processes acting on formations composed of igneous or sedimentary rocks. Orthogneiss is gneiss derived from igneous rock. Paragneiss is gneiss derived from sedimentary rock.

granite (or granitoid)	A coarse-grained igneous rock composed mostly of quartz, alkali feldspar, and plagioclase. It forms from magma with a high content of silica and alkali metal oxides that slowly solidifies underground.

greenstone	A field term applied to any compact, dark green, altered or metamorphosed basic igneous rock (e.g. spilite, basalt, gabbro, diabase) that owes its colour to the presence of chlorite, actinolite, or epidote.

greenstone belt	Greenstone belts are zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies.

hectorite	Hectorite is a rare soft, greasy, white clay mineral with a chemical formula of Na0.3(Mg,Li)3Si4O10(OH)2. It is the primary lithium-bearing mineral in lithium clay deposits and alteration of lithium-bearing pegmatite minerals.

holmquistite	Holmquistite is a lithium magnesium aluminium inosilicate mineral with chemical formula Li₂(Mg, Fe²⁺)₃Al₂Si₈O₂₂(OH)₂ that forms as a result of the interaction of lithium with iron and magnesium rich minerals in the host rocks around pegmatites. It is not considered a lithium mineral of any economic significance.

igneous rock	Igneous rock is formed through the cooling and solidification of magma or lava. The magma can be derived from partial melts of existing rocks in either a planet’s mantle or crust.

JORC Code (2012)	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“the JORC Code”) is a professional code of practice that sets minimum standards for Public Reporting of minerals Exploration Results, Mineral Resources and Ore Reserves. The JORC Code provides a mandatory system for the classification of minerals Exploration Results, Mineral Resources and Ore Reserves according to the levels of confidence in geological knowledge and technical and economic considerations in Public Reports. The JORC Code is produced by the Australasian Joint Ore Reserves Committee (“the JORC Committee”). The latest edition was released in 2012.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

K-feldspar	Alkali potassium-bearing feldspar either microcline or orthoclase. Formula - KAlSi3O8.

lithium brine	Lithium brine deposits are accumulations of saline groundwater that are enriched in dissolved lithium. Lithium concentrations are typically measured in parts per million (ppm), milligrams per litre (mg/L) and weight percentage. Brine is pumped up from the ground from boreholes and placed into man-made evaporation ponds, where the lithium is concentrated via evaporation.

lithology (plural lithologies)	A description of a rock’s physical characteristics visible at outcrop, in hand or core samples, or with low magnification microscopy. Physical characteristics include colour, texture, grain size, and composition.

mafic	A rock enriched in iron, magnesium, and calcium and typically dark in colour. Common rock-forming mafic minerals include olivine, pyroxene, amphibole, biotite mica, and the plagioclase feldspars.

metabasic	A general term for metamorphosed basaltic, doleritic and allied rocks, the types included ranging from diabase and epidiorite to hornblende-schist.

metamorphic rock	Metamorphic rocks form from the transformation of existing rocks to new types of rock in a process called metamorphism. Usually as a result of burial and tectonism at high pressures and temperatures deep in the Earth’s crust.

metasedimentary	A metamorphosed sedimentary rock.

metavolcanics	A metamorphosed volcanic rock.

molasse basin	Molasse refers to sandstones, shales and conglomerates that form as terrestrial or shallow marine deposits in front of rising mountain chains in a foreland basin. These deposits are typically the non-marine alluvial and fluvial sediments of lowlands, as compared to deep-water flysch sediments. Sedimentation stops when the orogeny stops, or when the mountains have eroded flat.

muscovite	Muscovite is a hydrated phyllosilicate mineral of aluminium and potassium with formula KAl2(AlSi3O10)(F,OH)2.

ophiolite	An ophiolite is a section of Earth’s oceanic crust and the underlying upper mantle that has been uplifted and exposed above sea level and often emplaced onto continental crustal rocks by thrusting.

orogeny	An orogeny is an event that leads to both structural deformation and compositional differentiation of the Earth’s lithosphere at convergent plate margins.

orthogneiss	Orthogneiss is a type of metamorphic rock. It is formed by high-temperature and high-pressure metamorphic processes acting on rocks of igneous origin.

paragneiss	Paragneiss is a type of metamorphic rock. It is formed by high-temperature and high-pressure metamorphic processes acting on rocks of sedimentary origin.

pegmatite	An essentially igneous rock, commonly of granitic composition, that is distinguished from other igneous rocks by its extremely coarse but variable grain size or by an abundance of crystals with skeletal, graphic, or other strongly directional growth habits. Pegmatites occur as sharply bounded homogenous to zoned bodies within igneous or metamorphic host rocks (London, 2008).

Permian	The Permian is a geologic period and stratigraphic system which spans 47 million years from the end of the Carboniferous Period 298.9 million years ago (Mya), to the beginning of the Triassic Period 251.9 Mya. It is the last period of the Paleozoic Era.

phyllite	Phyllite is a type of foliated metamorphic rock created from slate that is further metamorphosed so that very fine-grained white mica achieves a preferred orientation. It is usually composed of quartz, sericite mica, and chlorite.

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

plagioclase	Plagioclase is a series of tectosilicate (framework silicate) minerals within the feldspar group. Rather than referring to a particular mineral with a specific chemical composition, plagioclase is a continuous solid solution series, more properly known as the plagioclase feldspar series. The series ranges from albite to anorthite endmembers (with respective compositions NaAlSi3O8 to CaAl2Si2O8).

Professional Natural Scientist (Pr.Sci.Nat.)	Professional Natural Scientist registered with the South African Council for Natural Scientific Professionals (SACNASP). SACNASP is the legislated regulatory body for natural science practitioners in South Africa, and a Recognised Overseas Professional Organisation (ROPO) recognised association along with Australasian Institute of Mining and Metallurgy, and the Canadian Institute of Mining, Metallurgy and Petroleum.

quality assurance and quality control (QAQC)	QAQC procedure covers everything from sample handling at all levels of exploration and processing as well as defined protocols for insertion of standards/blanks and duplicates. Quality control samples inserted into the sample stream include blanks, refence materials and duplicate samples and used to monitor contamination, accuracy and precision of the assay laboratory.

quartz	Quartz is a chemical compound consisting of silicon dioxide (SiO2). It is the most abundant mineral found at Earth’s surface.

rare-earth elements	The rare-earth elements, also called the rare-earth metals are a set of 17 nearly indistinguishable lustrous silvery-white soft heavy metals. These include the 15 lanthanides (lanthanum, cerium, praseodymium, neodymium, promethium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, lutetium) on the periodic table plus scandium and yttrium. The rare earths have diverse applications in electrical and electronic components, lasers, glass, magnetic materials, and industrial processes.

schist	A medium-grade metamorphic rock formed from mudstone or shale. Schist has medium to large, flat, sheet-like grains in a preferred orientation. It is defined by having more than 50% platy and elongated minerals, often finely interleaved with quartz and feldspar.

secondary deposit	A mineral deposit formed when a primary mineral deposit is subjected to chemical and/or mechanical alteration. Secondary deposits are divided into three groups: sedimentary rocks, secondarily enriched ore deposits, and residual or detrital ore deposits.

sedimentary rock	Sedimentary rocks are types of rock that are formed by the accumulation or deposition of mineral or organic particles at Earth’s surface, followed by cementation. Sedimentation is the collective name for processes that cause these particles to settle in place.

sedimentary basin	Sedimentary basins form as a result of long-term subsidence creates accommodation space for accumulation of sediments. As the sediments are buried, they are subject to increasing pressure and begin the processes of compaction and lithification that transform them into sedimentary rock.

strike and dip	Strike and dip is a measurement convention used to describe the orientation, or attitude, of a planar geologic feature. A feature’s strike is the azimuth (direction/bearing) of an imagined horizontal line across the plane, and its dip is the angle of inclination measured downward from horizontal.

S-type granite	S-type granite contains muscovite and biotite and is depleted in sodium but enriched in aluminium. They are considered to have formed by partial melting of sedimentary rocks.

supracrustal rocks	Supracrustal rocks are rocks (sedimentary or volcanic rock) that were deposited on the existing basement rocks of the crust. They may be further metamorphosed.

syncline	In structural geology, a syncline is a fold with younger layers closer to the centre of the structure, whereas an anticline is the inverse of a syncline.

tectonic plate	Tectonic plates are composed of the oceanic lithosphere and the thicker continental lithosphere, each topped by its own kind of crust.

terrane	In geology, a terrane is a fragment of crustal material formed on, or broken off from, one tectonic plate and accreted or “sutured” to crust lying on another plate. The crustal block or fragment preserves its own distinctive geologic history, which is different from that of the surrounding areas.

thrust fault	A thrust fault is a reverse fault in which the fault plane dipping angle is less than 45°.

topaz	Topaz is a silicate mineral of aluminium and fluorine with the chemical formula Al₂SiO₄(F,OH)₂. Often forms in pegmatites rich in fluorine.

tourmaline	A crystalline boron silicate mineral compounded with elements such as aluminium, iron, magnesium, sodium, lithium, or potassium.

x-ray diffraction	An analytical technique used to identify minerals using the phenomenon in which the atoms of a crystal, by virtue of their uniform spacing, cause an interference pattern of the waves present in an incident beam of x-rays.

CSA Global Report Nº R410.2022

European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

Appendix B	Abbreviations and Units of Measurement

$	United States Dollar
~	approximately
€	Euro
µ	microns
°	degrees
°	C degrees Celsius
2D	two-dimensional
3D	three-dimensional
AES	atomic emission spectroscopy
AHP	amphibolite hosted pegmatite
AIG	Australian Institute of Geoscientists
AIM	Alternative Investment Market
AM	&A Al Maynard and Associates
AMIS	African Mineral Standards
amsl	above mean sea level
ASX	Australian Securities Exchange
AusIMM	Australasian Institute of Mining and Metallurgy
BBU	Bleiberger Bergwerks Union
Be	beryllium
BVI	British Virgin Islands
cm	centimetres
CPR	Competent Person’s Report
CRM	certified reference material
DFS	definitive feasibility study
DMS	dense media separation
ESG	environmental, social and governance
EV	electric vehicle
F	fluorine
FeO	iron oxide
g	gram
GDMB	Gesellschaft der Metallurgen und Bergleute
GEOPS	GEOPS Bohrgesellschaft mbH
Geotask	Geotask (Pty) Ltd
GK	Gauss-Kruger
GPS	global positioning system
GSM	Global Strategic Metals NL
GSSA	Geological Society of South Africa
ha	hectares (1 ha = 10,000m2)
ICP-MS	inductively coupled plasma-mass spectrometry
K	potassium
km	kilometre
km2	square kilometres
KMI	Kärntner Montanindustrie GmbH
kt	kilo-tonnes (or thousand tonnes)

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European Lithium Limited S-K 1300 Technical Report Summary – Wolfsberg Lithium Project

LCE	lithium carbonate equivalent
LCT	lithium-caesium-tantalum
Li	lithium
Li2O	lithium oxide (Li2O = 2.153 x Li)
Li2CO3	lithium carbonate
LiOH	lithium hydroxide
LOI	loss on ignition
LSE	London Stock Exchange
m	metre
m3	cubic metres
Ma	million years
masl	metres above sea level
MDEV	magnetic deviation
MHP	mica-schist hosted pegmatite
MinroG	Mineralrohstoffgesetz 38/1999
mm	millimetres
MnO	manganese oxide
Mo	molybdenum
MRE	Mineral Resource estimate
MRL	Minerals Research Laboratory
Mt	million tonnes
Na	sodium
Na2O	sodium oxide
Nb	niobium
NCSU	North Carolina State University College of Engineering
PFG	Paynes Find Gold Limited
PFS	prefeasibility study
ppm	parts per million
QAQC	quality assurance and quality control
QP	Qualified Person
Rb	rubidium
ROM	run of mine
S-K 1300	United States Security and Exchange Commission’s regulation Subpart S-K 1300
SACNASP	South African Council for Natural Scientific Professions
Sn	tin
SRK	SRK Consulting
TRS	technical report summary
t	tonne
t/m3	tonnes per cubic metre
Ta	tantalum
TG	technical grade
U	uranium
XRD	x-ray diffraction
W	tungsten
wt%	weight percent

CSA Global Report Nº R410.2022

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